SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON AUGUST 25, 2014
As filed with the Securities and Exchange Commission on                        , 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PES Logistics Partners, L.P.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4610 (Primary Standard Industrial Classification Code Number)	30-0831288 (I.R.S. Employer Identification Number)

1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339-1200
(Address, Including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

John McShane
Secretary and General Counsel
1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Charles E. Carpenter William N. Finnegan IV Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Mike Rosenwasser Michael Swidler Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$	$

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                    , 2014

PROSPECTUS

             Common Units
Representing Limited Partner Interests

PES Logistics Partners, L.P.

                  This is an initial public offering of common units representing limited partner interests of PES Logistics Partners, L.P. We are offering                 common units in this offering. We expect that the initial public offering price will be between $        and $        per common unit. We were recently formed by PES Holdings, LLC ("our parent"), a wholly owned subsidiary of Philadelphia Energy Solutions LLC, and no public market currently exists for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol "PESL." We are an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act.

                  Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of risks of investing in our common units in "Risk Factors" beginning on page 20.

                  These risks include the following:

    •
    We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

    •
    Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

    •
    The assumptions underlying the forecast of distributable cash flow that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

    •
    All of our revenue and cash flow is currently derived from our equity ownership in North Yard Logistics, L.P. (the "operating partnership"), and Philadelphia Energy Solutions Refining and Marketing LLC ("Refining") currently accounts for all of the operating partnership's revenues. Therefore, we and the operating partnership are subject to the business risks of Refining. If Refining is unable to satisfy its obligations under the commercial agreement with the operating partnership for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

    •
    Refining is a privately owned company that does not disclose financial or operating results to the public, limiting the ability of our unitholders to assess the performance or financial outlook of the operating partnership's only customer.

    •
    Our business is difficult to evaluate because we have a limited operating history and do not have historical financial information upon which our performance may be evaluated.

    •
    The crude oil rail unloading terminal, which is the operating partnership's only operating asset, did not commence operations until October 23, 2013, and the expansion of the terminal is not expected to be completed until September 2014. The terminal may fail to operate efficiently or reliably, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

    •
    Refining may suspend, reduce or terminate its obligations under the commercial agreement with the operating partnership in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

    •
    Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Refining, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.

    •
    Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

    •
    Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

    •
    Immediately effective upon closing, you will experience substantial dilution of $        in tangible net book value per common unit.

    •
    Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to you would be substantially reduced.

    •
    Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to PES Logistics Partners, L.P., before expenses	$	$

                  The underwriters may also purchase up to an additional                common units from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  Delivery of the common units is expected to be made on or about                        , 2014.

BofA Merrill Lynch	Credit Suisse

The date of this prospectus is                        , 2014

i

              You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

              Through and including                        , 2014 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

              The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates.

v

 PROSPECTUS SUMMARY

              This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the unaudited pro forma consolidated balance sheet and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 20 for more information about important factors that you should consider before purchasing our common units.

              Unless the context otherwise requires, references in this prospectus to "our partnership," "we," "our," "us" or like terms refer to PES Logistics Partners, L.P. and its subsidiaries, including the operating partnership. References to (i) "our general partner" and "PES Logistics GP" refer to PES Logistics GP, LLC; (ii) "our parent" refer to PES Holdings, LLC and, as the context may require, PES Holdings, LLC and its subsidiaries, other than us, our subsidiaries and our general partner; (iii) "PES" refer to Philadelphia Energy Solutions LLC, the owner of our parent; (iv) "the operating partnership" refer to North Yard Logistics, L.P.; (v) "North Yard GP" refer to North Yard GP, LLC, the general partner of the operating partnership; and (vi) "Refining" refer to Philadelphia Energy Solutions Refining and Marketing LLC. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page B-1 of this prospectus.

 PES Logistics Partners, L.P.

Overview

              We are a fee-based, growth oriented traditional master limited partnership recently formed by our parent to own, operate, develop and acquire crude oil, refined product and other logistics assets. We own the general partner interest and a 45% limited partner interest in the operating partnership, which owns and operates a crude oil rail unloading terminal located at our parent's Philadelphia refinery complex. We have no ownership interest in Refining or the Philadelphia refinery complex. We generate revenue by charging fees for receiving, handling and transferring crude oil. We do not take ownership of, or receive any payments based on the value of, the crude oil we handle, and as a result, we do not have any direct exposure to the fluctuations in commodity prices.

              All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining, a wholly owned subsidiary of our parent. This commercial agreement with Refining is supported by quarterly minimum volume commitments and inflation escalators. We believe that the nature of this arrangement will enhance the stability and predictability of our cash flow over time.

              We intend to seek opportunities to grow our business by acquiring additional limited partner interests in the operating partnership from our parent and additional assets from Refining and third parties and through organic growth projects, including our terminal expansion project described below. We believe that the opportunity to acquire additional limited partner interests in the operating partnership will provide us with significant near-term growth. Our parent, through Refining, is an independent petroleum refiner and supplier of unbranded transportation fuels, petrochemical feedstocks and other petroleum products, and we were formed by our parent to be the primary vehicle to expand the logistics assets supporting Refining's business. Refining owns and operates the Philadelphia refinery complex, which is the largest refining complex on the East Coast, as well as a portfolio of associated logistics assets supporting its refineries. We expect that our parent and Refining will serve as critical sources of our future growth by providing us with various acquisition opportunities. Upon consummation of this offering, we will enter into an omnibus agreement with our parent and

Refining, pursuant to which our parent will grant us a right of first offer on the limited partner interests that it owns in the operating partnership and Refining will grant us an option to acquire an NGL rail terminal (the "NGL rail terminal") currently under construction at Refining's Philadelphia refinery complex and a right of first offer to purchase from Refining other logistics assets that it will retain or that it may acquire or construct in the future. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

              Our rail unloading terminal has the capacity to unload two crude oil unit trains, or 140,000 bpd, based on the industry-standard 104-car unit train configuration. We have commenced an expansion project, expected to be completed in September 2014, to increase the unloading capacity of our terminal to three unit trains, or 210,000 bpd. Our rail unloading terminal was designed to unload 120-car unit trains and, if the rail industry moves to these more efficient trains, then the expanded capacity of our rail unloading terminal will improve to 240,000 bpd.

Competitive Strengths

              We believe that the following competitive strengths position us to successfully execute our business strategies:

              Our Rail Unloading Terminal is Integral to Refining's Domestic Light Crude Strategy.    Refining has embarked on a strategy by which it seeks to purchase an increasing amount of domestic crude oil that currently trades at a discount to foreign crude oil in order to lower the overall cost of the feedstock for its refinery operations. Because our rail unloading terminal is located onsite at the Philadelphia refinery complex and has direct access to a Class I railroad mainline, it offers a dedicated, economic means by which Refining can source light, sweet domestic crude oil.

              Newly Constructed, World-Class Facility.    Our rail unloading terminal is a purpose-built, recently completed facility within Refining's complex, with 140,000 bpd of unloading capacity. Upon the completion of our expansion project in September 2014, the terminal will be able to unload 63% of Refining's overall capacity, and will be the largest crude oil rail terminal on the East Coast.

              Ten-Year, Fee-Based Contract with Minimum Volume Commitments.    All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining, which is supported by minimum quarterly volume commitments and inflation escalators. We believe this agreement with Refining will generate stable and predictable cash flows.

              Relationship with Our Parent.    We will serve as our parent's primary vehicle to expand its logistics business supporting Refining and third parties. As the owner of our general partner interest, all of our incentive distribution rights and a        % limited interest in us, we believe that our parent will be incentivized to grow our business.

              Relationship with Our Parent and Refining.    We believe that our parent will be incentivized to grow our business as a result of Refining's stated strategies of increasing its access to domestic crude oil and growing its logistics capabilities. In particular, we expect to benefit from the following aspects of our relationship with our parent and Refining:

  •
  Option to acquire NGL rail terminal.  Pursuant to the omnibus agreement that we will enter into at the closing of this offering, we will have an option to acquire from Refining the NGL rail terminal that is currently under construction by a third party at Refining's Philadelphia refinery complex and the associated real estate rights. The NGL rail terminal will include 13 railroad sidings, 36 loading/unloading racks and 100 rail car storage spots.

  •
  Acquisition opportunities.  Under the omnibus agreement, Refining will grant us a right of first offer to acquire certain logistics assets that it will retain or that it may acquire or construct in its existing area of operation in the future. We also may have the opportunity to jointly pursue strategic acquisitions with Refining that complement and grow our asset base. We believe that opportunities for us to acquire assets under the omnibus agreement or participate in strategic acquisitions with Refining will result from Refining's current crude oil sourcing strategy, as well as its opportunity to source natural gas and NGLs in the future, and Refining's downstream activities.

      •
      Domestic crude oil sourcing strategy.  Refining has made significant progress in executing its strategy of transitioning its feedstock slate from foreign crude oil to less expensive domestic crude oil. Because Refining operates the largest refining complex on the East Coast, with combined crude oil throughput capacity of 335,000 bpd, it is a significant player in the evolving domestic crude oil supply chain. We have the potential opportunity to construct or acquire assets that will advance Refining's domestic crude oil sourcing strategy. Given our relationship with Refining, we would expect to operate these assets under long-term, fee-based agreements.

      •
      Domestic natural gas and NGL sourcing strategy.  Increasing production of natural gas and associated NGLs from the Marcellus shale formation in Pennsylvania has the potential to create opportunities for the development of additional logistics and manufacturing assets to bring these resources to market. Refining's complex is well situated to build complementary businesses that utilize natural gas and NGLs as feedstocks and that are synergistic with its refining operations. Should these opportunities develop, we expect to facilitate this growth by constructing or acquiring logistics assets that provide access to these feedstocks and delivery of the resultant products to end-markets.

      •
      Downstream activities.  Refining benefits from its location in PADD I, which is the largest refined products market in the United States. Downstream of the refinery complex we may have opportunities to participate in Refining's marketing strategy by buying or building midstream logistics assets that handle refined products such as marine vessels, storage and blending terminals and wholesale truck racks.

  •
  Access to operational and industry expertise.  We expect to benefit from Refining's extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

              Experienced Management Team.    Our management team is experienced in the operation of refining logistics assets and the execution of organic growth and acquisition strategies. Our management team averages more than 20 years of industry experience and includes some of the most senior officers of our parent.

              Financial Flexibility.    At the closing of this offering, we expect to enter into a    -year $             million revolving credit facility, which will remain undrawn at closing. We believe we will have the financial flexibility to execute our growth strategy through the available borrowing capacity under our revolving credit facility and our ability to access the debt and equity capital markets.

              We cannot assure you, however, that we will be able to utilize our strengths to successfully execute our business strategies described below. For further discussion of the risks that we face, please read "Risk Factors."

 Strategies

              Our primary business objectives are to maintain stable and predictable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following business strategies:

              Generate Stable, Fee-Based Cash Flow.    All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based agreement with Refining, which is supported by minimum quarterly volume commitments and inflation escalators. Pursuant to this agreement, we do not have direct exposure to the fluctuations in commodity prices. As we grow our business beyond our current facilities, we will seek to enter into similar fee-based contracts with third parties that generate stable and predictable cash flows.

              Pursue Accretive Acquisitions from Our Parent and Refining.    In connection with this offering, we will enter into an omnibus agreement, pursuant to which our parent and Refining will grant us rights of first offer on several sets of assets as described below that we expect to drive our growth strategy.

              Pursue Attractive Organic Growth Opportunities.    We intend to pursue organic growth projects that complement our terminal's existing capacity and our own operational footprint, including extending our reach upstream and downstream of Refining.

              Third-Party Acquisitions.    We intend to analyze and expect to pursue acquisitions of complementary assets owned by third parties. In addition, in conjunction with Refining, we expect to monitor the marketplace to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations.

              Maintain Safe, Reliable and Efficient Operations.    We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We will seek to improve our operating performance through our commitment to our preventive maintenance program and to employee training and development programs.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Growth Opportunities

              We believe that our relationship with our parent will provide us with substantial future growth opportunities. Our parent owns a 55% limited partner interest in the operating partnership and will grant us a right of first offer to purchase all or a portion of this ownership interest in one or more transactions.

              Our relationship with Refining should also provide us with a number of potential future growth opportunities. Pursuant to the omnibus agreement that we will enter into at the closing of this offering, we will have an option to acquire the NGL rail terminal and associated real estate rights from Refining at their net book value as of the closing date of the acquisition. In addition, Refining will grant us a right of first offer to acquire the following assets for a period of 10 years after the closing of this offering, as well as any additional assets that it may construct or acquire in the future:

  •
  Point Breeze Refinery Terminal and Barge Docks.  The Point Breeze refinery terminal consists of ten tanks with capacity to store 1.8 million barrels of crude oil and 53 tanks with shell capacity of 3.5 million barrels for storage of intermediates, refined products and gasoline blend stock. It also includes a barge dock that transfers gasoline and distillate products to and from the Point Breeze terminal. The barge dock has two berths with a draft of 26 feet. In addition, the Point Breeze terminal has pipeline connections to the Sunoco Logistics Fort Mifflin Crude Terminal.

  •
  Schuylkill River Tank Farm and Girard Point Docks.  The Schuylkill River tank farm consists of 30 tanks with capacity to store 3.2 million barrels of refined products and gasoline blend stock. It also includes pipeline connections to and from the Colonial, Laurel and Harbor pipelines. The tank farm also has capacity to store 15,000 barrels of propane and 250,000 barrels of butane and has facilities to load propane trucks and off load and load butane trucks. Also included are the Girard Point docks, used to transfer refined products to and from the Schuylkill River Tank Farm and the Girard Point refinery. These docks include a vapor recovery system to allow the loading of high VOC liquid components, four berths for barges and ships with a draft of 32 feet.

  •
  Propane/Propylene Rail and Truck Terminal.  This terminal consists of 22 propane storage bullets with a total capacity of 15,000 barrels, a propane/propylene rail loading terminal with 16 railcar stations and a propane/propylene truck loading terminal with four loading spots.

  •
  Other Logistics Assets.  Refining also owns eight cumene storage tanks with a total capacity of 164,000 barrels and a benzene terminal with two storage tanks with total capacity of 58,000 barrels along with capabilities to unload benzene from trucks and railcars and from barges at the Girard Point barge docks.

We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Refining to purchase any assets covered by our right of first offer.

About North Yard Logistics, L.P.

              North Yard Logistics, L.P., our operating partnership, is a Delaware limited partnership in which we own the general partner interest and a 45% limited partner interest. Our parent owns the remaining 55% limited partner interest in the operating partnership. The operating partnership owns and operates a crude oil rail unloading terminal located at our parent's Philadelphia refinery complex and a pipeline connection to accept deliveries of crude oil from a nearby third-party terminal. Our rail unloading terminal receives, handles and transfers crude oil and provides Refining's Point Breeze and Girard Point refineries with their primary access to high quality, lower-cost crude oil from the Bakken region as well as other North American shale oil production regions served by rail. The terminal currently has nominal unloading capacity of two unit trains per day, or 140,000 bpd of crude oil, with the current 104-car unit train configuration.

              Based on the successful operations of our terminal since its startup in the fourth quarter of 2013 and Refining's willingness to commit to higher minimum throughput volumes in the commercial agreement as discussed below, the operating partnership has undertaken an expansion project that will increase unloading capacity from two to three unit trains per day. When the expansion project is completed, unloading capacity will increase to 210,000 bpd. If the rail industry moves to more efficient 120-car unit trains, then the expanded capacity of our rail unloading terminal will improve to 240,000 bpd.

              The following table sets forth certain operating information regarding our rail unloading terminal, as well as the volumes received via a third-party connection:

	April 1 to October 23, 2013(1)	October 23 to December 31, 2013(2)	Six Months Ended June 30, 2014
Our Rail Unloading Terminal
Capacity (bpd)(3)	—	140,000	140,000
Throughput (bpd)	—	121,389	127,967
Utilization	n/a	87%	91%
Third-Party Connection
Throughput (bpd)	35,281	6,356	7,806

(1)
The pipeline connection to the third-party terminal was completed on April 21, 2013.

(2)
The rail unloading terminal commenced operations on October 23, 2013.

(3)
Following the completion of our expansion project in September 2014, the capacity of the crude oil rail unloading terminal will increase to 210,000 bpd.

Our Relationship with Refining

              We have no ownership interest in Refining or the Philadelphia refinery complex, but our relationship with Refining is one of our principal strengths. Refining operates the East Coast's largest refining complex, which consists of 335,000 bpd of throughput capacity at two refineries located on adjacent properties in Philadelphia, the 190,000 bpd Girard Point refinery and the 145,000 bpd Point Breeze refinery. These refineries are designed to run primarily light, sweet crude oils, and Refining is seeking to increase the amount of this type of crude oil processed at its facilities.

              Refining's credit rating is currently B1/B+ as assigned by Moody's and Standard & Poor's, respectively. From its inception on September 8, 2012 through December 31, 2012, Refining had operating income of $155 million, and for the year ended December 31, 2013, Refining had an operating loss of $76 million. For the six months ended June 30, 2013, Refining had an operating loss of $4 million as compared to operating income of $93 million for the six months ended June 30, 2014. Refining believes that the addition of our crude oil rail unloading terminal, which commenced operations on October 23, 2013 and allows Refining to purchase, deliver and process lower-priced, domestic crude oil, has been a primary driver of the improvement in Refining's financial results for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 financial results. These results do not reflect the impact of our formation transactions or the commercial agreement between the operating partnership and Refining. Additional summary financial information for Refining is presented in "Business—Refining's Summary Financial and Operating Information."

              We expect that our relationship with Refining will provide us the opportunity over time to grow a portfolio of midstream energy logistics assets. The anticipated increase in production in the Bakken region and other shale production regions provides us two distinct opportunities to grow our business:

  •
  Increasing throughput on our existing system.  Our crude oil rail unloading terminal was placed into service in October 2013 and is currently undergoing a 70,000 bpd expansion, which is expected to be completed in September 2014 and will increase capacity to 210,000 bpd.

  •
  Expand and integrate crude-by-rail supply chain.  We expect to acquire from Refining or construct additional logistics assets that facilitate transport of crude oil from producing areas such as the Bakken to the Philadelphia refinery complex or third-party refineries. The supply chain to deliver domestic crude oil from the midcontinent to the East Coast of the United States is developing and involves exploration and production, gathering, storage, loading terminal operation, rail car fleet ownership and management, unloading terminal operation and the ownership and operation of marine vessels under the Jones Act. These logistics assets each generate revenue through both fees charged for volumes transported on or through the additional assets, and potentially through increased crude oil volume at our rail unloading terminal.

              In conjunction with the offering, Refining will also grant us a right of first offer on certain logistics assets that it will retain or that it may acquire or construct in the future, as well as an option to purchase the NGL rail terminal that is currently being constructed by a third party.

Commercial Agreement with Refining

              The operating partnership has entered into a ten-year, fee-based services agreement with Refining under which the operating partnership receives, handles and transfers crude oil at the crude oil rail unloading terminal. All of the operating partnership's revenue and cash flow is currently derived from this commercial agreement, which is supported by minimum quarterly volume commitments and inflation escalators. For the twelve months ending September 30, 2015, Refining's annual minimum fees under this agreement are expected to total $118 million, or approximately 98% of our forecasted revenues of $121 million for such period. Please read "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015" for additional information regarding our forecasted revenues and related assumptions. The commercial agreement also provides Refining with a right of first refusal on certain proposed transfers of the rail unloading terminal by the operating partnership. Please read "Business—Commercial Agreement with Refining."

Other Agreements with Our Parent and Refining

              Upon the closing of this offering, we will enter into an omnibus agreement with our parent, Refining, our general partner and the operating partnership. Under the agreement, our parent will grant us a right of first offer to acquire the limited partner interests that it owns in the operating partnership and Refining will grant us an option or a right of first offer to acquire certain of its logistics assets that it will retain or that it may acquire or construct in the future. The omnibus agreement will also address Refining's reimbursement obligations related to certain operational failures of the contributed assets and Refining's indemnification of us for certain matters, including environmental, title, tax and accounting matters. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

              In addition to the omnibus agreement, we, our general partner and the operating partnership will enter into a services and secondment agreement with our parent and Refining. Under this agreement certain employees of Refining will be seconded to our general partner to provide operational and maintenance services with respect to the rail unloading terminal, and our general partner will reimburse Refining for certain costs and expenses of the seconded employees, including their wages and benefits. The services and secondment agreement also addresses our obligation to pay our parent an administrative fee, initially in the amount of $3.0 million per year, for the provision by our parent and its affiliates of centralized corporate services; our reimbursement to our parent for various administrative services in support of our assets and the operating partnership's reimbursement to Refining for various maintenance, operating and administrative services relating to the rail unloading terminal. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement."

Our Emerging Growth Company Status

              As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the

JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include, among others:

  •
  exemption from the auditor attestation requirement on the effectiveness of our system of internal controls over financial reporting;

  •
  exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  •
  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  •
  reduced disclosure about executive compensation arrangements.

              We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the end of the fiscal year in which we have more than $700.0 million in market value of our common units held by non-affiliates as of the preceding June 30th and (iv) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period.

              We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

              Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

              An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive, and you should read the full discussion of these risks and the other risks described in "Risk Factors" and "Forward-Looking Statements."

Risks Related to Our Business

  •
  We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

  •
  Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

  •
  The assumptions underlying the forecast of distributable cash flow that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership, and Refining currently accounts for all of the operating partnership's revenues. Therefore, we and the operating partnership are subject to the business risks of Refining. If Refining is unable to satisfy its obligations under the commercial agreement with the operating partnership for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

  •
  Refining is a privately owned company that does not disclose financial or operating results to the public, limiting the ability of our unitholders to assess the performance or financial outlook of the operating partnership's only customer.

  •
  Our business is difficult to evaluate because we have a limited operating history and do not have historical financial information upon which our performance may be evaluated.

  •
  The crude oil rail unloading terminal, which is the operating partnership's only operating asset, did not commence operations until October 23, 2013, and the expansion of the terminal is not expected to be completed until September 2014. The terminal may fail to operate efficiently or reliably, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

  •
  Refining may suspend, reduce or terminate its obligations under the commercial agreement with the operating partnership in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Risks Related to an Investment in Us

  •
  Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Refining, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.

  •
  Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

  •
  Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

  •
  Immediately effective upon closing, you will experience substantial dilution of $          in tangible net book value per common unit.

Tax Risks to Our Common Unitholders

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to you would be substantially reduced.

  •
  Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

Our Formation and Other Related Transactions

              We were formed in June 2014 by our parent, PESRM Holdings, LLC and our general partner to own, operate, develop and acquire crude oil and refined product logistics assets. The following transactions occurred in                         , 2014:

  •
  our parent conveyed the crude oil rail unloading terminal to the operating partnership as a capital contribution;

  •
  our parent contributed a 45% limited partner interest in the operating partnership and all of the outstanding membership interests in North Yard GP to us as a capital contribution;

  •
  the operating partnership entered into a long-term commercial agreement with Refining; and

  •
  we, our general partner and the operating partnership entered into a services and secondment agreement with our parent and Refining.

              At the closing of this offering, the following transactions will occur:

  •
  PESRM Holdings, LLC's interest in us will be distributed to our parent;

  •
  our parent's interest in us will be converted into (a)             common units and             subordinated units, representing an aggregate        % limited partner interest in us and (b) the right to receive a $             million distribution, a portion of which is to reimburse our parent for certain capital expenditures incurred with respect to the contributed assets;

  •
  our general partner's non-economic general partner interest will continue, and we will issue all of our incentive distribution rights to our general partner;

  •
  we will issue            common units to the public in this offering, representing a            % limited partner interest in us, and will apply the proceeds as described in "Use of Proceeds;"

  •
  we, our general partner and the operating partnership will enter into an omnibus agreement with our parent and Refining; and

  •
  we will enter into a $             million revolving credit facility, which will remain undrawn at the closing of this offering.

Organizational Structure After Our Formation and Other Related Transactions

              After giving effect to the transactions described above under "—Our Formation and Other Related Transactions", assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Public Common Units (1)		%
Parent Units:		%
Common Units		%
Subordinated Units		%
Non-economic general partner interest	—

Total	100.0%

(1)
Includes up to        common units that may be purchased by directors, director nominees and executive officers of our general partner pursuant to a directed unit program, as described in more detail in "Underwriting—Directed Unit Program."

              The following simplified diagram depicts our organizational structure after giving effect to our formation and other related transactions:

Management
Carlyle PES, L.L.C.
("Carlyle")
PES Equity Holdings, LLC(1)
2% ownership interest(2)
65% ownership interest(2)
33% ownership interest(2)
Philadelphia Energy Solutions LLC
("PES")
100% ownership interest
PES Holdings, LLC
("our parent")
Common Units
Subordinated Units
100% ownership interest
100% ownership interest
% limited partner interest
PESRM Holdings, LLC
PES Logistics GP, LLC
("our general partner")
Incentive Distribution Rights
Public Unitholders
Common Units
99.99% membership interest
0.01% ownership interest
0% non-economic general partner interest
% limited partner interest
Philadelphia Energy Solutions Refining and Marketing LLC
("Refining")
PES Logistics Partners, L.P.
(the "Partnership")
NYSE: PESL
100% membership interest
North Yard GP, LLC
("North Yard GP")
45% limited partner interest
55% limited partner interest
0% non-economic general partner interest
North Yard Logistics, L.P.
("operating partnership")
Rail Unloading Terminal

(1)
PES Equity Holdings, LLC is a subsidiary of Energy Transfer Partners, L.P.

(2)
Based on the total number of PES' outstanding common units as of August 25, 2014, and excludes any incentive units.

 Management of PES Logistics Partners, L.P.

              We are managed and operated by the board of directors and executive officers of PES Logistics GP, our general partner. Our parent is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange (the "NYSE"). Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner.             of the executive officers and directors of our general partner also currently serve as executive officers of our parent. For more information about the directors and executive officers of our general partner, please read "Management—Directors and Executive Officers of PES Logistics GP, LLC."

              Our operations are conducted through, and our operating assets are owned by, the operating partnership. However, neither we nor the operating partnership has any employees. Our general partner has the primary responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent or others. In addition, pursuant to the services and secondment agreement, certain of Refining's employees are seconded to our general partner to provide operational and maintenance services with respect to the rail unloading terminal. All of the personnel who conduct our business are employed or contracted by our general partner and its affiliates, including our parent and Refining.

Principal Executive Offices and Internet Address

              Our principal executive offices are located at 1735 Market Street, 10th Floor, Philadelphia, PA 19103, and our telephone number is (215) 339-1200. Following the completion of this offering, our website will be located at www.                         .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC") available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Conflicts of Interest and Duties

              Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of our parent, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is in the best interests of our parent. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including our parent and Refining, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn affects whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Duties."

              Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

              As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including our parent and Refining, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties—Duties of the General Partner" for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units. For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

 The Offering

Common units offered to the public	common units.
common units if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering	common units and subordinated units, representing an aggregate % limited partner interest in us.
Use of proceeds

We expect to receive net proceeds of approximately $            million from the sale of common units offered by this prospectus, based on an assumed initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

• $ million will be distributed to our parent in satisfaction of its right to reimbursement for certain capital expenditures incurred with respect to the contributed assets;
• $ million capital will be contributed to the operating partnership for general partnership purposes; and
• $ million will be retained by us for general partnership purposes.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Cash distributions

We intend to make a minimum quarterly distribution of $            per unit to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to the amount of such cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through                          , 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:
• first, to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;
• second, to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and
• third, to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $            per unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015," that we will generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution of $                per unit on all of our common units and subordinated units for the twelve months ending September 30, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate, subject to the requirement in our partnership agreement to distribute all of our available cash, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Subordinated units

Our parent will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units

The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $            (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after                          , 2017, or (2)  $                (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after                          , 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Issuance of additional units

Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our parent will own        % of our total outstanding common units and subordinated units on an aggregate basis (or        % of our total outstanding common units and subordinated units on an aggregate basis, if the underwriters exercise in full their option to purchase additional common units). This will give our parent the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately        % of our common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending                          , 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own        % of our outstanding common units (excluding any common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be        % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $                per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $                per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.

Material U.S. federal income tax consequences

For a discussion of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Directed Unit Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to        % of the common units being offered by this prospectus for sale to directors, director nominees and executive officers of our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol "PESL."

 SUMMARY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

              The summary unaudited pro forma consolidated balance sheet presented in the following table as of June 30, 2014 is derived from the unaudited pro forma consolidated balance sheet of PES Logistics Partners, L.P. included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet assumes the offering and the related transactions occurred as of June 30, 2014. These transactions include, and the unaudited pro forma consolidated balance sheet gives effect to, the following:

  •
  our parent's contribution to us of the general partner interest and a 45% limited partner interest in the operating partnership which owns and operates the crude oil rail unloading terminal;

  •
  the creation of a noncontrolling interest representing our parent's retained 55% limited partner interest in the operating partnership;

  •
  our entry into a            -year $                 million revolving credit facility;

  •
  the consummation of this offering and our issuance of                          common units to the public, the incentive distribution rights to our general partner and                          common units and                        subordinated units to our parent; and

  •
  the application of the net proceeds of this offering as described in "Use of Proceeds."

              The following table should be read together with, and is qualified in its entirety by reference to, the unaudited pro forma consolidated balance sheet and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition."

Pro Forma
June 30, 2014
(unaudited)
(in thousands)
Balance sheet:
Cash and cash equivalents	$28,500
Property, plant and equipment, net	$76,243
Total assets	$107,743
PES Logistics Partners, L.P. partners' capital	$50,134
Noncontrolling interest	$57,609
Total equity	$107,743

              Because our operations did not commence until                        , 2014 when our parent contributed a 45% limited partner interest in the operating partnership and all of the outstanding membership interests in North Yard GP to us and we were capitalized on a nominal basis prior to such time, we have not included any historical financial results in this prospectus.

RISK FACTORS

              Investing in our common units involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this prospectus before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. If that occurs, we might not be able to pay distributions on our common units, the trading price of our common units could decline materially, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

 Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

              In order to pay the minimum quarterly distribution of $             per unit per quarter, or $             per unit on an annualized basis, we will require available cash of approximately $             million per quarter, or approximately $             million per year, based on the number of common units and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the volume of crude oil the operating partnership handles;

  •
  the throughput fees with respect to the volumes that the operating partnership handles;

  •
  the operating partnership's entitlement to payments associated with the minimum volume commitments under its commercial agreement with Refining;

  •
  timely payments under the commercial agreement by Refining; and

  •
  prevailing economic conditions.

              In addition, the actual amount of cash we will have available for distribution will also depend on other factors, some of which are beyond our control, including:

  •
  the amount of our operating expenses and general and administrative expenses, including reimbursements to our general partner in respect of those expenses;

  •
  the level of capital expenditures we make;

  •
  the cost of acquisitions and organic growth projects, if any;

  •
  our debt service requirements and other liabilities;

  •
  fluctuations in our working capital needs;

  •
  our ability to borrow funds and access capital markets;

  •
  restrictions that are expected to be contained in our revolving credit facility and other debt service requirements;

  •
  the amount of cash reserves established by our general partner; and

  •
  other business risks affecting our cash levels.

Our pro forma financial data are not necessarily representative of the results of what we would have achieved and may not be a reliable indicator of our future results.

              Our pro forma financial data included in this prospectus may not reflect what our financial condition would have been had we been a standalone company during the periods presented or what our financial condition will be in the future. The pro forma financial data we have included in this prospectus are based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition actually would have been as a standalone company and may not be a reliable indicator of what our financial condition actually may be in the future.

The assumptions underlying the forecast of distributable cash flow that we include in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

              The forecast of distributable cash flow set forth in "Our Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, EBITDA and distributable cash flow for the twelve months ending September 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based upon a number of assumptions that are discussed in "Our Cash Distribution Policy and Restrictions on Distributions" that may not prove to be correct. The forecast has been prepared by our management. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership, and Refining currently accounts for all of the operating partnership's revenues. Therefore, we and the operating partnership are subject to the business risks of Refining. If Refining is unable to satisfy its obligations under the commercial agreement with the operating partnership for any reason, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

              All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership, and Refining currently accounts for all of the operating partnership's revenues. As we expect the operating partnership to continue to derive all of its revenues from Refining for the foreseeable future, the operating partnership is subject to the risk of nonpayment or nonperformance by Refining under the commercial agreement. Any event, whether related to our operations or otherwise, that materially and adversely affects Refining's financial condition, results of operations or cash flows may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the operational and business risks of Refining, including, among others:

  •
  the price volatility of crude oil, other feedstock, refined and other products and fuel and utility services;

  •
  changes in crude oil and refined product inventory levels and carrying costs;

  •
  Refining's liquidity and ability to purchase enough crude oil to operate its refineries at full capacity could be materially and adversely affected if Refining is unable to operate under its existing supply and offtake agreement and intermediation arrangement with JP Morgan Ventures Energy Corporation ("JPMVEC"), or renew or replace such agreement on similar terms;

  •
  the risk of contract cancellation, non-renewal or failure to perform by JPMVEC under the existing supply and offtake agreement and intermediation arrangement;

  •
  Refining's hedging transactions may limit its gains and expose it to other risks;

  •
  Refining's indebtedness may limit its ability to obtain additional financing, and Refining may also face difficulties complying with the terms of its debt agreements;

  •
  covenants and events of default in Refining's debt agreements could limit its ability to undertake certain types of transactions and adversely affect its liquidity;

  •
  Refining has capital needs and planned and unplanned maintenance expenses for which its internally generated cash flows and other sources of liquidity may not be adequate;

  •
  the dangers inherent in Refining's operations could cause disruptions and could expose Refining to potentially significant losses, costs or liabilities;

  •
  environmental risks, incidents and violations that could give rise to material remediation costs, fines and other liabilities;

  •
  Refining may incur significant costs and liabilities as a result of pipeline safety laws and regulations, including integrity management programs and safety standards, and any changes to those laws and regulations;

  •
  Refining may incur significant costs to comply with state and federal environmental, economic, health and safety, energy and other laws, policies and regulations and any changes in those laws, policies and regulations;

  •
  Refining could experience business interruptions or increased costs associated with waterway, pipeline or rail line shutdowns, or interruptions or changes in cost;

  •
  a material decrease in the supply of crude oil available to Refining's refineries could significantly reduce its production levels;

  •
  severe weather, including earthquakes, floods, fire and other natural disasters, could cause damage to Refining's pipelines and facilities, disrupt Refining's operations or interrupt the supply of some of Refining's feedstock for its refineries and Refining's ability to distribute refined products;

  •
  Refining could incur substantial costs or disruptions in its business if it cannot obtain or maintain necessary permits and authorizations on favorable terms;

  •
  Refining could incur substantial costs in order to generate or obtain the necessary number of RINs credits in connection with mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States;

  •
  competition in the refining and marketing industry is intense, and an increase in competition in the areas in which Refining's refined and other products are sold could adversely affect Refining's sales and profitability;

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  general economic conditions;

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  Refining's insurance policies do not cover all losses, costs or liabilities that Refining may experience;

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  Refining could be subject to damages based on claims brought by its customers or lose customers as a result of a failure of its products to meet certain quality specifications;

  •
  a substantial portion of Refining's workforce is unionized, and Refining may face labor disruptions that would interfere with its operations;

  •
  the loss by Refining of any of its key personnel; and

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  terrorist attacks, cyber-attacks, threats of war or actual war.

              Petroleum refining and marketing is highly competitive. Refining's operations compete with domestic refiners and marketers in the PADD I region of the United States, as well as with domestic refiners in other PADD regions and foreign refiners and trading companies that import products into the United States. In addition, Refining competes with producers and marketers in other industries that supply alternative forms of energy and fuels. Certain of Refining's competitors have larger or more complex refineries and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of Refining's principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than Refining and have access to proprietary sources of controlled crude oil production. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

              Additionally, Refining may consider opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase assets and joint venture propositions. Refining may also change its refineries' operations by developing new facilities, suspending or reducing certain operations, modifying or closing facilities or terminating operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Refining actively manages its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future. No such changes will be subject to our consent.

              In addition, our parent may sell all or a portion of its interest in Refining to strategic or public investors or other third parties or recapitalize Refining, which may result in a change in Refining's business or financial strategy, contractual obligations or risk profile and negatively impact its financial condition, results of operations, cash flows or creditworthiness. In turn, the operating partnership's cash flows from its commercial agreement with Refining and, therefore, our ability to sustain or increase cash distributions to our unitholders may be materially and adversely affected. Moreover, our credit rating may be adversely affected by a decline in Refining's creditworthiness, increasing our borrowing costs or hindering our ability to access the capital markets. Please read "—Refining's level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Refining's credit rating." A third-party purchaser may identify alternative terminaling service providers and opt for minimum throughput volumes or decide to allow the commercial agreement to expire at the end of the original term. Such third party may also operate the refineries in a suboptimal manner, increasing the frequency of turnarounds and reducing capacity utilization. An initial public offering of Refining's business via a yield-focused investment vehicle, including a master limited partnership, may also adversely affect its operations as the board may feel obligated to distribute cash flows to investors that would have a higher value use if reinvested into its business. Any event that materially and adversely affects Refining's financial condition, results of operations or cash flows may adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Furthermore, conflicts of interest may arise between our general partner and its affiliates, including our parent and Refining, on the one hand, and us and our unitholders, on the other hand. We have no control over Refining, which is currently the operating partnership's sole source of revenue and sole customer, and Refining may elect to pursue a business strategy that does not favor us and our business. Please read "Risk Factors—Risks Related to an Investment in Us."

Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect Refining's operating margins, which, in turn, could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Refining currently purchases RINs as well as certain waiver credits on the open market in order to comply with the Renewable Fuel Standard ("RFS") issued by the EPA. In the future, Refining may be required to generate or purchase additional RINs on the open market and/or waiver credits from the EPA to comply with the RFS. Because of uncertainty surrounding how the EPA will implement proposed regulations, RIN prices have remained volatile and have increased in 2014. In 2013 and the first half of 2014, Refining has experienced significantly higher RINs costs than in prior periods, which have had a material impact on its results of operations. Neither we nor Refining can predict the future prices of RINs or waiver credits as the cost of RINs is dependent upon a variety of factors, which include the availability of qualifying biofuels, the availability of RINs for purchase, the price at which RINs can be purchased, transportation fuel production levels, the mix of Refining's petroleum products and the fuel blending performed at Refining's refineries, each of which can vary significantly from quarter to quarter. If Refining fails to obtain sufficient RINs, or relies on invalid RINs, Refining could be subject to fines and penalties imposed by the EPA. The costs to generate or obtain the necessary number of RINs and waiver credits and any fines imposed for a failure to do so, could adversely affect Refining's operating margins, which, in turn could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Refining is a privately owned company that does not disclose financial or operating results to the public, limiting the ability of our unitholders to assess the performance or financial outlook of the operating partnership's only customer.

              Refining is a privately owned company and has no obligations to disclose publicly financial or operating information. Accordingly, our unitholders will have little to no insight into Refining's ability to meet its obligations to us and the operating partnership, including its minimum volume commitments under the commercial agreement with the operating partnership. Our ability to make the minimum quarterly distribution on all outstanding units will be adversely affected if: (i) Refining does not fulfill its obligations to us and the operating partnership; (ii) after the end of the fifth contract year, Refining's obligations under the commercial agreement are suspended, reduced or terminated due to a refinery shutdown or force majeure event that prevents performance of its obligations under the commercial agreement; or (iii) at the end of the initial ten-year term of the commercial agreement, Refining elects not to extend the commercial agreement and the operating partnership is unable to generate additional revenues from third parties.

Our business is difficult to evaluate because we have a limited operating history and do not have historical financial information upon which our performance may be evaluated.

              We are a newly formed limited partnership, and until the contribution of the rail unloading terminal to the operating partnership in                         , 2014, we were capitalized on a nominal basis and did not have a business with revenue-generating activity. Accordingly, we do not present any historical financial statements with respect to periods prior to such contribution. Additionally, financial or operating data relating to the terminal prior to the contribution may not be meaningful in evaluating our business since we intend to operate the terminal as a stand-alone business instead of as a cost center as part of a refining business.

The crude oil rail unloading terminal, which is the operating partnership's only operating asset, did not commence operations until October 23, 2013, and the expansion of the terminal is not expected to be completed until September 2014. The terminal may fail to operate efficiently or reliably, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              The crude oil rail unloading terminal is currently the operating partnership's only operating asset and generates all of our operating cash flow. This terminal was constructed in 2013 and commenced operations on October 23 of that year. We have initiated a capital project to expand the unloading capacity of the terminal from two to three unit trains per day, and we expect to complete the project in September 2014. The project may face significant delays, and we cannot guarantee that the project will be completed at all. Furthermore, it is possible that we will discover issues that adversely impact efficient and reliable operations and would adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our substantial dependence on Refining's refineries as well as the lack of diversification of our assets and geographic locations could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              We believe that all of the operating partnership revenues for the foreseeable future will be derived from operations supporting Refining's Point Breeze and Girard Point refineries. Any event that renders either or both refineries temporarily or permanently unavailable or that temporarily or permanently reduces throughput rates at either or both refineries could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              We rely on revenues generated from the operating partnership's crude oil rail unloading terminal located at the Philadelphia refinery complex. Due to our lack of diversification in assets and geographic location, an adverse development in our business or area of operations, including adverse developments due to catastrophic events, weather, regulatory action and decreases in demand for crude oil throughput at the terminal, could have a significantly greater impact on our results of operations and distributable cash flow to our unitholders than if we maintained more diverse assets and locations. Such events may constitute force majeure events under the operating partnership's commercial agreement with Refining, potentially resulting in the suspension, reduction or termination of Refining's obligations under the commercial agreement to the extent Refining is affected by the force majeure event. In addition, during a refinery turnaround, Refining may not satisfy its minimum volume commitments under the commercial agreement. Please read "—Refining may suspend, reduce, or terminate its obligations under the commercial agreement with the operating partnership in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders" and "—If Refining satisfies only its minimum volume commitments under, or if the operating partnership is unable to renew or extend, the commercial agreement with Refining, our ability to make distributions to our unitholders will be reduced."

              In addition, Refining is a party to an intermediation arrangement under a supply and offtake agreement with JPMVEC whereby JPMVEC purchases crude oil and sells it to Refining as it enters the refinery. JPMVEC then purchases the refined products after the refining process. This intermediation arrangement expires in September 2015. There can be no assurances that the supply and offtake agreement can be replaced on similar terms upon its expiration, if at all.

Refining may suspend, reduce or terminate its obligations under the commercial agreement with the operating partnership in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              The operating partnership's commercial agreement with Refining includes provisions that permit Refining to suspend, reduce or terminate its obligations under the agreement if certain events occur. These events include a material breach of the agreement by the operating partnership, Refining deciding to permanently or indefinitely suspend crude unit operations at one or more of its refineries after the end of the fifth contract year, as well as the operating partnership being subject to certain force majeure events that would prevent the operating partnership from performing required services under the agreement. Refining has the discretion to make such decisions notwithstanding the fact that it may significantly and adversely affect the operating partnership and, in turn, us. For instance, if after the first five contract years of the initial term of the commercial agreement, Refining decides to permanently or indefinitely suspend all or substantially all crude oil refining operations at either its Point Breeze or Girard Point refineries for a period of at least 12 consecutive months. Refining may then terminate or proportionately reduce, as applicable, its rights and obligations under the commercial agreement at the end of such 12-month period upon prior written notice to the operating partnership, unless it has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of the 12-month period. In the event Refining proportionately reduces its obligations under the agreement, Refining will only be required to pay fees on the revised minimum throughput commitment. Under the commercial agreement, Refining has the right to terminate such agreement with respect to any services for which performance will be suspended by a force majeure event for a period in excess of 12 months. Additionally, under the commercial agreement, Refining has the right to terminate such agreement in the event of a material breach by the operating partnership, subject to a 15-business day cure period.

              Refining is not entitled to contractual relief due to a force majeure event during the first five contract years of the initial term of the commercial agreement and, accordingly, will be obligated to pay the minimum fees under the agreement; however, from and after the first five contract years, Refining will only be obligated to pay the throughput fee for volumes actually throughput under the agreement. As defined in the commercial agreement, a force majeure event is any circumstance not reasonably within the control of the party claiming force majeure and which by the exercise of commercially reasonable efforts such party is unable to prevent or overcome the circumstance that prevents performance of such party's obligations under the agreement, including:

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  acts of God, strikes, lockouts or other industrial disturbances;

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  acts of a public enemy, wars, terrorism, blockades, insurrections or riots;

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  storms, unusually severe weather, floods, interruptions in the ability to have safe passage in navigable waterways or rail lines, high water, washouts or other interruptions caused by acts of nature or the environment; provided, however, that in the case of Refining, such events materially disrupt the operation of Refining's distillation units for a period of seven business days or more;

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  the order of any court or governmental authority claiming or having jurisdiction while the same is in force and effect;

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  civil disturbances, explosions, fires, leaks or releases;

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  mechanical breakdown of equipment or infrastructure; provided, however, that in the case of Refining, such event materially disrupts the operation of Refining's distillation units for a period of seven business days or more; and

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  inability to obtain or distribute refined products, feedstocks or other materials necessary for operation because of a force majeure event affecting a third-party supplier or transporter of such refined products, feedstocks or other materials; provided, however, that in the case of Refining, such event materially disrupts the operation of Refining's distillation units for a period of seven business days or more.

              Accordingly, under the commercial agreement there exists a broad range of events that could result in the operating partnership no longer being required to unload and deliver Refining's minimum volume commitments in its rail unloading terminal and Refining no longer being required to pay the full amount of fees that would have been associated with its minimum volume commitments. Additionally, we have no control over Refining's business decisions and operations, and conflicts of interest may arise between our general partner and its affiliates, including our parent and Refining, on the one hand, and us and our unitholders, on the other hand. Refining is not required to pursue a business strategy that favors us or utilizes our assets and could elect to decrease refinery production or shutdown or reconfigure a refinery. Furthermore, a single event or business decision relating to one of Refining's refineries could have an impact on the commercial agreement with the operating partnership. These actions, as well the other activities described above, could result in a reduction or suspension of Refining's obligations under the commercial agreement. Any such reduction or suspension would have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Commercial Agreement with Refining."

If Refining satisfies only its minimum volume commitments under or if the operating partnership is unable to renew or extend the commercial agreement with Refining, our ability to make distributions to our unitholders will be reduced.

              Refining is not obligated to use the operating partnership's services with respect to volumes of crude oil in excess of the minimum commitment under the commercial agreement. Our ability to distribute the minimum quarterly distribution to our unitholders will be adversely affected if the operating partnership does not unload and deliver additional volumes for Refining at the rail unloading terminal (in excess of the minimum volume commitment under the commercial agreement) or other third parties. In addition, the term of Refining's obligations under that agreement extends ten years from the completion of this offering. If, at the end of the initial term, Refining elects not to extend the agreement and fails to use the operating partnership's terminal and the operating partnership is unable to generate additional revenues from third parties, our ability to make cash distributions to unitholders will be reduced. Furthermore, any renewal of the commercial agreement with Refining may not be on favorable commercial terms. For example, depending on prevailing market conditions at the time of contract renewal, Refining may desire to enter into contracts under different fee arrangements. To the extent the operating partnership is unable to renew the commercial agreement with Refining on terms that are favorable to the operating partnership, our revenue and cash flows could decline and our ability to make cash distributions to our unitholders could be materially and adversely affected.

A material decrease in Refining's margins could materially reduce the volumes of crude oil that the operating partnership handles, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              The volume of crude oil that the operating partnership throughputs depends substantially on Refining's operating margins. Refining's operating margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products, as well as regulatory compliance costs such as the costs of generating and obtaining RINs. For a discussion of the impact that the costs of generating and obtaining RINs may have on Refining's margins, please read "—Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect Refining's operating margins, which, in turn, could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders."

              The price of crude oil or other refinery feedstocks and the price of refined products are affected by numerous factors beyond our or Refining's control, both domestic and global, including North American crude oil production levels, changes in North American refining capacity as well as the global supply and demand for crude oil and gasoline and other refined products. As a result of increases in North American crude oil production over the past several years, along with a long-standing U.S. ban on exports of domestic crude oil outside of North America, the price of domestic crude oil currently trades at a discount to foreign crude oil. Declines in North American crude oil production, a lifting of, or significant change in, the U.S. crude oil export ban, a significant increase in North American crude oil refining capacity, or a significant increase in the supply of non-North American crude oil supply could cause domestic crude oil prices to rise relative to foreign crude oil, and Refining may therefore reduce the volume of crude oil that the operating partnership handles. In addition, global economic weakness could depress demand for refined products. The impact of low demand may be further compounded by excess global refining capacity and high inventory levels. Over the past five years, several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity. If the demand for refined products decreases or if Refining's crude oil costs exceed the value of the refined products it produces, Refining may reduce the volumes of crude oil that the operating partnership handles.

              Refining's refineries are configured to process light, sweet crude oils, and their results of operations are affected by crude oil price differentials, which may fluctuate substantially. Prior to our parent's formation in September 2012, the refineries historically processed crude oils that were predominantly foreign waterborne crudes that priced at a premium to Brent crude oil. Since its formation in September 2012, our parent has pursued a strategy of purchasing and refining increasing amounts of discounted domestic crude oil. With the completion of the crude oil rail unloading terminal on October 23, 2013 and the improvement in efficiency of the light ends handling capabilities of Refining's Point Breeze crude units in the first quarter of 2014, Refining is currently pursuing a strategy to process up to 80% domestic crude oil, much of which it expects to source from the Bakken region in North Dakota and deliver to the rail unloading terminal. A barrel of Bakken crude oil has historically traded at a discount relative to a barrel of Brent. This discount has typically allowed East Coast refiners to purchase Bakken crude oil, delivered to the refinery, at a substantially lower cost as compared to a barrel of delivered Brent or other alternative light, sweet foreign waterborne crude oil. This Bakken-Brent crude oil price differential has been volatile as a result of various continuing geopolitical events as well as logistical and infrastructure constraints to move crude oil from the Bakken fields into the refining centers of the United States, including the northeastern United States. Between June 30, 2012 and June 30, 2014, the discount at which a barrel of Bakken crude oil traded at Clearbrook, MN relative to the price of a barrel of Brent trading on the London Intercontinental Exchange ranged from $32.03 to $2.52. This wide price differential benefits refineries, such as Refining's refineries, that are capable of sourcing and utilizing domestic crude oil that is priced more in line with Bakken. There can be no assurance that Refining will be successful in implementing its crude strategy, or that Bakken crude oil will continue to sell at a discount to Brent crude oil. A reduction in the discount of Bakken crude oil to Brent crude oil could result in lower throughput volumes at the terminal and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              In addition to current market conditions, there are long-term factors that may impact the supply and demand of refined and other products in the United States. These factors include:

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  changes in global and local economic conditions;

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  demand for crude oil and gasoline and other refined products, especially in the United States, China, and India;

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  worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa, and Latin America;

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  the level of foreign and domestic production of crude oil and refined products and the level of crude oil, feedstocks and refined products imported into the United States, which can be impacted by accidents, interruptions in transportation, inclement weather or other events affecting producers and suppliers;

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  utilization rates of U.S. refineries;

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  changes in fuel specifications required by environmental and other laws;

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  the ability and/or willingness of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain oil price and production controls;

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  development and marketing of alternative and competing fuels;

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  pricing and other actions taken by competitors that impact the market;

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  accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our plants, machinery or equipment or those of our suppliers or customers; and

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  local factors, including market conditions, weather conditions and the level of operations of other refineries in our service areas.

              If the demand for refined and other products, particularly in Refining's primary market areas, decreases significantly, or if there were a material increase in the price of crude oil supplied to Refining's refineries without an increase in the value of the products produced by those refineries, either temporary or permanent, that causes Refining to reduce production of refined and other products at its refineries, there would likely be a reduction in the volumes of crude oil the operating partnership handles for Refining. Any such reduction could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

A material decrease in the supply of crude oil available to Refining's refineries could significantly reduce the volume of crude oil unloaded at the operating partnership's terminal, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

              Refining's refineries have been designed and operated to maximize flexibility in sourcing crude oil. Refining has the ability to purchase and deliver both foreign and domestic crude oil on waterborne vessels and to purchase domestic crude oil delivered by rail through the operating partnership's terminal. Refining continually contracts with third-party crude oil suppliers to maintain a sufficient supply of crude oil for production at its refineries. The volume of crude oil unloaded at the operating partnership's terminal depends on the total volume of crude oil processed at Refining's refineries and the relative cost of Refining's domestic and foreign crude oil alternatives, which will influence Refining's decision as to where to source its crude oil. At this time, the operating partnership does not have any customers other than Refining, and, therefore, its throughput volumes at the terminal currently depend entirely on Refining's decision to purchase domestic crude oil that will be delivered by rail to the terminal. The relative values of domestic and foreign crude oils have been and are expected to remain volatile, and we have no control over Refining's crude purchasing decisions. A decline in domestic crude oil available for delivery by rail to Refining's refineries at economically attractive values or the inability of Refining to secure domestic crude oil supplies to meet the needs of its refineries could result in an overall decline in volumes of crude oil unloaded at the operating partnership's terminal. If the volume of attractively priced, high-quality domestic crude oil available by rail to Refining's refineries is materially reduced for a prolonged period of time, the volume of crude oil unloaded at the operating partnership's terminal and the related fees for those services could be materially reduced, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

A material decrease in crude oil production in the Bakken region could result in a material decrease in the volume of attractively priced Bakken crude oil unloaded at our terminal and processed by Refining.

              During the first six months of 2014, Refining's refineries processed approximately 14% of the total crude oil produced in the Bakken region. This percentage may rise if Refining is successful in its strategy to process up to 80% domestic crude oil, much of which it expects to source from the Bakken region. Most of that Bakken crude oil was unloaded at the operating partnership's terminal. Producers in the Bakken region have outlets for their crude oil in the Midwest, West Coast, East Coast and Gulf Coast refining centers of the United States. The volume of attractively priced Bakken crude oil that Refining unloads at the operating partnership's terminal and processes in its refineries depends, in part, on the total production in the Bakken region. Because most of the crude oil unloaded in the terminal originates in the Bakken region, we may be indirectly exposed to production risks in the Bakken region, including:

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  the availability of drilling rigs for producers;

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  weather-related curtailment of operations by producers and disruptions to truck gathering operations;

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  declines in production due to depletion rates;

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  the nature and extent of governmental regulation and taxation, including regulations related to the exploration, production and transportation of shale oil, including hydraulic fracturing, natural gas flaring and rail transportation;

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  the development of third-party crude oil gathering systems that could impact the price and availability of crude oil in the area; and

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  the anticipated future prices of crude oil and refined products in surrounding markets.

              If, as a result of any of these or other factors, the volume of crude oil available in the Bakken region is materially reduced for a prolonged period of time, the volume of price advantaged Bakken crude unloaded at the operating partnership's terminal and processed in Refining's refineries could be materially reduced. Any deterioration of the current favorable conditions would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

A lifting of the U.S. crude oil export ban could affect crude oil price differentials which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Since the 1970s, the United States has restricted the ability of producers to export domestic crude oil. As total crude oil production has increased in the United States in recent years, primarily due to the increase in shale crude oil production, there have been increasing calls by producers for a lifting of the crude oil export ban. If the export ban were to be lifted, the price of domestic crude oil would likely rise to levels that are competitive with world oil prices, making domestic crude oil less advantageous for Refining to process in its refineries. Any deterioration of the current favorable crude price differentials between domestic and foreign crude oils could lead Refining to reduce the volume of domestic crude oil unloaded at the operating partnership's terminal, could lead to a reduced likelihood that we or Refining are able to identify or complete attractive expansion projects and could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The crude oil rail unloading operations and Refining's operations are subject to many risks and operational hazards, some of which may result in business interruptions and shutdowns of the terminal or Refining's facilities and damages for which we may not be fully covered by insurance. A significant accident or event that results in business interruption or shutdown for which we are not adequately insured could have a material adverse effect on our financial condition, results of operation, cash flows and ability to make distributions to our unitholders.

              The crude oil rail unloading operations are subject to all of the risks and operational hazards inherent in transporting and refining crude oil, including:

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  damages to equipment, pipelines, facilities and surrounding properties caused by earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

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  the inability of third-party facilities on which our operations are dependent, including Refining's facilities, to complete capital projects and to restart timely refining operations following a shutdown;

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  mechanical or structural failures at our facilities or at third-party facilities on which our operations are dependent, including Refining's facilities and those of the railroads that deliver trains to our facilities;

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  curtailments of operations relative to severe seasonal weather; and

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  other hazards.

              These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment, pollution or other environmental damage, and business interruptions or shutdowns of our terminal. A serious accident at the facilities operated by Refining or the operating partnership could result in serious injury or death to employees of our general partner or its affiliates or contractors and could expose us to significant liability for personal injury claims and reputational risk. In addition, Refining's operations, on which our operations are substantially dependent, are subject to similar operational hazards and risks inherent in refining crude oil. Any such event or unplanned shutdown could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Disruptions to rail transport of Bakken crude oil to the operating partnership's rail unloading terminal could cause a reduction of volumes unloaded in the terminal, which would have a material adverse effect on our financial condition, results of operation, cash flows and ability to make distributions to our unitholders.

              Refining is dependent upon multiple railroad companies and other intermediaries including crude oil producers, gatherers, terminal operators, traders and marketers to transport crude oil to the operating partnership's rail unloading terminal. Most of the crude oil unloaded at the terminal originates in the Bakken Region. To transport Bakken crude oil from North Dakota to the operating partnership's rail unloading terminal, the oil will pass from the wellhead through a gathering system and crude loading terminal, and then loaded onto railcars and transported by railroad to the unloading terminal. Any disruption to or reduction of capacities of this supply chain due to accidents, weather interruptions, governmental regulation, terrorism, depletion of oil reserves, congestion on rail lines or other causes could result in reduced volumes of crude oil unloaded at the operating partnership's terminal. Any significant reduction in volumes would materially adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our unitholders.

              Recent railcar accidents in Lac-Megantic, Quebec, Aliceville, Alabama, Casselton, North Dakota, Philadelphia, Pennsylvania and Lynchburg, Virginia have led to increased regulatory scrutiny over the safety of transporting crude oil by rail. Each of these incidents involved trains carrying crude oil from North Dakota's Bakken shale formation. As a result of these train derailments, various industry groups and government agencies are considering new rail car standards, railroad operating procedures and other regulatory requirements that could increase the cost of delivering crude oil by railroad or could limit the ability to ship crude oil on certain existing rail cars.

              Federal regulators have issued a safety advisory warning that Bakken crude oil may be more volatile than many other North American crude oils and reinforcing the requirement to properly test, characterize, classify, and, if applicable, sufficiently degasify hazardous materials prior to and during transportation. These recent accidents have prompted lawmakers to step up their efforts to phase out or require upgrades on the Department of Transportation ("DOT") Class 111 tank railcar, which is the most commonly used tank car to transport crude oil by rail in North America. A DOT Class 111 rail tanker is not pressurized, unlike sturdier DOT-112 and -114 models used to transport more volatile liquids such as propane and methane. Transport Canada recently ordered that DOT-111 tank cars used to transport crude oil and ethanol that are not compliant with required safety standards must be phased out or retrofitted within three years (i.e., by May 2017). In addition, Transport Canada issued an emergency directive and ministerial order imposing speed limits on trains carrying one or more cars of crude oil or ethanol and requiring all companies to complete a risk assessment within six months to determine the level of risk associated with each key transportation route. The U.S. National Transportation Safety Board ("NTSB") has recommended that all tank cars used to carry crude oil be reinforced to make them more resistant to punctures if trains derail. This recommendation has not yet been adopted by the Pipeline and Hazardous Materials Safety Administration ("PHMSA"). On July 23, 2014, PHMSA and the Federal Rail Administration issued a Notice of Proposed Rulemaking and companion Advanced Notice of Proposed Rulemaking that propose, among other things, enhanced tank car standards for certain trains carrying crude oil (and other flammable liquids) and a requirement that older DOT 111 tank cars be phased out within two years if they are not retrofitted to comply with the new tank car design standards. The proposed rulemaking is available for public review and comment until September 30, 2014. Any requirement to retrofit and upgrade existing rail tankers (DOT-111 or other models) could increase the cost and reduce the availability of rail transportation of crude oil.

              Due to concerns about the increased movement of crude oil, particularly Bakken crude, through highly populated areas, the rail industry has announced new railroad operating practices for transportation of crude oil. These voluntary changes are designed to avoid derailments by reducing speeds in or rerouting trains around high population areas.

              These operating practices as well as potential new regulations on tank car standards and shipper classifications could increase time required to move crude oil from production areas to Refining's refineries, increase the cost of rail transportation and decrease the efficiency of Refining's receipts of crude oil by rail, any of which could materially reduce the volume of crude oil delivered by rail to the operating partnership's rail unloading terminal and adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. For a further discussion of recent regulatory developments regarding the shipment of crude oil by rail and the associated risks to our operations, please see "Business—Environmental Regulation—Rail Safety."

Terrorist attacks, cyber-attacks, threats of war or actual war may negatively affect our and Refining's financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including threats of war or actual war, may adversely affect our and Refining's financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. Energy related assets (including refineries, such as those owned and operated by Refining on which we are substantially dependent, and rail unloading terminals such as the operating partnership's) may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for

Refining's crude oil and refined and other products. In addition, disruption or significant increases in energy prices could result in government imposed price controls. While we currently maintain insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable or at all.

              We and Refining are dependent on technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our respective businesses. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of the rail unloading terminal. These information systems are subject to damage or interruption from a number of potential sources including natural disasters, software viruses or other malware, power failures, cyber-attacks and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software and emergency recovery processes to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could negatively affect our financial condition, results of operation, cash flows and ability to make distributions to our unitholders.

We may not be able to increase our third-party revenue significantly or at all due to competition and other factors, which could limit our ability to grow and extend our dependence on Refining.

              Part of our growth strategy includes diversifying our customer base by acquiring or developing new assets independently from Refining. Our ability to increase our third-party revenue is subject to numerous factors beyond our control, including competition from third parties and the extent to which we lack available capacity when third-party shippers require it.

              We have a brief operating history and have not provided any crude oil rail unloading services to third parties. We can provide no assurance that we will be able to attract any material third-party service opportunities. Our efforts to attract new unaffiliated customers may be adversely affected by (i) our relationship with Refining, (ii) our desire to provide services pursuant to fee-based contracts, (iii) Refining's operational requirements at its refineries that rely upon the operating partnership's terminal to supply a significant portion of their crude oil requirements and (iv) our expectation that Refining will continue to utilize substantially all of the available capacity of the terminal. Our potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, we will need to establish a reputation among our potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

If we are unable to make acquisitions on economically acceptable terms from Refining or third parties, our future growth would be limited, and any acquisitions we may make may reduce, rather than increase, our cash flows and ability to make distributions to unitholders.

              A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to acquire businesses or assets that increase our cash flow. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of gathering, transportation, storage and rail loading or unloading assets by industry participants, including Refining. A material decrease in such divestitures would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase cash distributions to our unitholders. If we are unable to make acquisitions from Refining or third parties because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

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  mistaken assumptions about revenues and costs, including synergies;

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  an inability to integrate successfully the businesses or assets we acquire;

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  the assumption of unknown liabilities;

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  limitations on rights to indemnity from the seller;

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  mistaken assumptions about the overall costs of equity or debt financing;

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  the diversion of management's attention from other business concerns;

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  unforeseen difficulties operating in new product areas or new geographic areas; and

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  customer or key employee losses at the acquired businesses.

              If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our option to purchase and rights of first offer to acquire certain of our parent's and Refining's existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

              Our omnibus agreement provides us with rights of first offer on our parent's limited partner interests in the operating partnership and certain of Refining's existing assets for a period of ten years after the closing of this offering, as well as an option to purchase the NGL rail terminal from Refining. We do not have a current agreement or understanding with our parent or Refining to purchase any assets covered by our rights of first offer and option to purchase. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, our parent's and Refining's willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to the assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our rights of first offer or option to purchase. In addition, certain of the assets may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For these or a variety of other reasons, we may decide not to exercise our rights of first offer if and when any assets are offered for sale or exercise our option to purchase the NGL rail terminal. Our decision will not be subject to unitholder approval. In addition, our right of first offer with respect to our parent's limited partner interest in the operating partnership will be terminated if Carlyle ceases to control our general partner and our right of first offer with respect to Refining's existing assets will be terminated if Carlyle ceases to control our general partner or Refining. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

              In addition, if Refining were unable to perform under the commercial agreement for any reason, we would have the right to access or purchase, as the case may be, Refining's storage and pipeline assets to facilitate our ability to provide terminaling services to third parties. However, the contractual provisions associated with this right are untested, and the details associated with implementation of this right may be contested by Refining at such time. Moreover, our crude oil rail unloading terminal was constructed for Refining's business and is situated within our parent's refining complex. Third party refineries may have captive terminaling and storage services or may otherwise contract with service providers located closer to their refineries. Such refineries may also be disinclined to enter into a contractual relationship with a terminaling service provider with assets located adjacent to refineries that may become operational in the future. In addition, the cause of the suspension or termination of Refining's operations may also adversely affect other refineries in the region (e.g., transportation interruptions or disadvantageous crude oil price changes) and thus reduce or eliminate the pool of alternative customers. We cannot assure investors that, if Refining suspended or terminated its operations, we could find alternative customers to contract with on favorable terms or at all.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with environmental, health and safety and other laws and regulations.

              Our operations require numerous permits and authorizations under various laws and regulations, including environmental, health and safety laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes that may involve significant costs. A violation of these authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or terminal shutdowns.

              We do not own the land on which the operating partnership's rail unloading terminal is located, which could result in disruptions to our operations and have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              We lease the land on which the operating partnership's rail unloading terminal is located from an affiliate under a long-term lease, and we are, therefore, subject to the possibility of more onerous terms and increased costs to renew the lease. Our inability to renew the lease on favorable terms could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Restrictions in our revolving credit facility could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              We will be dependent upon the earnings and cash flow generated by our operations in order to meet our debt service obligations and to allow us to make cash distributions to our unitholders. The operating and financial restrictions and covenants in our revolving credit facility or in any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make cash distributions to our unitholders. For example, we expect our revolving credit facility will restrict our ability to, among other things:

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  make certain cash distributions;

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  incur certain indebtedness;

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  create certain liens;

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  make certain investments; and

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  merge or sell all or substantially all of our assets.

              Furthermore, we expect that our revolving credit facility will contain covenants requiring us to maintain certain financial ratios. Please read "Management's Discussion and Analysis of Financial Condition—Capital Resources and Liquidity—Credit Facility" for additional information about our revolving credit facility.

              The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in an event of default that could enable our lenders, subject to the terms and conditions of the revolving credit facility, to declare the outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If we were unable to repay the accelerated amounts, our lenders could proceed against the collateral granted to them to secure such debt. If the payment of our debt is accelerated, defaults under our other debt instruments, if any, may be triggered, and our assets may be insufficient to repay such debt in full. Therefore the holders of our units could experience a partial or total loss of their investment. Please read "Management's Discussion and Analysis of Financial Condition—Capital Resources and Liquidity."

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

              Our future level of debt could have important consequences to us, including the following:

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  our ability to obtain additional financing, if necessary, for working capital, capital expenditures or other purposes may be impaired, or such financing may not be available on favorable terms;

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  our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

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  we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

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  our flexibility in responding to changing business and economic conditions may be limited.

              Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, organic growth projects, investments or capital expenditures, selling assets or issuing equity. We may not be able to affect any of these actions on satisfactory terms or at all.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our net income, which may prevent us from making distributions, even during periods in which we record net income.

              The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on net income. As a result, we may make cash distributions during periods when we record net losses for financial accounting purposes, and we may not make cash distributions during periods when we record net income for financial accounting purposes.

Refining's level of indebtedness, the terms of its borrowings and credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Refining's credit ratings.

              Refining must devote a portion of its cash flows from operating activities to service its indebtedness. A higher level of indebtedness at Refining in the future increases the risk that it may default on its obligations under the commercial agreement with the operating partnership. As of June 30, 2014, Refining had long-term indebtedness and capitalized lease obligations (including current portion) of $539 million.

              The covenants contained in the agreements governing Refining's outstanding and future indebtedness may limit Refining's ability to borrow additional funds for development and make certain investments and may directly or indirectly impact our operations in a similar manner. Furthermore, Refining has granted liens on substantially all of its assets as part of the terms of its outstanding indebtedness. Thus, in the event that Refining was to default under certain of its debt obligations, there is a risk that Refining's creditors would assert claims against our assets during the litigation of their claims against Refining. The defense of any such claims could be costly and could materially impact our financial condition, even absent any adverse determination. In the event these claims were successful, our ability to meet our obligations to our creditors, make distributions, and finance our operations could be materially adversely affected.

              Refining's long-term credit ratings are currently below investment grade. If these ratings are lowered in the future, Refining's borrowing costs may increase. In addition, although we will not have any indebtedness rated by any credit rating agency at the closing of this offering, we may have rated debt in the future. Credit rating agencies will likely consider Refining's debt ratings when assigning ours because of the significant commercial relationship between Refining and us, and our reliance on Refining for substantially all of our revenues. If one or more credit rating agencies were to downgrade the outstanding indebtedness of Refining, we could experience an increase in our borrowing costs or difficulty accessing the capital markets. Such a development could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The operating partnership's assets and operations are subject to federal, state, and local laws and regulations relating to environmental protection and safety that could require us to make substantial expenditures which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              The operating partnership's assets and operations involve the unloading of crude oil, which is subject to increasingly stringent federal, state and local laws and regulations governing operational safety and the discharge of materials into the environment. The operating partnership's business of unloading crude oil involves the risk that crude oil may gradually or suddenly be released into the environment. We lease property that has been used to store or distribute crude oil and refined and other products for many years; this property has been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. To the extent not covered by insurance or an indemnity, responding to the release of regulated substances, including releases caused by third parties, into the environment may cause us to incur potentially material expenditures related to response actions, government penalties, natural resources damages, personal injury or property damage claims from third parties and business interruption.

              The operating partnership's unloading operations are also subject to increasingly strict federal, state and local laws and regulations related to protection of the environment that require us and the operating partnership to comply with various safety requirements regarding the design, installation, testing, construction and operational management of the rail unloading terminal. Compliance with such laws and regulations may cause us to incur potentially material capital expenditures associated with the construction, maintenance and upgrading of equipment and facilities. Environmental laws and regulations, in particular, are subject to frequent change, and many of them have become and will continue to become more stringent.

              We could incur potentially significant additional expenses should we determine that any of our assets are not in compliance with applicable laws and regulations. Our failure to comply with these or any other environmental or safety-related regulations could result in the assessment of administrative, civil or criminal penalties, the imposition of investigatory and remedial liabilities and the issuance of injunctions that may subject us to additional operational constraints. Any such penalties or liabilities could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions. For a further discussion of the environmental regulations to which our operations are subject and the potential effects of noncompliance, please see "Business—Environmental Regulation."

Transporting crude oil by pipeline within our terminal is subject to stringent environmental regulations governing spills and releases that could require us to make substantial expenditures.

              Transportation of crude oil involves inherent risks of spills and releases from the operating partnership's rail unloading terminal and can subject us and the operating partnership to various federal and state laws governing spills and releases, including reporting and remediation obligations. The costs associated with such obligations can be substantial, as can costs associated with related enforcement matters, including possible fines and penalties. Transportation of crude oil over water or proximate to navigable water bodies involves inherent risks (including risks of spills) and could subject us and the operating partnership to the provisions of the Oil Pollution Act of 1990 (the "Oil Pollution Act") and similar state environmental laws should a spill occur from the rail unloading terminal. Among other things, the Oil Pollution Act requires us to prepare a terminal response plan identifying the personnel and equipment necessary to remove to the maximum extent practicable a "worst case discharge." The rail unloading terminal is required to maintain such a terminal response plan. To meet this requirement, we have contracted with various spill response service companies in the areas in which we transport or store crude oil and refined and other products; however, these companies may not be able to adequately contain a "worst case discharge" in all instances, and we cannot ensure that all of their services would be available for our use at any given time. Many factors that could inhibit the availability of these service providers, include, but are not limited to, weather conditions, governmental regulations or other global events. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or products into navigable waters.

              If any of these events occur or are discovered in the future, whether in connection with the operating partnership's terminal, or any other terminal that we send or have sent wastes or by-products to for treatment or disposal, we could be liable for all costs and penalties associated with the remediation of such terminal under federal, state and local environmental laws or common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our terminal or operations. In addition, we will be subject to a deductible of $50,000 per claim before we are entitled to indemnification from Refining for certain environmental liabilities under our omnibus agreement. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. Please read "Business—Environmental Regulation—Waste Management and Related Liabilities."

Meeting the requirements of evolving environmental, health and safety laws and regulations, and in particular those related to climate change, could adversely affect our financial performance.

              Potential additional environmental, health and safety laws and regulations, and in particular those regarding climate change, could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas ("GHG") emissions (including carbon dioxide, methane and other gases) are in various phases of review, discussion or implementation in the United States. These measures include EPA programs to control GHG emissions and state actions to develop statewide or regional programs, each of which could require reductions in GHG emissions. These actions could result in increased (1) costs to operate and maintain the operating partnership's rail unloading terminal, (2) capital expenditures to install new emission controls on the terminal, and (3) costs to administer and manage any potential GHG emissions regulations or carbon trading or tax programs. The EPA was expected to propose specific GHG emission standards for refineries under the Clean Air Act by November 2012. Although the EPA has not yet proposed such standards, we expect that the EPA will propose standards applicable to Refining's facilities in the near future. The timing of such standards is not currently known. These developments could have an indirect adverse effect on our business if Refining's operations are adversely affected due to increased regulation of Refining's facilities or reduced demand for crude oil and refined and other products, and a direct adverse effect on our business from increased regulation of the terminal. For a further discussion of environmental laws and regulations and their potential impacts on our business and operations, please see "Business—Environmental Regulation—Air Emissions" and "Business—Environmental Regulation—Climate Change."

Our business is impacted by environmental risks inherent in our operations.

              The operation of crude oil unloading assets is inherently subject to the risks of spills, discharges or other inadvertent releases of crude oil, petroleum products and other hazardous substances. If any of these events have previously occurred or occur in the future, whether in connection with any of Refining's refineries or the operating partnership's rail unloading terminal, we could be liable for costs and penalties associated with the remediation of such facilities under federal, state and local environmental laws or the common law. We may also be liable for personal injury or property damage claims from third parties alleging contamination from spills or releases from our facilities or operations. Even if we are insured or indemnified against such risks, we may be responsible for costs or penalties to the extent our insurers or indemnitors do not fulfill their obligations to us. The payment of such costs or penalties could be significant and have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

We are subject to regulation by multiple governmental agencies, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

              We will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, and we will be required to assess the effectiveness of our controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"), and reduced disclosure obligations regarding executive compensation in our periodic reports. We could be an emerging growth company for up to five years. See "Prospectus Summary—Our Emerging Growth Company Status." Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404. For example, Section 404 will require us, among other things, to annually review and report on the effectiveness of our internal control over financial reporting. We must comply with Section 404 (except for the requirement for an auditor's attestation report) beginning with our fiscal year ending December 31, 2015. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Even if we conclude that our internal controls over financial reporting are effective, once our independent registered public accounting firm is required to attest to our assessment they may decline to attest or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

              Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm's, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

              We may take advantage of these exemptions until we are no longer an "emerging growth company." We cannot predict if investors will find our common units less attractive because we will rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units, and our trading price may be more volatile.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

              We intend to secure our own insurance policies, but initially we will be insured under the property, liability and business interruption policies of Refining, subject to the deductibles and limits under those policies. These policies do not cover all potential losses, costs or liabilities that we may experience. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Additionally, to the extent Refining experiences losses under the insurance policies, the limits of our coverage may be decreased. Our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. We cannot assure you that we will be able to renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The occurrence of an event that is not fully covered by insurance, the failure by one or more insurers to honor its commitments for an insured event or the loss of insurance coverage could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

The loss of key personnel could adversely affect our ability to operate.

              We depend on the leadership, involvement and services of a relatively small group of our general partner's key management personnel, including its Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in our industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

If our parent does not meet all the requirements for eligibility in the Pennsylvania Keystone Opportunity Zone ("KOZ"), then our operating partnership will not receive certain KOZ tax credits.

              The operating partnership is subject to certain income taxes that have a combined effective rate of 6.45%. Because the rail unloading terminal is located entirely within a KOZ, we expect that the operating partnership will receive certain annual tax benefits. The KOZ expires on December 31, 2020, at which time our operating partnership will no longer benefit from the KOZ tax credit. To be eligible for these annual tax credits, our parent or its affiliates must meet certain eligibility requirements, including a minimum employment level and a minimum capital investment in the KOZ. If these requirements are not met, then our operating partnership will not receive the KOZ tax credits which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

We and our operating partnership do not have any employees and rely solely on employees of our general partner and its affiliates, including our parent and Refining.

              We and our operating partnership do not have any employees and rely solely on employees of our general partner and its affiliates, including our parent and Refining. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to Refining. As a result, there could be material competition for the time and efforts of the employees who provide services to us and to our general partner and its affiliates, including our parent and Refining. If the employees of our general partner and its affiliates do not devote sufficient attention to the operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

A substantial portion of the workforce seconded to our general partner is unionized, and we may face labor disruptions that would interfere with our operations.

              Approximately 93 of Refining's employees associated with the operations of the rail unloading terminal and seconded to our general partner are covered by a collective bargaining agreement that expires in September 2015. While Refining believes it has a good relationship with the union, Refining may not be able to renegotiate the collective bargaining agreement on satisfactory terms or at all when such agreement expires. A failure to do so may increase our costs associated with the workforce that provides services to us. Other employees of Refining who are not presently represented by a union may become so represented in the future as well. A work stoppage resulting from, among other things, a dispute over a term or condition of employment applicable to employees who work at the rail unloading terminal, could cause disruptions in our business and negatively impact our results of operations and ability to make distributions.

The adoption of derivatives legislation by Congress could have an adverse impact on Refining's ability to hedge risks associated with their business.

              On July 21, 2010, the Dodd-Frank Act was signed into law. Title VII of the Dodd-Frank Act regulates derivative transactions, which include certain instruments used in Refining's management activities. The new legislation and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to Refining or to Refining's customers. While certain regulations under the Dodd-Frank Act have already been promulgated and are already in effect, the rulemaking and implementation process is still ongoing. Therefore, we cannot yet predict the ultimate effect of such regulations on our business or the business of Refining or our counterparties.

              Under the Commodity Exchange Act (the "CFTC") is directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including the physical energy and other commodities, as well as (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations, that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. Should we violate these laws and regulations, we could be subject to CFTC enforcement action and material penalties, sanctions, as well as resulting changes in the rates we can charge and liability to third parties.

If the supply and offtake agreement to which Refining is a party is not renewed or is otherwise terminated, Refining will be exposed to additional fluctuations in the price of crude oil or other refinery feedstocks and the price of refined products which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

              Refining is a party to an intermediation arrangement under a supply and offtake agreement with JPMVEC whereby JPMVEC purchases crude oil and sells it to Refining as it enters the refinery. JPMVEC then purchases the refined products after the refining process. This intermediation arrangement expires in September 2015. JPMVEC has entered into a contract to sell the division that is a party to the intermediation arrangement. There can be no assurances that the supply and offtake agreement can be replaced on similar terms upon its expiration or that the buyer of this division will desire to continue the arrangement. If the supply and offtake agreement is not renewed or is otherwise terminated, then Refining will be exposed to additional fluctuations in the price of crude oil or other refinery feedstocks and the price of refined products. This may require Refining to increase the amount of its working capital and could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Increases in interest rates could adversely affect our business.

              We will have exposure to increases in interest rates. Borrowings under our revolving credit facility are expected to bear interest at LIBOR plus an applicable margin. As a result, if we make any borrowings in the future our financial condition, results of operations, cash flows and ability to make distributions to our unitholders could be materially adversely affected by significant increases in interest rates.

              Additionally, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes or to make cash distributions at our intended levels.

 Risks Related to an Investment in Us

Our parent will own and control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our parent and Refining, have conflicts of interest with us and limited duties to us and may favor their own interests to your detriment.

              Following the offering, our parent will own and control our general partner and will appoint all of the directors of our general partner. Some of the directors and all of the executive officers of our general partner are also directors or officers of our parent. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of our parent, in its capacity as the sole member of our general partner. Conflicts of interest may arise between our general partner and its affiliates, including our parent and Refining, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

  •
  neither our partnership agreement nor any other agreement requires our parent to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by our parent, which also controls Refining, to increase or decrease Refining's refinery production, shutdown or reconfigure Refining's refineries, enter into commercial agreements with us or pursue and grow particular markets. Our parent's directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of our parent and affiliated entities, which may be contrary to our interests;

  •
  our parent may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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  Refining, as our only customer, has an economic incentive to cause us not to seek higher service fees, even if such fees would reflect fees that could be obtained in arm's-length, third-party transactions;

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  some officers of our parent who provide services to us also will devote significant time to the business of Refining, and will be compensated by Refining for the services rendered to it;

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  our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to unitholders;

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  our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

  •
  our general partner determines which costs incurred by it are reimbursable by us;

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  our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

  •
  our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement;

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  our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

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  contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm's-length negotiations;

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  except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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  disputes may arise under the operating partnership's commercial agreement with Refining;

  •
  our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

  •
  our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

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  our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including under the commercial agreement, omnibus agreement and services and secondment agreement;

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

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  our general partner, as the holder of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations; and

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  our general partner, as the holder of our incentive distribution rights, may transfer the incentive distribution rights without the approval of our unitholders.

Our parent and Refining may compete with us.

              Our parent and Refining may compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including our parent and Refining and their respective executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read "Conflicts of Interest and Duties."

Our general partner intends to limit its liability regarding our obligations.

              Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Ongoing cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our distributable cash flow to our unitholders.

              Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. There are no limits or caps on the amount of expenses for which our general partner and its affiliates may be reimbursed. In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

              Because we distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our expansion capital expenditures and acquisitions. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

              In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures or as in-kind distributions, current unitholders will experience dilution and the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement, and we do not anticipate that there will be limitations in our new revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards governing its duties.

              Our partnership agreement contains provisions that eliminate and replace the fiduciary standards that our general partner would otherwise be held to by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise, free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

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  how to allocate business opportunities among us and its other affiliates;

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  whether to exercise its call right;

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  how to exercise its voting rights with respect to the units it owns;

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  whether to exercise its registration rights;

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  whether to elect to reset target distribution levels;

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  whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement; and

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  whether or not the general partner should elect to seek the approval of the conflicts committee or the unitholders, or neither, of any conflicted transaction.

              By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties—Duties of the General Partner."

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

              Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

  •
  whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

  •
  our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful; and

  •
  our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

  •
  approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

    •
    approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

              Our general partner will not have any liability to us or our unitholders for decisions whether or not to seek the approval of the conflicts committee of the board of directors of our general partner or holders of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights, without the approval of the conflicts committee of the board of directors of our general partner or the holders of our common units which could result in lower distributions to holders of our common units.

              Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and our general partner has received incentive distributions at the highest level to which it is entitled (50%) for the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarter, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

              If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such reset. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

              If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private. Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, affiliates of our general partner will own an aggregate of      % of our common units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), affiliates of our general partner will own      % of our common units. For additional information about the limited call right, please read "Our Partnership Agreement—Limited Call Right."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or the board of directors of our general partner, which could reduce the price at which our common units will trade.

              Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will not elect our general partner or the board of directors of our general partner, and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner, including its independent directors, will be chosen by the member of our general partner. Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

              The unitholders will initially be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own a      % limited partner interest in us. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

              Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner's interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

              Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of our parent from transferring all or a portion of the ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner may be transferred to a third party without unitholder consent.

              Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party it may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Refining accepting offers made by us relating to assets owned by it, as our parent, which controls both our general partner and Refining, would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Immediately effective upon closing, you will experience substantial dilution of $            in tangible net book value per common unit.

              The assumed initial public offering price of $          per unit exceeds our pro forma net tangible book value of $          per unit. Based on the assumed initial public offering price of $          per unit, you will incur immediate and substantial dilution of $          per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

              Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  each unitholder's proportionate ownership interest in us will decrease;

  •
  the amount of distributable cash flow on each unit may decrease;

  •
  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

  •
  because the amount payable to holders of incentive distribution rights is based on a percentage of the total distributable cash flow, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

  •
  the ratio of taxable income to distributions may increase;

  •
  the relative voting strength of each previously outstanding unit may be diminished;

  •
  the claims of the common unitholders to our assets in the event of our liquidation may be subordinated; and

  •
  the market price of the common units may decline.

Units eligible for future sale may cause the price of our common units to decline.

              Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests. After the sale of the common units offered hereby, our parent will hold                 common units and subordinated units (or                 common units and subordinated units if the underwriters exercise in full their option to purchase additional units). All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. Additionally, we have agreed to provide our parent with certain registration rights. Please read "Units Eligible for Future Sale." The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of distributable cash flow to unitholders.

              Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements that we are a party to or to provide funds for future distributions to partners. These cash reserves will affect the amount of distributable cash flow to unitholders.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

              A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Pennsylvania. You could be liable for any and all of our obligations as if you were a general partner if:

  •
  a court or government agency determines that we were conducting business in a state but had not complied with that particular state's partnership statute; or

  •
  your rights to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

              For a discussion of the implications of the limitations of liability on a unitholder, please read "Our Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

              Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

              Prior to the offering, there has been no public market for our common units. After the offering, there will be only                  publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

              The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

  •
  our operating and financial performance;

  •
  quarterly variations in our financial indicators, such as net earnings (loss) per unit, net earnings (loss) and revenues;

  •
  the amount of distributions we make and our earnings or those of other companies in our industry or other publicly traded partnerships;

  •
  the loss of Refining as a customer;

  •
  events affecting the business and operations of Refining;

  •
  announcements by us or our competitors of significant contracts or acquisitions;

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  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

  •
  speculation in the press or investment community;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  additions or departures of key management personnel;

  •
  actions by our unitholders;

  •
  general market conditions, including fluctuations in commodity prices;

  •
  domestic and international economic, legal and regulatory factors related to our performance;

  •
  future sales of our common units by us or other unitholders, or the perception that such sales may occur; and

  •
  other factors described in "Risk Factors."

              As a result of these factors, investors in our common units may not be able to resell their common units at or above the offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

              We intend to apply to list our common units on the NYSE. Because we will be a publicly-traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read "Management—Management of PES Logistics Partners, L.P."

We will incur increased costs as a result of being a publicly-traded partnership.

              We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

              Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

              We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

              We estimate that we will incur $4.0 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Our Common Unitholders

              In addition to reading the following risk factors, you should read "Material U.S. Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to you would be substantially reduced.

              The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

              Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

              If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the distributable cash flow to you. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

              Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for U.S. federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

              The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read "Material U.S. Federal Income Tax Consequences—Partnership Status." We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

If the IRS were to contest the federal income tax positions we take, it may adversely impact the market for our common units, and the costs of any such contest would reduce distributable cash flow to our unitholders.

              We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. Moreover, the costs of any contest between us and the IRS will result in a reduction in distributable cash flow to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

              Because you will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, your allocable share of our taxable income will be taxable to you, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

              If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis therein, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income to you due to potential recapture items, including depreciation and depletion recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss" for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons owning our units face unique tax issues that may result in adverse tax consequences to them.

              Investment in our units by tax-exempt entities, such as individual retirement accounts (known as "IRAs") and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.

              Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss, and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss, and deduction among our unitholders.

              We will prorate our items of income, gain, loss, and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

A unitholder whose units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

              Because a unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss, and deduction between the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

              When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss, and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss, and deduction between our general partner and certain of our unitholders.

              A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of us as a partnership for federal income tax purposes.

              We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in our filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we were unable to determine that a termination occurred. The IRS announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may be subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

              In addition to federal income taxes, you may be subject to other taxes, including foreign, state, and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if you do not live in any of those jurisdictions. You may be required to file foreign, state, and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Pennsylvania. Pennsylvania imposes a personal income tax on individuals as well as corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state, and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

              We expect to receive net proceeds of approximately $             million from the sale of            common units offered by this prospectus, based on an assumed initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering as follows:

  •
  $         million will be distributed to our parent in satisfaction of its right to reimbursement for certain capital expenditures incurred with respect to the contributed assets;

  •
  $         million capital will be contributed to the operating partnership for general partnership purposes; and

  •
  $         million will be retained by us for general partnership purposes.

              The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from our parent a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

              An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, to increase or decrease by $             million, based on an assumed initial public offering price of $            per common unit (the midpoint of the price range set forth on the cover of this prospectus). If the proceeds increase due to a higher initial public offering price or decrease due to a lower initial public offering price, then the cash distribution to our parent from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

 CAPITALIZATION

              The following table shows our pro forma cash and cash equivalents and capitalization as of June 30, 2014, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated balance sheet included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—Our Formation and Other Related Transactions."

              This table is derived from, should be read together with and is qualified in its entirety by reference to the unaudited pro forma consolidated balance sheet and the accompanying notes included elsewhere in this prospectus.

Pro Forma
June 30, 2014
(in thousands)
Cash and cash equivalents	$

Debt:
Revolving credit facility

Total debt	$

Equity(1):
PES Logistics Partners, L.P. partners' capital:
Held by public:
Common units
Held by Parent:
Common units
Subordinated units

Total PES Logistics Partners, L.P. partners' capital
Noncontrolling interest

Total equity

Total capitalization	$

(1)
Assumes the underwriters' option to purchase additional common units from us is not exercised.

 DILUTION

              Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per common unit after the offering. Based on an assumed initial public offering price of $            per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $             million, or $            per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per common unit before the offering(2)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(3)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(4)(5)		$

(1)
The midpoint of the price range set forth on the cover page of this prospectus.

(2)
Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities, of $             million by the number of units (            common units and            subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us .

(3)
Determined by dividing the number of units to be outstanding after this offering (            common units and            subordinated units) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $             million.

(4)
Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

(5)
If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $            and $            , respectively.

              The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired			Total consideration
	Number	%		Amount	%
(in millions)
General partner and its affiliates(1)(2)(3)			%	$		%
Purchasers in this offering			%			%

Total		100.0%		$	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own            common units,             subordinated units and the general partner interest.

(2)
Assumes the underwriters' option to purchase additional common units from us is not exercised.

(3)
The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2014, was $             million.

 OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

              The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

              For additional information regarding our pro forma results of operations, please refer to the unaudited pro forma consolidated balance sheet and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

              Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served if we distribute our available cash rather than retain our available cash, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $            per unit, or $            per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner and its affiliates. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

              Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

  •
  Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility, which we expect will prohibit us, until such time that we have an investment grade credit rating, from making cash distributions while an event of default has occurred and is continuing under the credit facility, notwithstanding our stated cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition—Capital Resources and Liquidity—Credit Facility."

  •
  The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

  •
  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances where our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, our parent will own our general partner and will indirectly own        % of our total outstanding common units and subordinated units on an aggregate basis (or        % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

  •
  Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

  •
  If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

              To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

              Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

              Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $            per unit for each whole quarter, or $            per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 60 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately following the indicated distribution date. We will not make distributions for the period that begins on                , 2014, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through                 , 2014, based on the actual length of the period.

              The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No Exercise of Option to Purchase Additional Common Units			Full Exercise of Option to Purchase Additional Common Units
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
		(in millions)			(in millions)
Publicly held common units		$	$		$	$
Common units held by our parent
Subordinated units held by our parent

Total		$	$		$	$

              Our general partner will initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $            per unit per quarter.

              During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

              Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

              The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified or repealed without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

              Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

              In the section that follows, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $            per unit for the twelve months ending September 30, 2015. In that section, we present a table captioned "Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending September 30, 2015.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015

              Our estimated distributable cash flow for the twelve months ending September 30, 2015 is forecasted to be $38.0 million. This amount would exceed by $             million the amount needed to pay the minimum quarterly distribution of $            per unit on all of our outstanding common and subordinated units for the twelve months ending September 30, 2015. The number of outstanding units on which we have based our estimate does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering and assumes that the underwriters' option to purchase additional common units is not exercised.

              Management has prepared the forecast of estimated distributable cash flow for the twelve months ending September 30, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2015. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition." This forecast was not prepared with a view toward complying with guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

              The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

              When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

              We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

PES Logistics Partners, L.P.
Estimated Distributable Cash Flow
(In thousands)

			Three Months Ending
	Twelve Months Ending September 30, 2015
			December 31, 2014		March 31, 2015		June 30, 2015		September 30, 2015
Total Revenues		$121,772		$29,946		$29,815		$30,836		$31,175
Costs and Expenses:
Operating and maintenance expenses		17,284		4,213		4,254		4,379		4,438
General and administrative expense(1)		7,000		1,750		1,750		1,750		1,750
Depreciation expense		4,200		1,050		1,050		1,050		1,050

Total costs and expenses		28,484		7,013		7,054		7,179		7,238
Operating Income		93,287		22,933		22,761		23,656		23,937
Interest expense, net(2)		1,650		413		413		413		413

Net Income attributable to the controlling and noncontrolling interests		91,637		22,520		22,349		23,244		23,524
Plus:
Interest expense, net		1,650		413		413		413		413
Depreciation expense		4,200		1,050		1,050		1,050		1,050

Estimated EBITDA(3)		97,487		23,983		23,811		24,706		24,987
Less:
Cash interest paid, net(2)		1,100		275		275		275		275
Maintenance capital expenditures(4)		2,000		500		500		500		500
Expansion capital expenditures		—		—		—		—		—
Distribution to noncontrolling interest(5)		56,368		13,878		13,784		14,276		14,430

Estimated Distributable Cash Flow		$38,019		$9,330		$9,252		$9,655		$9,782

Distributions to public common unitholders(6)		$—	$		$		$		$
Distributions to our parent—common units(6)		—
Distributions to our parent—subordinated units(6)		—
Distributions to our general partner		—		—		—		—		—

Total distributions to unitholders and general partner		—		—		—		—		—

Excess of distributable cash flow over aggregate annualized minimum quarterly distributions	$		$		$		$		$

(1)
Includes $4.0 million of estimated annual incremental general and administrative expenses as a result of being a separate publicly traded partnership.

(2)
Interest expense, net and cash interest paid, net both include the estimated commitment fee on a $275 million revolving credit facility that is expected to be undrawn during the period. Interest expense, net also includes the estimated amortization of debt issuance costs that will be incurred in connection with our revolving credit facility. Cash interest, net excludes the amortization of debt issuance costs.

(3)
We define EBITDA in "Management's Discussion and Analysis of Financial Condition—How We Evaluate Our Results of Operations—EBITDA and Distributable Cash Flow".

(4)
Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at our facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(5)
Distributions to noncontrolling interest represent distributable cash flow from our operating partnership to our parent. Distributable cash flow from our operating partnership will be allocated 45% to us and 55% to our parent. Distributions to noncontrolling interest are determined prior to deductions incurred by us but not incurred by our operating partnership. Since we have expenses that our operating partnership does not have, our operating partnership may be able to make distributions to us and to our parent when we are unable to make distributions to our unitholders. The following table shows the calculation of forecast distributions to noncontrolling interest:

		Three Months Ending
	Twelve Months Ending September 30, 2015
		December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Estimated EBITDA	$97,487	$23,983	$23,811	$24,706	$24,987
Plus:
Allocated general & administrative expenses	3,000	750	750	750	750
Public company expenses	4,000	1,000	1,000	1,000	1,000
Less:
Maintenance capital expenditures	2,000	500	500	500	500

Estimated distributable cash flow by our operating partnership	102,487	25,233	25,061	25,956	26,237
Noncontrolling ownership interest	55%	55%	55%	55%	55%

Distribution to noncontrolling interest	$56,368	$13,878	$13,784	$14,276	$14,430

(6)
Based on the number of common units and subordinated units expected to be outstanding upon the closing of this offering and assumes that the underwriters' option to purchase additional common units is not exercised.

Significant Forecast Assumptions

              The forecast is unaudited and has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

Volumes and Revenue

              We estimate that we will generate revenue of $121.8 million for the twelve months ending September 30, 2015. We expect all of our forecasted revenues will be derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining, supported by Refining's minimum volume commitments. To forecast revenue, we used the historical volumes handled on behalf of Refining from the inception of our rail unloading terminal operations on October 23, 2013 through December 31, 2013, as well as volumes received from a third party terminal for Refining during 2013. These volumes were adjusted to reflect a full year of operations, the commercial agreement with Refining that will be in effect at the closing of this offering, and forecasts for crude supply and refined petroleum product demand. Our operating partnership did not have a commercial agreement in effect with Refining with respect to the volumes handled for Refining during 2013. We have forecasted volumes from Refining of approximately 9.6% above the minimum volume commitments under the commercial agreement. We expect that any variances between actual and forecasted revenue will be driven by differences between actual and forecasted volumes in excess of the minimum volume commitments of Refining, as well as variances in volumes received from the third party terminal.

              The following table reflects our forecasted volumes and revenue for the twelve months ended September 30, 2015.

	Thousands of Barrels Per Day	Thousands of Barrels Per Year	Throughput Fee (Dollars Per Barrel)	Revenue (Thousands of Dollars)
Our terminal
Minimum Volume Commitment	170.0	62,050	$1.91	$118,777
Additional throughput	11.3	4,110	$0.51	2,076
Third party terminal throughput	5.0	1,825	$0.51	919

Total throughput	186.3	67,985		$121,772

Operating and Maintenance Expenses

              Our operating and maintenance expenses are comprised primarily of labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses, utility costs and lease expenses. We estimate that we will incur operating and maintenance expenses of $17.3 million for the twelve months ending September 30, 2015.

              Our operating and maintenance expenses includes an operating and administrative service fee of $0.7 million per year that the operating partnership will pay to Refining under the services and secondment agreement for the provision of certain infrastructure-related services with respect to the operating partnership's business. See "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement."

General and Administrative Expenses

              We estimate that our total general and administrative expenses will be $7.0 million for the twelve months ending September 30, 2015. These forecast expenses consist of:

  •
  an annual fee of $3.0 million per year that we will pay our parent under the omnibus agreement for the provision of various centralized administrative services for our benefit, including compensation of our chief executive officer, executive management services of our parent's employees who devote less than 50% of their time to our business, financial and administrative services, information technology services, legal services, health, safety and environmental services, human resources services and insurance administration. For a more complete description of this agreement and the services covered by it, see "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement"; and

  •
  approximately $4.0 million of incremental annual expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation, and incremental costs associated with operating our logistics assets as a growth-oriented business.

Depreciation Expense

              We estimate that depreciation expense will be $4.2 million for the twelve months ending September 30, 2015.

Financing

              We estimate that interest expense will be approximately $1.7 million for the twelve months ending September 30, 2015 based on the following assumptions:

  •
  we will enter into a $275 million revolving credit facility, which will remain undrawn during the forecast period with an estimated weighted average rate on any borrowings of approximately        %;

  •
  interest expense includes an estimated 0.4% commitment fee for the unutilized portion of the revolving credit; and

  •
  interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility.

Capital Expenditures

              We estimate that total capital expenditures for the twelve months ending September 30, 2015 will be $2.0 million, based on the following assumptions:

  •
  Maintenance Capital Expenditures.  We estimate that our maintenance capital expenditures will be $2.0 million for the twelve months ending September 30, 2015, based on the fact that the rail unloading terminal has only recently been placed into service.

  •
  Expansion Capital Expenditures.  Our estimate for the twelve months ending September 30, 2015 does not include any expansion capital expenditures. A project to expand the throughput unloading capacity at our terminal from 140,000 to 210,000 bpd is currently underway and is expected to be completed in September 2014. The total estimated cost of the expansion project is approximately $30 million. See "Management's Discussion and Analysis of Financial Condition—Capital Resources and Liquidity—Capital Expenditures".

Regulatory, Industry and Economic Factors

              Our forecast of estimated EBITDA for the twelve months ending September 30, 2015 is based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  Refining will not default under the commercial agreement with the operating partnership or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreement;

  •
  there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the logistics industries in which we operate that will be materially adverse to our business;

  •
  there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events that affect our assets, the Philadelphia refinery complex or the delivery of the crude oil volumes included in our forecast;

  •
  there will not be a shortage of skilled labor; and

  •
  there will not be any material adverse changes in the refining industry, the midstream energy sector or market or overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

              Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

              Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending                         , 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through                        , 2014, based on the actual length of the period.

Definition of Available Cash

              Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

  •
  less, the amount of cash reserves established by our general partner to:

  •
  provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

  •
  comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements or any other obligation; or

  •
  provide funds for distributions to our unitholders for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

  •
  plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

              The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

              Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $             per unit, or $             per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition—Capital Resources and Liquidity—Credit Facility" for a discussion of the restrictions that we expect to be included in our revolving credit facility that may restrict our ability to make distributions.

Incentive Distribution Rights

              Our general partner currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $            per unit per quarter. The maximum distribution of 50% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they may own. Please read "—Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

              All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

              We define operating surplus as:

  •
  $       million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

  •
  working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

  •
  cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

  •
  cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

  •
  all of our operating expenditures (as defined below) after the closing of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

              As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

              The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

              We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, and (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

              We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

  •
  repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

  •
  payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

  •
  the purchase price of indebtedness that is repurchased and cancelled;

  •
  expansion capital expenditures;

  •
  payment of transaction expenses (including taxes) relating to interim capital transactions;

  •
  distributions to our partners;

  •
  repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

  •
  any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital Surplus

              Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

  •
  borrowings other than working capital borrowings;

  •
  sales of our equity and debt securities;

  •
  sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

  •
  capital contributions received.

Characterization of Cash Distributions

              All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $             million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

              Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at our facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

              Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional unloading equipment or other equipment at our facilities, to the extent such capital expenditures are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

              Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

              Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $            per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution on the common units plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be sufficient available cash from operating surplus to pay the minimum quarterly distribution on the common units.

Subordination Period

              Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                        , 2017, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $            (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $            (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

              Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day

following the distribution of available cash in respect of any quarter, beginning with the quarter ending                , 2015, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $            (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $            (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

  •
  there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

              In addition, if the unitholders remove our general partner other than for cause:

  •
  the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

  •
  if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

  •
  our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

              When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

              Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

  •
  operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating Surplus" above); less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus During the Subordination Period

              We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

  •
  second, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

              The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

              We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

              The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest

              Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

              Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights at any time.

              If for any quarter:

  •
  we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner (as the holder of our incentive distribution rights) in the following manner:

  •
  first, to all unitholders, pro rata until each unitholder receives a total of $            per unit for that quarter (the "first target distribution");

  •
  second, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $            per unit for that quarter (the "second target distribution");

  •
  third, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $            per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Available Cash from Operating Surplus

              The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner (as the holder of our incentive distribution rights) and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for our unitholders and our general partner assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

			Marginal Percentage Interest In Distributions
	Total Quarterly Distribution Per Unit Target Amount		Unitholders	General Partner (as Holder of Our Incentive Distribution Rights)
Minimum Quarterly Distribution	$		100%	0%
First Target Distribution	above $	up to $	100%	0%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

General Partner's Right to Reset Incentive Distribution Levels

              Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

              In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

              The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

              Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

  •
  first, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

  •
  second, 85% to all common unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

  •
  third, 75% to all common unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

  •
  thereafter, 50% to all common unitholders, pro rata, and 50% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

              The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (as the holder of our incentive distribution rights) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $            .

		Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
	Quarterly Distribution Per Unit Prior To Reset
		Common Unitholders	Incentive Distribution Rights
Minimum Quarterly Distribution		$100%	0%	$
First Target Distribution	above $ up to $	100%	0%	above $ up to $ (1)
Second Target Distribution	above $ up to $	85%	15%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75%	25%	above $ up to $ (3)
Thereafter	above $	50%	50%	above $ (3)

(1)
This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)
This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)
This amount is 150% of the hypothetical reset minimum quarterly distribution.

              The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (as the holder of our incentive distribution rights) in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be            common units outstanding and the average distribution to each common unit would be $            per quarter for the two consecutive non-overlapping quarters prior to the reset.

Cash Distribution To General Partner Prior To Reset
Cash Distributions To Common Unitholders Prior To Reset
Quarterly Distribution Per Unit Prior To Reset
			Common Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$	$	$	$

              The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner (as the holder of our incentive distribution rights) in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding, and that the average distribution to each common unit would be $            . The number of common units issued as a result of the reset was calculated by dividing (x) $            as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $            .

Cash Distribution to General Partner After Reset
Cash Distributions to Common Unitholders After Reset
Quarterly Distribution Per Unit After Reset
			Common Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$	$	$	$	$	$
First Target Distribution	above $ up to $
Second Target Distribution	above $ up to $
Third Target Distribution	above $ up to $
Thereafter	above $

		$	$	$	$	$

              Our general partner (as the holder of our incentive distribution rights) will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will be Made

              We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

  •
  second, to all common unitholders and subordinated unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

  •
  thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

              The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

              Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

              Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50% is paid to all unitholders, pro rata, and 50% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

              In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

  •
  the initial unit price;

  •
  the arrearages per common unit in payment of the minimum quarterly distribution on the common units; and

  •
  the number of subordinated units.

              For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property (including additional common units issued under any compensation or benefit plans).

              In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

 Distributions of Cash Upon Liquidation

General

              If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of our incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

              The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of common units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the "initial unit price" for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be distributable cash flow to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

              The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

  •
  first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

    (1)
    the initial unit price;

    (2)
    the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

    (3)
    any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

    (1)
    the initial unit price; and

    (2)
    the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

    (1)
    the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

    (2)
    the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

  •
  fourth, 85% to all unitholders, pro rata, and 15% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

    (1)
    the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

    (2)
    the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner (as the holder of our incentive distribution rights) for each quarter of our existence;

  •
  fifth, 75% to all unitholders, pro rata, and 25% to our general partner (as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

    (1)
    the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

    (2)
    the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner (as the holder of our incentive distribution rights) for each quarter of our existence; and

  •
  thereafter, 50% to all unitholders, pro rata, and 50% to our general partner (as the holder of our incentive distribution rights).

              The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

              We may make special allocations of income and gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

              If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the first bullet point above and all of the second bullet point above will no longer be applicable.

Manner of Adjustments for Losses

              If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

  •
  first, to the holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  thereafter, 100% to our general partner.

              The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

              If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

              We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

              Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and our general partner (as the holder of our incentive distribution rights) in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the partners' capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

              You should read the following discussion of the financial condition for PES Logistics Partners, L.P. in conjunction with the pro forma combined balance sheet for PES Logistics Partners, L.P. included elsewhere in this prospectus. In this section, references to "we," "our," "us" or like terms when used in the present tense or prospectively, refer to PES Logistics Partners, L.P. and its subsidiaries, including the operating partnership.

              Because our operations did not commence until                  , 2014 when our parent contributed a 45% limited partner interest in the operating partnership and all of the outstanding membership interests in North Yard GP to us and we were capitalized on a nominal basis prior to such time, we have not included any historical financial results in this "Management's Discussion and Analysis of Financial Condition."

Overview

              We are a fee-based, growth oriented traditional master limited partnership recently formed by our parent to own, operate, develop and acquire crude oil, refined product and other logistics assets. We own the general partner interest and a 45% limited partner interest in the operating partnership, which owns and operates a crude oil rail unloading terminal located at our parent's Philadelphia refinery complex. We generate revenue by charging fees for receiving, handling and transferring crude oil for our parent. We do not take ownership of or receive any payments based on the value of the crude oil we handle, and as a result, we do not have any direct exposure to the fluctuations in commodity prices.

              Our rail unloading terminal has the capacity to unload two crude oil unit trains, or 140,000 bpd, based on the industry-standard 104-car unit train configuration. We have commenced an expansion project, expected to be completed in September 2014, to increase the unloading capacity of our terminal to three unit trains, or 210,000 bpd. Our rail unloading terminal was designed to unload 120-car unit trains and, if the rail industry moves to these more efficient trains, then the expanded capacity of our rail unloading terminal will improve to 240,000 bpd.

How We Generate Revenue

              We generate revenue through our 45% limited partner interest in the operating partnership. The operating partnership generates revenue by charging fees for receiving, handling and transferring crude oil. Following the closing of this offering, all of our revenue will be derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining. This commercial agreement with Refining will be supported by minimum volume commitments and inflation escalators, which we believe will enhance the stability and predictability of our cash flow over time.

              Under the commercial agreement, Refining will be obligated to throughput a minimum of 170,000 bpd through the rail unloading terminal. The volume of crude oil actually throughput at the rail unloading terminal is measured by a custody transfer meter that measures the amount of crude oil leaving the terminal. Refining bears the risk of loss at all times of any crude oil handled or delivered by Refining at the terminal and, unless the operating partnership experiences a spill or other release while the crude oil is in the operating partnership's custody, all volumetric losses and gains in crude oil will be for Refining's account.

              The operating partnership charges an initial throughput fee of $1.90 per barrel for all throughput up to the minimum volume commitment. For any throughput volumes in excess of the minimum volume commitment, the operating partnership initially charges Refining $0.50 per barrel (the "excess throughput fee"). The fees charged by the operating partnership will be increased annually by a percentage equal to the increase in the Producer Price Index ("PPI"). In no event will the annual rate adjustments result in a reduction of the applicable fees.

              The initial term of this agreement is ten years, and the agreement will automatically extend for two separate five-year periods thereafter unless terminated in advance by either party. For a detailed description of the operating partnership's commercial agreement with Refining, please read "Certain Relationships and Related Party Transactions—Commercial Agreement with Refining."

How We Evaluate Our Results of Operations

              Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) volumes; (ii) operating and maintenance expenses; (iii) general and administrative expenses; (iv) financing expenses; (v) income tax expenses; and (vi) EBITDA and distributable cash flow. We define EBITDA and distributable cash flow below.

Volumes

              Currently, our revenue primarily depends on the volumes of crude oil that the operating partnership throughputs at its crude oil rail unloading terminal. The volumes of crude oil that the operating partnership throughputs depend substantially on Refining's total operating margins, and more specifically on Refining's operating margins on domestic crude oil delivered by rail through the terminal as compared to its operating margins on alternative sources of crude oil. Although Refining has committed to minimum volumes under the commercial agreement with the operating partnership, our results of operations will be impacted by Refining's utilization of our assets in excess of its minimum volume commitments and our ability to identify and execute accretive acquisitions and organic expansion projects.

Operating and Maintenance Expenses

              Our management seeks to maximize the profitability of our operations by effectively managing operating and maintenance expenses. These expenses are comprised primarily of labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses, utility costs and lease expenses. These expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate from period to period depending on the maintenance activities performed during that period. We will seek to manage our maintenance expenditures by scheduling maintenance activities over time to avoid significant variability in our cash flow.

General and Administrative Expenses

              Our general and administrative expenses include direct monthly charges from our parent, which we currently estimate will be approximately $1.0 million per year for the management of our logistics assets, and an annual fee of $2.0 million allocated by our parent for general corporate services, such as treasury, accounting and legal services. These expenses are allocated to us based on the nature of the expenses and our proportionate share of employee time and headcount. We also expect to incur approximately $4.0 million of incremental annual general and administrative expense as a result of being a publicly traded partnership. For more information about such fees and services, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement" and "—Services and Secondment Agreement."

Financing Expenses

              At closing, we expect to enter into a            -year, $             million revolving credit facility to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. We will incur interest expense on any borrowings, will pay a commitment fee for the unutilized portion of the revolving credit and will amortize the debt issuance costs incurred in connection with the credit facility over the term of the credit facility.

Income Tax Expenses

              We will be taxed as a partnership for U.S. federal and state income tax purposes, with each partner being separately taxed on its share of taxable income; therefore, there will be no federal or state income tax expense in our financial statements. The operating partnership is subject to certain income taxes that have a combined effective rate of 6.45%. Because the rail unloading terminal is located entirely within a Pennsylvania KOZ, we expect that the operating partnership will receive certain annual tax benefits. The KOZ expires on December 31, 2020, at which time our operating partnership will no longer benefit from the KOZ tax credit.

EBITDA and Distributable Cash Flow

              We define EBITDA as net income attributable to controlling and noncontrolling interests before interest expense, net and depreciation expense. To analyze our performance after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less net cash paid for interest, maintenance capital expenditures, income taxes and cash distributions to noncontrolling interests (which represent cash distributions to our parent attributable to its ownership interest in our operating partnership). EBITDA and distributable cash flow are not presentations made in accordance with GAAP.

              EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

  •
  our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

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  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

              We believe that the presentation of EBITDA and distributable cash flow provides useful information to investors in assessing our financial condition and results of operations. EBITDA and distributable cash flow should not be considered alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some but not all items that affect net income, operating income and cash from operations. Additionally, because EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Other Factors That Will Significantly Affect Our Results

Results of Operations and Financial Condition of Refining

              We generate revenue by charging fees for receiving, handling and transferring crude oil. All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its commercial agreement with Refining. Under this commercial agreement, Refining's minimum throughput obligation at the operating partnership's crude oil rail unloading terminal is 170,000 bpd. Refining owns and operates the Philadelphia refinery complex, which is comprised of two oil refineries configured to process light, sweet crude oil, with a combined throughput capacity of approximately 335,000 bpd and a weighted average Nelson Complexity Index of 9.8, as well as a portfolio of associated logistics assets supporting the refineries.

              The volumes of crude oil that the operating partnership throughputs depend substantially on Refining's total operating margins, and more specifically on Refining's operating margins on domestic crude oil delivered by rail through the terminal as compared to its operating margins on alternative sources of crude oil. Refining's margins are dependent mostly upon the price of crude oil or other refinery feedstocks and the price of refined products. These prices are affected by numerous factors beyond our or Refining's control, both domestic and global, including North American crude oil production levels, changes in North American refining capacity and the global supply and demand for crude oil and gasoline and other refined products. As a result of increases in North American crude oil production over the past several years, along with a long-standing U.S. ban on exports of domestic crude oil outside of North America, the price of domestic crude oil currently trades at a discount to foreign crude oil, and Refining therefore currently has an economic incentive to maximize the volume of domestic crude oil it processes, including crude oil delivered through the rail unloading terminal.

              From its inception on September 8, 2012, Refining has embarked on a strategy by which it seeks to purchase an increasing amount of domestic crude oil that currently trades at a discount to foreign crude oil in order to lower the overall cost of the feedstock for its refinery operations. Because our rail unloading terminal is located onsite at the Philadelphia refinery complex and has direct access to Class I railroads, it offers a dedicated, economic means by which Refining can source light, sweet domestic crude oil. Our crude oil rail unloading terminal is integral to Refining's efforts to supply its refineries with lower-cost domestic crude oil, particularly from the Bakken region. In addition, we have begun construction on a project to expand our rail unloading capacity from 140,000 to 210,000 bpd to enhance Refining's ability to increase the amount of domestic crude oil run through its refinery operations.

              Declines in North American crude oil production, a lifting of the U.S. crude oil export ban, or a significant increase in North American crude oil refining capacity could cause domestic crude oil prices to rise relative to foreign crude oil, and Refining may therefore reduce the volume of crude oil that the operating partnership handles. In addition, global economic weakness could depress demand for refined products and cause a reduction in Refining's operating margins. The impact of low demand may be further compounded by excess global refining capacity and high inventory levels. Over the past five years as the global economy was slowly recovering from the 2008-2009 recession, several refineries in North America and Europe have been temporarily or permanently shut down in response to falling demand and excess refining capacity. If the demand for refined products decreases, or if Refining's crude oil costs exceed the value of the refined products it produces, Refining may reduce the volumes of crude oil that we handle.

              Because all of the operating partnership's revenue and cash flow is currently derived from its commercial agreement with Refining, our distributable cash flow is dependent upon Refining's financial condition and its ability to meet its contractual obligations to the operating partnership, including the payment for any potential shortfall in its minimum volume commitment. As of June 30, 2014, Refining's total long-term debt (including the current portion) was $537 million and capital lease obligations (including the current portion) were $2 million. The long-term debt matures in April 2018. Under its debt agreements, Refining is required to make mandatory prepayments of the long-term debt upon the occurrence of specified events, including certain asset sales, a change in control of Refining, or an event of a default as defined in such agreements. Refining's credit rating is currently B1/B+ as assigned by Moody's and Standard & Poor's, respectively.

              As of June 30, 2014, Refining had total liquidity of $176 million, comprised of cash and borrowing capacity under its $100 million revolving credit facility. Refining is a party to a supply and offtake agreement with JP Morgan Ventures Energy Corporation ("JPMVEC") which expires in September 2015, with the option to extend an additional year on each anniversary date through September 2017. Under this agreement, JPMVEC supplies substantially all of Refining's crude oil and noncrude feedstocks. JPMVEC purchases and holds legal title to the crude oil and other feedstocks, and then stores them in tank facilities. Refining purchases the crude oil and noncrude feedstocks from JPMVEC at daily market prices when they are drawn out of the storage tanks and processed at the refineries. JPMVEC also purchases substantially all of Refining's production of blendstocks and refined products. On a daily basis, Refining sells these products to JPMVEC at market prices for the respective products and title passes when the products are delivered to storage tanks at the refineries. Refining pays JPMVEC transaction and other fees under the supply and offtake agreement. By entering into this supply and offtake agreement, the working capital requirements and cash flow volatility of Refining's business are substantially reduced as compared to other refiners that do not utilize such agreements.

              For more information about Refining's results of operations and financial condition and the risks that may affect Refining's business, please read "Business—Our Relationship with Refining," "Business—Refining's Operations," "Business—Refining's Summary Financial and Operating Information" and "Risk Factors—All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership, and Refining currently accounts for all of the operating partnership's revenues. Therefore, we and the operating partnership are subject to the business risks of Refining. If Refining is unable to satisfy its obligations under the commercial agreement with the operating partnership for any reason, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be adversely affected."

Acquisition Opportunities

              We plan to pursue strategic acquisitions that complement our existing assets and that will provide attractive returns for our unitholders. We may acquire additional ownership interests in the operating partnership from our parent, or additional logistics assets from Refining or third parties. We have an option to purchase the NGL rail terminal that is currently under construction at Refining's site. We also have a right of first offer on certain logistics assets retained by Refining to the extent it decides to sell or otherwise dispose of any of those assets. In addition, Refining may, under certain circumstances, offer us the opportunity to purchase additional logistics assets that it may acquire or construct in the future. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement." Under its commercial agreement with Refining, the operating partnership has the option to purchase certain assets at Refining's Girard Point and Point Breeze refineries related to its business in the event Refining permanently shuts down the crude unit operations at either refinery. Furthermore, we believe our current asset base and our knowledge of the regional markets in which we operate will allow us to target and consummate accretive third-party acquisitions. We intend to pursue these opportunities both independently and jointly with our parent in connection with our parent's growth strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our distributable cash flow.

Third-Party Business

              Immediately following the closing of this offering, Refining will account for all of the operating partnership's revenues. We plan to seek to diversify our customer base by expanding our asset portfolio to include midstream logistics assets that service third-party customers. Unless we are successful in acquiring or developing midstream logistics assets that service third-party customers, our ability to increase volumes will be dependent on Refining, which has no obligation under the commercial agreement to supply the operating partnership's terminal with additional volumes in excess of its minimum volume commitments. If we are unable to increase throughput volumes, future growth may be limited.

Capital Resources and Liquidity

              Our principal liquidity requirements are to finance current operations, to fund maintenance capital expenditures and periodic expansion capital, and to service our debt. Following the closing of this offering, we expect our ongoing sources of liquidity to include cash generated from operations, borrowings under our revolving credit facility, and the issuance of additional debt and equity securities as appropriate given market conditions. Because we intend to pay the minimum quarterly distributions discussed below, we expect to fund future expansion capital expenditures primarily from external sources including borrowings under our revolving credit facility, and issuances of debt and equity securities. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness.

Distributions to Unitholders

              We intend to pay a minimum quarterly distribution of $            per unit per quarter, which equates to $             million per quarter, or $             million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. We do not have a legal or contractual obligation to pay this distribution. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

Credit Facility

              At closing, we expect to enter into an agreement for a            -year, $             million senior secured revolving credit facility with                          as administrative agent, and a syndicate of lenders. Any borrowings outstanding under this revolving credit facility as of the closing date will be repaid from the proceeds of this offering. The revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes. We expect the revolving credit agreement to have customary terms and conditions, including the following:

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  borrowings will bear interest at either a base rate plus an applicable margin, or at LIBOR plus an applicable margin;

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  a $             million sublimit for standby letters of credit and a $             million sublimit for swingline loans;

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  obligations under the credit facility and certain cash management obligations designated by us will be guaranteed by                         , and will be secured by a first priority lien on our assets (including our equity interests in our operating partnership) and our operating partnership's assets other than excluded assets and a guaranty of collection from                          ;

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  affirmative and negative covenants customary for revolving credit facilities of this nature that, among other things, limit or restrict our ability to incur or guarantee debt, incur liens, make investments, make restricted payments, amend material contracts, engage in business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm's length;

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  we will generally be prohibited from making cash distributions (subject to certain exceptions) except so long as no default or event of default exists or would be caused thereby, and only to the extent permitted by our partnership agreement, we may make cash distributions to unitholders up to the amount of our available cash (as defined in our partnership agreement); and

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  customary events of default, including, but not limited to (and subject to grace periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the credit agreement or related documentation, any representation or warranty made in the agreements or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain changes in our ownership or the ownership or board composition of our general partner and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the agreements, the lenders may, among other things, terminate their commitments, declare any outstanding loans to be immediately due and payable and/or exercise remedies against us and the collateral as may be available to the lenders under the agreements and related documentation or applicable law.

Capital Expenditures

              Our operations are expected to require capital investments to expand, upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements are expected to consist of maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, our operating capacity or operating income. Expansion capital expenditures include expenditures to construct or acquire assets or businesses, or expand our existing terminal to increase throughput capacity. We have budgeted maintenance capital expenditures of approximately $2.0 million for the twelve months ending September 30, 2015. Prior to closing, we expect to incur capital expenditures of approximately $30 million to complete the expansion of our rail unloading terminal, which we expect to occur in September 2014.

              We currently have not included any potential future acquisitions in our budgeted capital expenditures for the twelve months ending September 30, 2015. Following this offering, we expect that we will rely primarily upon borrowings under our revolving credit facility to fund expansion capital expenditures. We may also rely on other external sources including issuances of equity and debt securities to fund significant future expansions.

              Under the omnibus agreement, during the first five years after the closing of this offering our parent has agreed to reimburse our operating partnership for any costs, up to $20.0 million per event (net of any insurance recoveries), that we incur for repairs required due to the failure of any contributed asset to operate in substantially the same manner and condition as such asset was operating prior to the closing of this offering.

Contractual Obligations

              We did not have any contractual obligations as of June 30, 2014.

Effects of Inflation

              Inflation in the United States has been relatively low in recent years and we do not expect it to have a material impact on our future results of operations.

Off Balance Sheet Arrangements

              We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Critical Accounting Policies

              The preparation of our financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that will be subject to such estimates and assumptions consist of depreciation, long-lived asset impairment and environmental remediation activities. Although management will base its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the our consolidated financial statements are prepared at any point in time.

Depreciation

              The plants and equipment to be contributed to our operating partnership, in which we will have a general partner interest and a 45% limited partner interest, will be recorded at historical cost as it is considered to be a reorganization of entities under common control. These assets have been depreciated on a straight-line basis over their estimated useful lives. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. In connection with the construction and placement of these assets into service during 2013, our parent established the initial useful lives of the assets. There have been no significant changes in the useful lives of the operating partnership's plants and equipment since this determination was made.

Impairment of Long-Lived Assets

              Long-lived assets that are not held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for our services or in end-use goods manufactured by Refining or others utilizing Refining's products as raw materials; changes in our business plans or those of Refining or our parent, suppliers or other business partners; a decision to dispose of an asset; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under "Forward-Looking Statements".

              Long-lived assets that are not held for sale are considered impaired when the undiscounted net cash flows expected to be generated by the assets are less than their carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for our long-lived assets may not be readily available and offers by potential purchasers are subject to uncertainty as to the ultimate likelihood of completing a sale until a binding agreement is executed. Therefore, fair market value is generally based on a combination of the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment, comparable sales transactions and offers by potential purchasers as adjusted to reflect the probability of completing a sales transaction. Such estimates also reflect potential alternative uses of the facilities, where appropriate.

              A decision to dispose of an asset may necessitate an impairment review. If the criteria of assets held for sale are met, an impairment would be recognized for any excess of the aggregate carrying amount of assets and liabilities included in the disposal group over their fair value less cost to sell.

Environmental Remediation Activities

              We are subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment and waste management. These laws and regulations may require environmental assessment and/or remediation efforts at our facilities. We believe that neither we nor our affiliates have any environmental liabilities relating to events prior to PES' acquisition of the Philadelphia refinery complex. Our affiliates entered into several agreements, including an August 14, 2012 Consent Order and Agreement by and among the Pennsylvania Department of Environmental Protection, Refining, and Sunoco, Inc. (R&M), and an August 9, 2012 Settlement Agreement and Covenant Not to Sue by and among PES, Refining, EPA, the Department of the Interior, the National Oceanic and Atmospheric Administration, and Sunoco, Inc. (R&M) (collectively, the "Environmental Agreements"), that provide various protections from liabilities associated with historical and legacy environmental contamination relating to the refinery complex prior to its acquisition by PES. These protections extend to our parent and Refining, and can be extended to us. Sunoco, Inc. has also provided an indemnity for environmental conditions existing at the time of PES' acquisition of the Philadelphia refinery complex. Our operating partnership leases the land on which its assets reside. Accordingly, any environmental liabilities resulting from events occurring after PES' acquisition of the Philadelphia refinery complex but prior to the formation of the operating partnership are liabilities of our parent. The operating partnership has entered into an arrangement with our parent under which the operating partnership will provide indemnities to our parent for remediating contamination that occurs as a result of the operations of these assets subsequent to the formation of the operating partnership.

              Any future accruals for environmental remediation activities will reflect anticipated work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals will be undiscounted and based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims would also be reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

              Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA") (which relates to solid and hazardous waste treatment, storage and disposal), the operating partnership could be subjected to corrective remedial action at its facilities for events occurring subsequent to its formation. Accruals could include amounts to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the facilities, mitigation of surface water impacts and prevention of off-site migration.

              In general, remediation sites/issues would be evaluated individually based upon information available for the site/issue. Estimates of environmental remediation costs could also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine that one point in the range of loss estimates is more likely than any other. In these situations, existing accounting guidance requires that the minimum of the range be accrued. Accordingly, the low end of the range often represents the amount of loss which would be recorded.

              In summary, total future costs for environmental remediation activities for which we may be responsible will depend upon, among other things, the identification of sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with our parent and other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates, terms of consent agreements or remediation permits with regulatory agencies and the determination of the operating partnership's liability at the site, if any, in light of the number, participation level and financial viability of the other parties and the Environmental Agreements. The recognition of additional losses, if and when they were to occur, would likely extend over many years. As a result, from time to time, significant charges against income for environmental remediation may occur; however, management does not believe that any such charges would have a material adverse impact on the our consolidated financial position.

Qualitative and Quantitative Disclosures About Market Risk

              Market risk is the risk of loss arising from adverse changes in market rates and prices. Because we do not own the crude oil that is distributed through our facilities, we do not have any direct exposure to risks associated with fluctuating commodity prices.

              We expect that debt we incur under our revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. A 1.0% change in the interest rate under this facility, assuming we were to borrow all $             million under our revolving credit facility, would result in a $             million change in our interest expense.

New Accounting Pronouncement

              In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, Revenues from Contracts with Customers (Topic 606) ("ASU 2014-09") a new standard on the recognition of revenue from contracts with customers that is designed to create greater comparability for financial statement users across industries and jurisdictions. Under ASU 2014-09, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services under a five-step process which includes: identifying the contract with a customer and the contract's separate performance obligations, determining the transaction price, allocating the transaction price to any separate performance obligations in the contract and recognizing the revenue when (or as) the entity satisfies its performance obligation(s). The standard also will require enhanced disclosures and provide more comprehensive guidance for transactions such as service revenue and contract modifications. Guidance for multiple-element arrangements also has been enhanced. The amendments would be effective for us for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. Our management is currently evaluating the impact this new accounting pronouncement will have on its financial statements.

BUSINESS

Overview

              We are a fee-based, growth oriented traditional master limited partnership recently formed by our parent to own, operate, develop and acquire crude oil, refined product and other logistics assets. We own the general partner interest and a 45% limited partner interest in the operating partnership, which owns and operates a crude oil rail unloading terminal located at our parent's Philadelphia refinery complex. We have no ownership interest in Refining or the Philadelphia refinery complex. We generate revenue by charging fees for receiving, handling and transferring crude oil. We do not take ownership of, or receive any payments based on the value of, the crude oil we handle, and as a result, we do not have any direct exposure to the fluctuations in commodity prices.

              All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining. This commercial agreement with Refining is supported by quarterly minimum volume commitments and inflation escalators. We believe that the nature of this arrangement will enhance the stability and predictability of our cash flow over time.

              We intend to seek opportunities to grow our business by acquiring additional limited partner interests in the operating partnership from our parent and additional assets from Refining and third parties and through organic growth projects, including our terminal expansion project described below. We believe that the opportunity to acquire additional limited partner interests in the operating partnership will provide us with significant near-term growth. Our parent, through Refining, is an independent petroleum refiner and supplier of unbranded transportation fuels, petrochemical feedstocks and other petroleum products, and we were formed by our parent to be the primary vehicle to expand the logistics assets supporting Refining's business. Refining owns and operates the Philadelphia refinery complex, which is the largest refining complex on the East Coast and is comprised of two oil refineries configured to process light, sweet crude oil, with a combined throughput capacity of approximately 335,000 bpd and a weighted average Nelson Complexity Index of 9.8, as well as a portfolio of associated logistics assets supporting the refineries. We expect that our parent and Refining will serve as critical sources of our future growth by providing us with various acquisition opportunities. Upon consummation of this offering, we will enter into an omnibus agreement with our parent and Refining, pursuant to which our parent will grant us a right of first offer on the limited partner interests that it owns in the operating partnership and Refining will grant us an option to acquire the NGL rail terminal currently under construction at Refining's Philadelphia refinery complex and a right of first offer to purchase from Refining other logistics assets that it will retain or that it may acquire or construct in the future. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

              Our rail unloading terminal has the capacity to unload two crude oil unit trains, or 140,000 bpd, based on the industry-standard 104-car unit train configuration. We have commenced an expansion project, expected to be completed in September 2014, to increase the unloading capacity of our terminal to three unit trains, or 210,000 bpd. Our rail unloading terminal was designed to unload 120-car unit trains and, if the rail industry moves to these more efficient trains, then the expanded capacity of our rail unloading terminal will improve to 240,000 bpd.

Competitive Strengths

              We believe that the following competitive strengths position us to successfully execute our business strategies:

              Our Rail Unloading Terminal is Integral to Refining's Domestic Light Crude Strategy.    Refining has embarked on a strategy by which it seeks to purchase an increasing amount of domestic crude oil that currently trades at a discount to foreign crude oil in order to lower the overall cost of the feedstock for its refinery operations. Because our rail unloading terminal is located onsite at the Philadelphia refinery complex and has direct access to a Class I railroad mainline it offers a dedicated, economic means by which Refining can source light, sweet domestic crude oil. In addition, we have begun construction on a project to expand our rail unloading capacity from 140,000 bpd to 210,000 bpd to enhance Refining's ability to increase the amount of domestic crude oil run through its refinery operations.

              Newly Constructed, World-Class Facility.    Our rail unloading terminal is a purpose-built, recently completed facility, with 140,000 bpd of unloading capacity. Upon the completion of our expansion project in September 2014, the terminal will have 210,000 bpd capacity, enabling it to unload 63% of Refining's overall capacity, and will be the largest crude oil rail terminal on the East Coast. The terminal is located within Refining's complex, and it connects directly with a Class I railroad mainline. This feature allows us to unload unit trains and transfer crude oil directly into the refineries without additional handling.

              Ten-Year, Fee-Based Contract with Minimum Volume Commitments.    All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining, which is supported by minimum quarterly volume commitments and inflation escalators. We believe this agreement with Refining will generate stable and predictable cash flows.

              Relationship with Our Parent.    We will serve as our parent's primary vehicle to expand its logistics business supporting Refining and third parties. As the owner of our general partner interest, all of our incentive distribution rights and a        % limited interest in us, we believe that our parent will be incentivized to grow our business. Additionally, we believe our parent will offer us the opportunity to acquire all or a portion of its 55% limited partner interest in our operating partnership pursuant to the right of first offer under the omnibus agreement.

              Relationship with Our Parent and Refining.    We believe that our parent will be incentivized to grow our business as a result of Refining's stated strategies of increasing its access to domestic crude oil and growing its logistics capabilities. In particular, we expect to benefit from the following aspects of our relationship with our parent and Refining:

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  Option to acquire NGL rail terminal.  A third party is currently constructing the NGL rail terminal at Refining's Philadelphia refinery complex, which is expected to be completed in fourth quarter 2014. Refining has agreed to purchase the terminal from the third party on an installment sale basis over time and has an option to accelerate this purchase and acquire the terminal upon its completion at any time from the third party at a pre-determined price. We will have the ability to cause Refining to exercise this option and, upon such exercise, to acquire the NGL rail terminal and associated real estate rights from Refining at their net book value as of the closing date of the acquisition. Prior to causing Refining to exercise the option, we would negotiate a fee-based services agreement with Refining with respect to the use by Refining of the NGL rail terminal on agreed upon terms and enter into a services agreement upon the closing of the acquisition. The NGL rail terminal will include 13 railroad sidings, 36 loading/unloading racks and 100 rail car storage spots.

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  Acquisition opportunities.  Under the omnibus agreement, Refining will grant us a right of first offer to acquire certain logistics assets that it will retain or that it may acquire or construct in its existing area of operation in the future. We also may have the opportunity to jointly pursue strategic acquisitions with Refining that complement and grow our asset base. We believe that opportunities for us to acquire assets under the omnibus agreement or participate in strategic acquisitions with Refining will result from Refining's current crude oil sourcing strategy, as well as its opportunity to source natural gas and NGLs in the future, and Refining's downstream activities.

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      Domestic crude oil sourcing strategy.  Refining has made significant progress in executing its strategy of transitioning its feedstock slate from foreign crude oil to less expensive domestic crude oil. The completion of our crude oil rail unloading terminal in October 2013, marked a significant step for Refining in implementing its strategy of increasing its domestic crude oil logistics and processing capabilities. The supply chain to deliver domestic crude oil from the midcontinent to the East Coast of the United States is developing and involves exploration and production, gathering, storage, loading terminal operation, rail car fleet ownership and management, unloading terminal operation and the ownership and operation of marine vessels under the Jones Act. Because Refining operates the largest refining complex on the East Coast, with combined crude oil throughput capacity of 335,000 bpd, it is a significant player in the evolving domestic crude oil supply chain. We have the potential opportunity to construct or acquire assets that will advance Refining's domestic crude oil sourcing strategy. Given our relationship with Refining, we would expect to operate these assets under long-term, fee-based agreements.

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      Domestic natural gas and NGL sourcing strategy.  Increasing production of natural gas and associated NGLs from the Marcellus shale formation in Pennsylvania has the potential to create opportunities for the development of additional logistics and manufacturing assets to bring these resources to market. Given its proximity, large site availability for new projects and existing industrial infrastructure, Refining's complex is well situated to build complementary businesses that utilize natural gas and NGLs as feedstocks and that are synergistic with its refining operations. Should these opportunities develop, we expect to facilitate this growth by constructing or acquiring logistics assets that provide access to these feedstocks and delivery of the resultant products to end-markets.

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      Downstream activities.  Refining benefits from its location in PADD I, which is the largest refined products market in the United States. Downstream of the refinery complex we may have opportunities to participate in Refining's marketing strategy by buying or building midstream logistics assets that handle refined products such as marine vessels, storage and blending terminals and wholesale truck racks.

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  Access to operational and industry expertise.  We expect to benefit from Refining's extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand our existing asset base.

              Experienced Management Team.    Our management team is experienced in the operation of refining logistics assets and the execution of organic growth and acquisition strategies. Our management team averages more than 20 years of industry experience and includes some of the most senior officers of our parent.

              Financial Flexibility.    At the closing of this offering, we expect to enter into a        -year $         million revolving credit facility, which will remain undrawn at closing. We believe we will have the financial flexibility to execute our growth strategy through the available borrowing capacity under our revolving credit facility and our ability to access the debt and equity capital markets.

              We cannot assure you, however, that we will be able to utilize our strengths to successfully execute our business strategies described below. For further discussion of the risks that we face, please read "Risk Factors."

 Strategies

              Our primary business objectives are to maintain stable and predictable cash flows and to increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following business strategies:

              Generate Stable, Fee-Based Cash Flow.    We intend to generate stable and predictable cash flows over time by providing fee-based logistics services. All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based agreement with Refining, which is supported by minimum quarterly volume commitments and inflation escalators. Pursuant to this agreement, we do not have direct exposure to the fluctuations in commodity prices. As we grow our business beyond our current facilities, we will seek to enter into similar fee-based contracts with third parties that generate stable and predictable cash flows.

              Pursue Accretive Acquisitions from Our Parent and Refining.    In connection with this offering, we will enter into an omnibus agreement, pursuant to which our parent and Refining will grant us rights of first offer on several sets of assets as described below that we expect to drive our growth strategy. Specifically, our parent will grant us a right of first offer to purchase the limited partner interests that it owns in the operating partnership. We will also have the option to purchase from Refining the NGL rail terminal, as well as a right of first offer to purchase from Refining other logistics assets that it will retain or that it may acquire or construct in the future.

              Pursue Attractive Organic Growth Opportunities.    We intend to pursue organic growth projects that complement our terminal's existing capacity and our own operational footprint, including extending our reach upstream and downstream of Refining. We expect to collaborate with Refining and other potential third-party customers to identify opportunities to construct assets and build businesses that help them pursue their business strategies, while providing us with stable cash flow through fee-based service agreements.

              Third-Party Acquisitions.    We intend to analyze and expect to pursue acquisitions of complementary assets owned by third parties. In addition, in conjunction with Refining, we expect to monitor the marketplace to identify and pursue asset acquisitions from third parties that complement or diversify our existing operations.

              Maintain Safe, Reliable and Efficient Operations.    We are committed to maintaining and improving the safety, reliability, environmental compliance and efficiency of our operations. We will seek to improve our operating performance through our commitment to our preventive maintenance program and to employee training and development programs. We will continue to emphasize safety in all aspects of our operations. We believe these objectives are integral to maintaining stable cash flows and critical to the success of our business.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Growth Opportunities

              We believe that our relationship with our parent will provide us with substantial future growth opportunities. Our parent owns a 55% limited partner interest in the operating partnership and will grant us a right of first offer to purchase all or a portion of this ownership interest in one or more transactions.

              Our relationship with Refining should also provide us with a number of potential future growth opportunities. A third party is currently constructing the NGL rail terminal at Refining's Philadelphia refinery complex, which is expected to be completed in fourth quarter 2014. Refining has agreed to purchase the terminal from the third party on an installment sale basis over time and has an option to accelerate this purchase and acquire the terminal upon its completion at any time from the third party at a pre-determined price. We will have the ability to cause Refining to exercise this option and, upon such exercise, to acquire the NGL rail terminal and associated real estate rights from Refining at their net book value as of the closing date of the acquisition. Prior to causing Refining to exercise the option, we would negotiate a fee-based services agreement with Refining with respect to the use by Refining of the NGL rail terminal on agreed upon terms and enter into a services agreement upon the closing of the acquisition. The NGL rail terminal will include 13 railroad sidings, 36 loading/unloading racks and 100 rail car storage spots.

              In addition, Refining will grant us a right of first offer under the omnibus agreement to acquire the following assets for a period of 10 years after the closing of this offering:

  •
  Point Breeze Refinery Terminal and Barge Docks.  The Point Breeze refinery terminal consists of ten tanks with capacity to store 1.8 million barrels of crude oil and 53 tanks with shell capacity of 3.5 million barrels for storage of intermediates, refined products and gasoline blend stock. It also includes a barge dock that transfers gasoline and distillate products to and from the Point Breeze terminal. The barge dock has two berths with a draft of 26 feet. In addition, the Point Breeze terminal has pipeline connections to the Sunoco Logistics Fort Mifflin Crude Terminal.

  •
  Schuylkill River Tank Farm and Girard Point Docks.  The Schuylkill River tank farm consists of 30 tanks with capacity to store 3.2 million barrels of refined products and gasoline blend stock. It also includes pipeline connections to and from the Colonial, Laurel and Harbor pipelines. The tank farm also has capacity to store 15,000 barrels of propane and 250,000 barrels of butane and has facilities to load propane trucks and off load and load butane trucks. Also included are the Girard Point docks, used to transfer refined products to and from the Schuylkill River Tank Farm and the Girard Point refinery. These docks include a vapor recovery system to allow the loading of high VOC liquid components, four berths for barges and ships with a draft of 32 feet.

  •
  Propane/Propylene Rail and Truck Terminal.  This terminal consists of 22 propane storage bullets with a total capacity of 15,000 barrels, a propane/propylene rail loading terminal with 16 railcar stations and a propane/propylene truck loading terminal with four loading spots.

  •
  Other Logistics Assets.  Refining also owns eight cumene storage tanks with a total capacity of 164,000 barrels and a benzene terminal with two storage tanks with total capacity of 58,000 barrels along with capabilities to unload benzene from trucks and railcars and from barges at the Girard Point barge docks.

Under the omnibus agreement, Refining will also grant us a right of first offer, under certain circumstances, to acquire additional logistics assets that it may construct or acquire in the future. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by us. The consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for our business at that particular time, our ability to agree on a mutually acceptable price, our ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and our ability to obtain financing on acceptable terms. We do not have a current agreement or understanding with Refining to purchase any assets covered by our right of first offer.

Industry Overview

              The United States has historically been the largest consumer of petroleum-based products in the world. According to the U.S. Energy Information Administration's (the "EIA") 2013 Refinery

Capacity Report, there were 139 operating oil refineries in the United States, with a total refining capacity of approximately 16.8 million bpd and a weighted average Nelson Complexity Index of approximately 10.8. Of the total operating refining capacity in the United States, approximately 59.9%, or 10.1 million bpd, is currently owned and operated by independent refining companies, compared to 2002 when approximately 31.6%, or 5.1 million bpd, was owned by independent refining companies. The remaining capacity is controlled by integrated oil companies. Because of this trend, the refining industry increasingly must rely on its own operations for its profitability.

              Our crude oil rail unloading terminal was constructed to deliver lower-cost North American crude oil to Refining's refineries. We believe Refining's two refineries currently benefit from secular growth in North American crude production because of their ability to access and process lower-cost North American crude oil. According to a recent EIA publication, average daily U.S. crude oil production in 2014 is expected to grow by approximately 3.0 million bpd, to 8.5 million bpd from 5.5 million bpd in 2010, an increase of approximately 55%. This level of U.S. crude oil production would represent the highest level since 1986. In addition, the Canadian Association of Petroleum Producers ("CAPP") projects that Canadian crude oil production will increase by approximately 30%, or 850,000 bpd, from 2.8 million bpd in 2010 to 3.7 million bpd in 2014. As a result of the recent and projected growth in North American crude oil production, the United States has reduced its reliance on imported crude oil. The EIA estimates that crude oil imported from foreign sources (crude oil from outside North America) since 2010 will decline by approximately 1.9 million bpd, or 21%, to 7.3 million bpd in 2014.

              Historically, lower 48-state domestic oil production was sourced from fields located principally in Texas and Louisiana. As a result, the U.S. petroleum complex was constructed around a transportation network of pipelines which moved large volumes of domestic crude oil to the major refining centers in the Gulf Coast, Mid-continent and northern tier states. As U.S. domestic production declined, the Gulf Coast became a major hub for importing large volumes of waterborne crude oil. Without the necessary pipeline infrastructure, refineries on the U.S. East Coast came to rely on waterborne imports of crude oil. Recent production growth in Canada and the U.S. Mid-continent has placed considerable stress on the North American crude oil pipeline network, which was designed to transport volumes from south to north with limited capacity to send volumes east or west. Construction of new pipelines has been delayed by commercial and regulatory constraints.

              Crude-by-rail provides crude oil producers access to markets where pipeline connections are unlikely given environmental and permitting hurdles, such as the U.S. East and West Coasts. The Association of American Railroads estimates that crude oil originated carloads on U.S. Class I railroads increased thirteen-fold from 29.6 thousand carloads in 2010 to over 400 thousand in 2013. In 2013, more than 10% of all US domestic crude oil was transported by rail. While crude-by-rail can be more expensive than transporting crude oil by pipeline (ignoring the upfront capital investment), rail offers several advantages over pipelines. Crude-by-rail creates flexibility to move swiftly and capitalize on market imbalances and to redeploy assets as bottlenecks shift. Rail terminals for loading and unloading crude oil can be constructed quickly and connected to an extensive rail network to reach all major processing centers. Crude-by-rail provides optionality to source crude oil from multiple basins without the need for large financial commitments to long-term take-or-pay contracts as is typical with new pipeline construction.

About North Yard Logistics, L.P.

              North Yard Logistics, L.P., our operating partnership, is a Delaware limited partnership in which we own the general partner interest and a 45% limited partner interest. Our parent owns the remaining 55% limited partner interest in the operating partnership. The operating partnership owns and operates a crude oil rail unloading terminal located at our parent's Philadelphia refinery complex and a pipeline connection to accept deliveries of crude oil from a nearby third-party terminal. We lease the land on which the rail unloading terminal is located from an affiliate under a 25-year, long-term lease. Our rail unloading terminal receives, handles and transfers crude oil and provides Refining's Point Breeze and Girard Point refineries with their primary access to high quality, lower-cost crude oil from the Bakken region as well as other North American shale oil production regions served by rail.

              Our parent completed the construction of the rail unloading terminal on October 23, 2013. The major components of the terminal include 5.6 miles of track on our parent's property, 1.0 mile of track with rights-of-way on adjacent land owned by a third party, 7,700 feet of 20-inch pipeline and meter station, a 4,000 foot, 24-inch underground pipeline manifold, a 16,000 barrel per hour pumping station and 1,500 feet of 24-inch pipeline and meter station connecting the pumping station to the Point Breeze refinery. The terminal currently has nominal unloading capacity of two unit trains per day, or 140,000 bpd of crude oil, with the current 104-car unit train configuration. On            , 2014, our parent contributed the rail unloading terminal to the operating partnership.

              Based on the successful operations of our terminal since its startup in the fourth quarter of 2013, and Refining's willingness to commit to higher minimum throughput volumes in the commercial agreement as discussed below, the operating partnership has undertaken an expansion project that will increase unloading capacity from two to three unit trains per day. This expansion project will include a second 24-inch underground pipeline manifold and 4,000 feet of additional track, and is expected to be completed in September 2014. When the expansion project is completed, unloading capacity will increase to 210,000 bpd. If the rail industry moves to more efficient 120-car unit trains, then the expanded capacity of our rail unloading terminal will improve to 240,000 bpd. After the expansion is completed, the operating partnership will retain the pipeline connection to the nearby third-party terminal, which Refining principally uses for the delivery of domestic crude oil on manifest trains.

              The following table sets forth certain operating information regarding our rail unloading terminal, as well as the volumes received via a third-party connection:

	April 1 to October 23, 2013(1)	October 23 to December 31, 2013(2)	Six Months Ended June 30, 2014
Our Rail Unloading Terminal
Capacity (bpd)(3)	—	140,000	140,000
Throughput (bpd)	—	121,389	127,967
Utilization	n/a	87%	91%
Third-Party Connection
Throughput (bpd)	35,281	6,356	7,806

(1)
The pipeline connection to the third-party terminal was completed on April 21, 2013.

(2)
The rail unloading terminal commenced operations on October 23, 2013.

(3)
Following the completion of our expansion project in September 2014, the capacity of the crude oil rail unloading terminal will increase to 210,000 bpd.

              In addition, we do not take ownership of the hydrocarbons that we handle or engage in the trading of any commodities, and accordingly, do not have direct exposure to fluctuations in commodity prices.

Our Relationship with Refining

              We have no ownership interest in Refining or the Philadelphia refinery complex, but our relationship with Refining is one of our principal strengths. Refining operates the East Coast's largest refining complex, which consists of 335,000 bpd of throughput capacity at two refineries located on adjacent properties in Philadelphia, the 190,000 bpd Girard Point refinery and the 145,000 bpd Point Breeze refinery. These refineries are designed to run primarily light, sweet crude oils, and Refining is seeking to increase the amount of this type of crude oil processed at its facilities. For the year ended December 31, 2013 and the six months ended June 30, 2014, Refining processed an average of 294,000 and 295,000 barrels of crude oil per day, respectively. After adjusting processing capacity for scheduled crude unit turnarounds, Refining operated at capacity levels of 94.8% and 92.9%, respectively.

              Refining's credit rating is currently B1/B+ as assigned by Moody's and Standard & Poor's, respectively. From its inception on September 8, 2012 through December 31, 2012, Refining had operating income of $155 million, and for the year ended December 31, 2013, Refining had an operating loss of $76 million. Refining processed mostly foreign crude oil for which it paid a premium to Brent crude oil from its inception until the crude oil rail unloading terminal commenced operations on October 23, 2013. Despite the large amount of higher cost foreign crude oil that was processed, Refining's results in the 2012 period were driven by strong refined product margins, especially for gasoline and distillate products. In 2013, in addition to the large percentage of higher cost foreign crude oil that was processed, Refining's operating income was negatively impacted by the first quarter turnaround of the Girard Point crude unit and FCC unit, high costs for RINs, weaker refined product margins and high costs related to the seasonal storage of butane. For the six months ended June 30, 2013, Refining had an operating loss of $4 million as compared to operating income of $93 million for the six months ended June 30, 2014. Refining believes that the addition of our crude oil rail unloading terminal, which commenced operations on October 23, 2013 and allows Refining to purchase, deliver and process lower-priced, domestic crude oil, has been a primary driver of the improvement in Refining's financial results for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 financial results. These results do not reflect the impact of our formation transactions or the commercial agreement between the operating partnership and Refining. Additional summary financial information for Refining is presented below under "—Refining's Summary Financial and Operating Information."

              We expect that our relationship with Refining will provide us the opportunity over time to grow a portfolio of midstream energy logistics assets. The anticipated increase in production in the Bakken region and other shale production regions provides us two distinct opportunities to grow our business:

  •
  Increasing throughput on our existing system.  Our crude oil rail unloading terminal was placed into service in October 2013 and is currently undergoing a 70,000 bpd expansion, which is expected to be completed in September 2014 and will increase capacity to 210,000 bpd.

  •
  Expand and integrate crude-by-rail supply chain.  We expect to acquire from Refining or construct additional logistics assets that facilitate transport of crude oil from producing areas such as the Bakken to the Philadelphia refinery complex or third-party refineries. The supply chain to deliver domestic crude oil from the midcontinent to the East Coast of the United States is developing and involves exploration and production, gathering, storage, loading terminal operation, rail car fleet ownership and management, unloading terminal operation and the ownership and operation of marine vessels under the Jones Act. These logistics assets each generate revenue through both fees charged for volumes transported on or through the additional assets, and potentially through increased crude oil volume at our rail unloading terminal.

              The operating partnership entered into a ten-year, fee-based agreement with Refining on                , 2014, pursuant to which Refining pays an annual fee of $118 million based on minimum volume commitments of 170,000 bpd. This contract is subject to inflation escalators.

              In conjunction with the offering, Refining will grant us a right of first offer on certain logistics assets that it will retain or that it may acquire or construct in the future, as well as an option to purchase the NGL rail terminal that is currently being constructed by a third party.

Refining's Operations

              Although we do not own or operate any refining assets, our crude oil rail unloading terminal is located within our parent's refining and marketing operations. All of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining. Therefore, we are providing the following information to help investors assess the operations of Refining.

Overview

              Our parent is an independent petroleum refiner and supplier of unbranded transportation fuels, petrochemical feedstocks and other petroleum products. Through Refining, our parent owns and operates the Philadelphia refinery complex, which is comprised of two oil refineries, the 190,000 bpd Girard Point refinery and the 145,000 bpd Point Breeze refinery, with a combined throughput capacity of approximately 335,000 bpd and a weighted average Nelson Complexity Index of 9.8. These refineries are designed to run primarily light, sweet crude oils and Refining is seeking to increase the amount of this type of crude oil processed at its facilities. The crude oils and other feedstocks are refined into products such as gasoline, diesel, jet fuel, residual fuel oil, propane, propylene, cumene and sulfur. The refineries' products are sold primarily in the northeast United States, a region with currently favorable market dynamics where finished product demand exceeds operating refining capacity. The refineries' products are also sold in other regions of the United States, and Refining is able to ship products to other international destinations.

              Our crude oil rail unloading terminal is integral to Refining's efforts to supply its refineries with lower-cost domestic crude oil, particularly from the Bakken region. From Refining's inception on September 8, 2012 until the completion of the terminal on October 23, 2013, Refining processed predominantly foreign waterborne crude oils at its refineries. Since the terminal commenced operations, Refining has converted its crude slate to a majority of domestic crude. Because the terminal is located onsite at the Philadelphia refinery complex and has direct access to Class I railroads, it offers a dedicated, economic means by which Refining can source light, sweet domestic crude oil.

              The following table sets forth the source of crude oil processed by Refining and the average volume of crude oil throughput for Refining at our rail unloading terminal:

	September 8 through December 31, 2012 (bpd)	January 1 through October 22, 2013 (bpd)(1)	October 23 through December 31, 2013 (bpd)	Six Months Ended June 30, 2014 (bpd)(2)
Refining Crude Source
U.S.	26,362	57,819	179,978	182,866
Non-U.S.	275,107	231,939	129,960	112,187

Total	301,469	289,758	309,938	295,053

Throughput
Our Rail Unloading Terminal	—	—	121,389	127,967
Third-Party Connection(3)	—	22,125	6,356	7,806

Total	—	22,125	127,745	135,773

(1)
During the first quarter of 2013, Refining shut down the 190,000 bpd Girard Point crude unit for 44 days for planned maintenance.

(2)
During the first quarter of 2014, Refining shut down the 145,000 bpd Point Breeze crude units for 20 days for planned maintenance.

(3)
The Third-Party Connection was established on April 21, 2013

              We are currently completing construction of an expansion of our rail unloading terminal that will increase its capacity from 140,000 to 210,000 bpd. This expansion is expected to be complete in September 2014.

Girard Point Refinery

              The Girard Point Refinery is a 190,000 bpd cracking facility with operations including crude fractionation, catalytic cracking, distillate hydrotreating, reforming, isomerization, and alkylation as well as an aromatics extraction facility that feeds the only cumene unit in PADD I. The facility processes a mix of light sweet crude oils, predominantly from North Dakota, Texas, West Africa, and Canada in addition to crudes from other parts of the world, including Europe. In 2013, Refining undertook several meaningful improvement projects, including a metallurgy upgrade of the atmospheric and vacuum distillation towers of the crude unit which allows the refinery to run higher acid crudes more reliably, certain debutanizer modifications that allow the refinery to process lighter crude oils like that from the Bakken at higher rates, and an air grid replacement and other related modifications in the FCC which have provided meaningful yield improvements.

Point Breeze Refinery

              The Point Breeze Refinery is a 145,000 bpd cracking facility with operations including crude fractionation, catalytic cracking, distillate hydrotreating, reforming, alkylation and gasoline desulfurization. The facility processes a mix of light sweet crude oils, predominantly from North Dakota, Texas, West Africa, and Canada in addition to crudes from other parts of the world, including Europe. In 2014, Refining undertook a project to debottleneck the light ends handling of the crude unit, which allows the refinery to process lighter crude oils like that from the Bakken at higher rates.

Supply and Offtake Agreement

              Refining is a party to a supply and offtake agreement with JPMVEC which expires in September 2015, with the option to extend an additional year on each anniversary date through September 2017. Under this agreement, JPMVEC supplies substantially all of Refining's crude oil and noncrude feedstocks. JPMVEC purchases and holds legal title to the crude oil and other feedstocks, and then stores them in tank facilities. Refining purchases the crude oil and noncrude feedstocks from JPMVEC at daily market prices when they are drawn out of the storage tanks and processed at the refineries. JPMVEC also purchases substantially all of Refining's production of blendstocks and refined products. On a daily basis, Refining sells these products to JPMVEC at market prices for the respective products and title passes when the products are delivered to storage tanks at the refineries. Refining pays JPMVEC transaction and other fees under the supply and offtake agreement. By entering into this supply and offtake agreement, the working capital requirements and cash flow volatility of Refining's business are substantially reduced as compared to other refiners that do not utilize such agreements

              The crude oil to be received, handled and transferred by the operating partnership under the commercial agreement may be owned by JPMVEC under the terms of the supply and offtake agreement. The operating partnership will enter into a third-party consent agreement with JPMVEC and Refining pursuant to which the operating partnership will agree to allow JPMVEC to use the operating partnership's assets in order to perform its obligations under the supply and offtake agreement.

Marketing

              In addition to its refining operations, Refining also engages in related wholesale marketing activities. Refining's wholesale group distributes wholesale petroleum products primarily in the PADD I region of the northeastern United States. The wholesale group markets fuels produced by Refining as well as petroleum products produced from third-party suppliers.

Refining's Summary Financial and Operating Information

              The following table sets forth summary financial information derived from the audited consolidated financial statements of Refining as of and for the period from September 8, 2012 (the commencement of operations of PES) to December 31, 2012, and the year ended December 31, 2013, and summary interim financial information derived from the unaudited interim consolidated financial statements of Refining as of and for the six months ended June 30, 2013 and 2014. Because all of our revenue and cash flow is currently derived from our equity ownership in the operating partnership and its ten-year, fee-based commercial agreement with Refining, we are providing the following summary financial and operating information to help investors assess the liquidity, financial condition and operations of Refining. We have no ownership interest in Refining or the Philadelphia refinery complex, and therefore are not including the audited financial statements of Refining.

	Period from September 8, 2012 to December 31, 2012	Year ended December 31, 2013	Six Months ended June 30, 2013	Six Months ended June 30, 2014
	(Dollars in thousands)
Income Statement:(1)
Net sales	$4,552,022	$13,627,620	$6,126,999	$6,775,891
Cost of products sold	4,238,775	13,185,363	5,871,764	6,380,284
Operating expenses	119,637	422,506	210,206	243,759
Impairment of inventory	11,533	—	—	—
General and administrative expenses	24,722	72,301	40,072	41,791
Depreciation and amortization	2,171	23,201	8,890	17,165

Operating income (loss)	155,184	(75,751)	(3,933)	92,892
Interest expense, net(2)	571	30,975	10,280	22,150
Other expense (income)(3)(4)	14,915	(3,610)	(2,584)	(471)

Net income (loss)	$139,698	$(103,116)	$(11,629)	$71,213

Operating Data (mbpd)(5):
Crude oil inputs	301	294	270	295
Other feedstocks	22	12	12	12

Total inputs	323	306	282	307

Balance Sheet Data (at period end):(1)
Cash and cash equivalents	$232,931	$77,373	$374,481	$111,806
Property, plant, and equipment, net(5)(6)	$98,782	$298,656	$238,910	$347,338
Total assets	$771,462	$952,540	$1,271,347	$1,045,588
Long-term debt and capital lease obligations (including current portion)(2)	$28,179	$541,696	$542,898	$539,223
Members' equity(7)	$392,323	$16,026	$306,794	$83,915
Cash Flow Data:(1)
Cash flows from operating activities	$73,971	$(144,278)	$(184,613)	$85,497
Cash flows from investing activities(4)(5)(6)	$(14,060)	$(233,781)	$(127,046)	$(47,705)
Cash flows from financing activities(2)(7)	$173,020	$222,501	$453,209	$(3,359)

(1)
As the crude oil rail unloading terminal and related assets are owned by Refining prior to their anticipated contribution to the operating partnership on October 1, 2014, these assets and their related expenses are included in the financial information for Refining from the initiation of their construction. The financial information for Refining for the periods presented does not reflect the impacts of the fee-based commercial agreement between the operating partnership and Refining which is expected to be effective October 1, 2014. For additional information about the estimated fees Refining will pay to the operating partnership as well as the estimated expenses to operate the crude oil rail unloading terminal for the twelve months ending

    September 30, 2015, please read "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015."

(2)
In April 2013, Refining entered a $550,000 five-year term loan agreement that is collateralized by substantially all of its assets, except for the crude oil rail unloading terminal and associated real estate and certain other logistics assets.

(3)
Includes acquisition related expense associated with the contribution of the Philadelphia refinery complex by Sunoco and fees incurred in connection with entering into the supply and offtake intermediation arrangement with JPMVEC for the period from September 8, 2012 through December 31, 2012 which totaled $14,873.

(4)
In January 2013, Refining sold its precious metals catalyst located at its refineries for proceeds of $31,868 which resulted in recognition of a gain on sale of $1,769. The catalyst will be leased back for a three-year period. At the end of the lease term, Refining has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser.

(5)
Refining performed two major maintenance shutdowns primarily in the first quarters of 2013 and 2014. In the first quarter of 2013, Refining performed turnaround maintenance at the Girard Point crude unit and FCC unit. As part of that turnaround, Refining also completed other significant capital projects: (i) improvements to the metallurgy of those units to enhance the ability to process higher-acid crude oil; (ii) improvements to the light ends handling capabilities of the crude unit to increase the ability to process light, sweet crude oils, and (iii) upgrades to the FCC regenerator air grid and main fractionator to improve unit reliability and efficacy. In the first quarter of 2014, Refining performed turnaround maintenance at the Point Breeze crude units and FCC unit. In conjunction with this turnaround, Refining also completed a capital project to improve the light ends handling capabilities of the crude units, increasing the ability to process light, sweet crude oils. Capital spending associated with these projects, as well as other smaller unit turnarounds and expansion capital projects, was as follows:

	Period from September 8, 2012 to December 31, 2012	Year ended December 31, 2013	Six Months ended June 30, 2013	Six Months ended June 30, 2014
Girard Point Turnaround and Related Expansion Capital	$7,643	$98,614	$96,549	$0
Point Breeze Turnaround and Related Expansion Capital	—	8,429	872	35,162
Other Turnaround and Expansion Capital	1,032	13,105	6,872	7,980

Total	$8,675	$120,148	$104,293	$43,142

    The next major turnaround at the Philadelphia refinery complex crude units or FCC units is scheduled for 2018.

(6)
During the first quarter of 2013, capital spending associated with the crude oil rail unloading terminal commenced. A portion of this spending was attributable to infrastructure related to

    Refining assets which will not be contributed to us. The following is a summary of the capital spending associated with the crude oil rail unloading terminal:

	Period from September 8, 2012 to December 31, 2012	Year ended December 31, 2013	Six Months ended June 30, 2013	Six Months ended June 30, 2014
Assets to be contributed to the Partnership	$453	$75,884	$26,851	$2,395
Assets to be retained by Refining	—	16,192	9,575	—

Total	$453	$92,076	$36,426	$2,395

(7)
Includes a distribution of $75,900 to PES in January 2013 in connection with PES' obligation to make cash advances to its owners associated with their income tax obligations, and a distribution to PES totaling $200,000 in September 2013.

Commercial Agreement with Refining

              The operating partnership has entered into a fee-based services agreement with Refining under which the operating partnership receives, handles and transfers crude oil at the crude oil rail unloading terminal. All of the operating partnership's revenue and cash flow is currently derived from this commercial agreement, which is supported by minimum quarterly volume commitments and inflation escalators. For the twelve months ending September 30, 2015, Refining's annual minimum fees under this agreement are expected to total $118 million, or approximately 98% of our forecasted revenues of $121 million for such period. Please read "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015" for additional information regarding our forecasted revenues and related assumptions. The following is a summary of the key provisions of the commercial agreement, including information regarding the calculation of the minimum annual fees, including shortfall amounts and credits.

              Contract Term.    The initial term of the contract is for ten years, and the agreement will be extended for two five-year periods unless either party elects not to extend the agreement by giving the other party one year's notice of such election.

              Fees and Services.    Refining is obligated to throughput a minimum of 170,000 bpd through the rail unloading terminal. The volume actually throughput at the rail unloading terminal is measured by a custody transfer meter which measures volumes of crude oil leaving the terminal. The operating partnership charges an initial throughput fee of $1.90 per barrel for all throughput up to the minimum volume commitment. For any throughput volumes in excess of the minimum volume commitment, the operating partnership initially charges Refining $0.50 per barrel (the "excess throughput fee"). The fees charged by the operating partnership will be increased annually by a percentage equal to the increase in the Producer Price Index ("PPI"). In no event will the annual rate adjustments result in a reduction of the applicable fees.

              We are required to maintain the available capacity of our crude oil rail unloading terminal such that Refining or its designee may deliver at least 170,000 bpd of light crude oil (calculated on a quarterly average basis). If Refining is prevented from delivering such minimum volumes (on a quarterly average basis) for more than seven days per quarter as a result of our failure to maintain available capacity for reasons not attributable to Refining, then Refining's aggregate minimum volume commitment for that quarter will be proportionately reduced by an amount equal to the difference between such aggregate minimum volume commitment and the amount that the operating partnership can effectively throughput at the terminal during that quarter, prorated for the portion of the quarter during which throughput capacity was unavailable, regardless of whether actual throughput amounts prior to the reduction were below the minimum volume commitment. Upon restoration of available capacity sufficient to receive the minimum volume commitment, Refining's obligation to deliver the full minimum volume commitment will be restored.

              Please read "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015" for additional information regarding our forecasted revenues and related assumptions.

              Third-Party Connection Fees.    Our rail unloading terminal has a pipeline connection to a nearby third-party rail terminal that Refining may utilize to unload additional crude oil volumes. The operating partnership charges Refining an initial connection fee of $0.50 per barrel on all volumes that Refining unloads utilizing this connection and such volumes will not apply to Refining's minimum volume commitment under the commercial agreement. The initial $0.50 per barrel connection fee will be increased annually by a percentage equal to the increase in the PPI. In no event will the annual rate adjustments result in a reduction of the fee.

              For the twelve months ending September 30, 2015, we estimate that third-party connection fees will account for less than 1% of our revenues we forecast to be generated for such period. Please read "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015" for additional information regarding our forecasted revenues and related assumptions.

              Manifest Trains.    Refining has the right to direct manifest trains to our crude oil rail unloading terminal for unloading, so long as we agree that there will be sufficient unloading capacity available at our terminal at the time such manifest train is scheduled for arrival.

              Payments; Shortfalls.    The operating partnership invoices Refining for fees owed on a monthly basis. If at the end of a quarter the actual total volumes delivered by the operating partnership to Refining are less than Refining's minimum volume commitment for such quarter, such deficit will be characterized as a "shortfall." Refining will make a "shortfall payment" to the operating partnership in an amount equal to the initial throughput fee multiplied by the difference between the minimum volume commitment and the volumes actually delivered during the applicable quarter. The shortfall payment will be the sole and exclusive remedy for a shortfall.

              Loss Allowances.    Under the agreement, Refining bears the risk of loss at all times of any products handled or delivered by Refining or its designee at the terminal. Unless the operating partnership experiences a spill or other release of product while the product is in its custody, all volumetric losses and gains in product will be for Refining's account, as applicable.

              Reimbursement.    Refining pays or reimburses the operating partnership for all taxes (other than income taxes) that the operating partnership incurs in connection with the commercial agreement. Furthermore, if new laws or regulations are adopted that require the operating partnership to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), the operating partnership may, by written notice to Refining, request to negotiate an adjustment in the throughput fee, or other fees and charges paid, as applicable, to cover Refining's pro rata portion of any reasonable incremental, out-of-pocket costs that the operating partnership would incur to comply with the change in law; provided, however, if the cost increases by more than 200%, Refining may terminate the agreement. The operating partnership and Refining will negotiate in good faith to agree on the amount of such reimbursement.

              Refinery Shutdowns.    Refining is not permitted to suspend or reduce its obligations under the agreement in connection with the shutdown of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, at any time after the end of the fifth contract year Refining decides to permanently or indefinitely suspend crude unit operations at either its Point Breeze or Girard Point refineries for a period that will continue for at least 12 consecutive months, then Refining may terminate or proportionately reduce, as applicable, its rights and obligations under the agreement at the end of such 12-month period upon prior written notice to the operating partnership, unless Refining has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During any suspension of crude unit operations, Refining will provide the operating partnership with the right to use Refining's pipeline and terminal systems at cost and allow the operating partnership to make any necessary capital expenditures to facilitate the operating partnership's ability to secure third-party agreements.

              In the event that Refining permanently closes crude unit operations at either of its refineries, the operating partnership will have an option to purchase the affected crude oil storage and pipeline assets. Within two years of receiving notice of the permanent shutdown, the operating partnership can exercise its option to purchase such assets by delivering notice to Refining of its intention to do so. Once the operating partnership delivers notice to Refining, the operating partnership will have a period of not less than 90 days to perform diligence in accordance with prudent industry practice on the applicable refinery and its assets, and following the diligence period the operating partnership and Refining will have 30 days to negotiate in good faith the terms for a purchase of the assets. The terms of any agreement will be on terms customary for the sale of similar assets and otherwise agreeable to the operating partnership and Refining.

              Right of First Refusal.    Under the commercial agreement, if the operating partnership proposes to sell, assign, lease, convey, transfer or otherwise dispose of the rail unloading terminal (other than a grant of a security interest to a bona fide third-party lender or a sale, assignment, lease, conveyance, transfer or other disposition to an affiliate), pursuant to a bona fide third-party offer, then the operating partnership must first give Refining notice and an opportunity to acquire the terminal on the same terms as those the operating partnership is willing to accept from the third party.

              Force Majeure.    During the first five contract years of the agreement, Refining will not receive contractual relief due to force majeure events and accordingly will be obligated to pay the minimum fees under the agreement; however, from and after the first five contract years of the agreement, Refining will only be obligated to pay the throughput fee for volumes actually throughput under the agreement. If either party is subject to a force majeure event, regardless of whether the party is entitled to contractual relief, the affected party must provide the other party with written notice of the force majeure event, identify the approximate length of time it believes the force majeure event will continue, and identify the affected equipment and facilities. If the affected party believes the force majeure event will continue for more than 12 consecutive months beyond the fifth anniversary of the commencement date of the commercial agreement, Refining will have the right to terminate the agreement upon 12 months' notice to the operating partnership; provided, however, that the termination notice will become effective not earlier than the later of the delivery of the termination notice and the fifth anniversary of the commencement date of the commercial agreement, and the termination notice will be deemed cancelled and of no effect if the force majeure event has ceased. A force majeure is any circumstance not reasonably within the control of the party claiming force majeure and which, by the exercise of commercially reasonable efforts, such party is unable to avoid or overcome that prevents performance of such party's obligations under the agreement, including:

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  acts of God, strikes, lockouts or other industrial disturbances;

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  acts of a public enemy, wars, terrorism, blockades, insurrections or riots;

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  storms, unusually severe weather, floods, interruptions in the ability to have safe passage in navigable waterways or rail lines, high water, washouts or other interruptions caused by acts of nature or the environment; provided, however, that in the case of Refining, such events materially disrupt the operation of Refining's distillation units for a period of seven business days or more;

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  the order of any court or governmental authority claiming or having jurisdiction while the same is in force and effect;

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  civil disturbances, explosions, fires, leaks or releases;

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  mechanical breakdown of equipment or infrastructure; provided, however, that in the case of Refining, such event materially disrupts the operation of Refining's distillation units for a period of seven business days or more; and

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  inability to obtain or distribute refined products, feedstocks or other materials necessary for operation because of a force majeure event affecting a third-party supplier or transporter of such refined products, feedstocks or other materials; provided, however, that in the case of Refining, such event materially disrupts the operation of Refining's distillation units for a period of seven business days or more.

              Indemnification.    The operating partnership will indemnify Refining for any losses or liabilities (including reasonable attorneys' fees and other fees, court costs or disbursements) arising out of (i) any breach by the operating partnership of a covenant or agreement or any representation or warranty under the commercial agreement; (ii) the operating partnership's failure to comply with any applicable law; or (iii) personal injury or property damage caused by the operating partnership or its agents in the exercise of any rights thereunder or the handling of crude oil thereunder, except to the extent caused by Refining's negligence or willful misconduct. Refining and its affiliates will indemnify the operating partnership for any losses or liabilities (including reasonable attorneys' fees and other fees, court costs or disbursements) arising out of (i) any breach by it of a covenant or agreement or any representation or warranty under the commercial agreement; (ii) any personal injury incurred by any representative of Refining while on the operating partnership's property; (iii) any failure by it to comply with any applicable law; or (iv) any personal injury or property damage caused by it or its agents in the exercise of any rights thereunder or the handling of crude oil thereunder, except to the extent caused by the operating partnership's negligence or willful misconduct. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party. Subject to certain conditions, neither party is liable for any consequential, incidental or punitive damages under the agreement.

              Events of Default; Termination.    A party will be in default if (i) such party fails to pay owed amounts when due; (ii) such party fails to perform material obligations or covenants, if such failure is not cured within 15 business days; (iii) such party breaches any representation or warranty in any material respect, if not cured within 15 business days; or (iv) such party becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicates its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, the operating partnership will be in default if it allows to exist any liens, subject to specified exceptions, on the products at the terminal. If an event of default occurs and is continuing beyond the applicable cure period, the non-defaulting party will have the right to terminate the agreement. Additionally, if the operating partnership is the defaulting party, Refining will be entitled to suspend its payment and other obligations under the agreement and Refining or its designee may reclaim any of its crude oil in the operating partnership's possession.

              Assignment.    The agreement may be assigned by the operating partnership or Refining only with the other party's prior written consent, except that the operating partnership or Refining may assign the agreement, in whole or in part, without the other party's prior written consent in connection with the operating partnership's sale of the rail unloading terminal (subject to Refining's right of first refusal described below) or Refining's sale of a refinery associated with the rail unloading terminal, respectively, and only if the assignee agrees to assume all of the assigning party's rights and obligations under the agreement and the lease agreement between the operating partnership and Refining, and is financially and operationally capable of fulfilling the assigning party's obligations thereunder. Refining may also assign the agreement between its wholly owned subsidiaries without obtaining the operating partnership's consent. The operating partnership may collaterally assign the agreement to secure financing. In addition, the operating partnership may not assign all or part of the agreement to a competitor of Refining in the crude oil refinery business, as determined in good faith by Refining. If either the operating partnership or Refining assign rights and obligations under the agreement, then both the operating partnership's and Refining's obligations will continue with respect to Refining's minimum volume commitments. In such a case, the rights and obligations relating to the agreement and minimum volume commitments, would be novated into an agreement with the assignee, and that assignee would then become responsible for performance of the obligations.

Other Agreements with Our Parent and Refining

              In connection with our formation and the closing of this offering, we and the operating partnership have entered or will enter into the following agreements with our parent and Refining:

Omnibus Agreement

              Upon the closing of this offering, we will enter into an omnibus agreement with our parent, Refining, our general partner and the operating partnership. Under the agreement our parent will grant us a right of first offer to acquire the limited partner interests that it owns in the operating partnership and Refining will grant us an option or a right of first offer to acquire certain of its logistics assets that it will retain or that it may acquire or construct. Refining will also be required, under certain circumstances, to offer us the opportunity to purchase such assets that it may acquire or construct after this offering. The omnibus agreement will also address Refining's reimbursement obligations related to certain operational failures of the contributed assets and Refining's indemnification of us for certain matters, including environmental, title, tax and accounting matters. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

Services and Secondment Agreement

              In connection with our formation and other related transactions, on                  , 2014, we, our general partner and the operating partnership entered into a services and secondment agreement with our parent and Refining. Under this agreement certain employees of Refining are seconded to our general partner to provide operational and maintenance services with respect to the rail unloading terminal, and our general partner reimburses Refining for certain costs and expenses of the seconded employees, including their wages and benefits. The services and secondment agreement also addresses our obligation to pay our parent an administrative fee, initially in the amount of $3.0 million per year, for the provision by our parent and its affiliates of centralized corporate services; our reimbursement to our parent for various administrative services in support of our assets and the operating partnership's reimbursement to Refining for various maintenance, operating and administrative services relating to the rail unloading terminal. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement."

Real Property Lease

              An affiliate will lease to the operating partnership the real property on which the crude oil rail unloading facility is located. The initial term of the lease will be 25 years, and the operating partnership will make annual lease payments to Refining equal to $250,000. The lease payments will increase annually by a percentage equal to the change in the PPI. Under the lease agreement the operating partnership will grant to Refining the right to maintain certain assets (unrelated to the crude oil rail unloading facility) on the real estate and access rights for the maintenance and service of those assets. At the end of the lease's initial term, the operating partnership will have the option to purchase at fair market value the real property on which the crude oil rail unloading facility is located.

              In addition, under the terms of the lease, the affiliate or its permitted assigns will indemnify the operating partnership for all known and certain unknown environmental liabilities that affect the use and operation of the real property on which the crude oil rail unloading facility is located to the extent such liabilities arise from events that occur on or before the closing of this offering and subject to certain exceptions.

 Competition

              As a result of the operating partnership's contractual relationship with Refining under the commercial agreement and our terminal's direct connection to the Philadelphia refinery complex, we believe that we will not face significant competition from other crude oil rail unloading facilities for Refining's domestic crude oil rail unloading requirements. Please read "—Commercial Agreement with Refining."

              If Refining is able to purchase substantial volumes of waterborne domestic or foreign crude oil, at a more economic price than crude oil delivered by rail through our terminal, then Refining may elect to ship the minimum committed volumes through our terminal, which could cause a decrease in our revenue.

              If demand for Refining's products declines due to the increased availability of less expensive products from other suppliers or for other reasons, Refining may elect to ship the minimum committed volumes through our crude oil rail unloading terminal, which could cause a decrease in our revenue. Refining competes with integrated petroleum companies that have their own crude oil supplies and distribution and marketing systems, as well as with independent refiners, many of which also have their own distribution and marketing systems. Refining also competes with other suppliers that purchase refined petroleum products for resale. Competition in Refining' marketing area is affected significantly by the volume of products supplied to that area and by the availability of products and the cost of transportation to that area from distant refineries.

Seasonality

              Our business is directly affected by the level of supply and demand for crude oil and refined petroleum products in the markets served by our assets. However, many effects of seasonality on our revenue will be substantially mitigated as a result of the operating partnership's fee-based commercial agreement with Refining that includes minimum volume commitments. We believe that we will experience our lowest utilization when weather conditions, such as heavy snow, are least favorable for efficient operation of our crude oil rail unloading terminal, railroads and crude oil rail loading terminals in producing areas such as the Bakken.

Employees

              We are managed and operated by the board of directors and executive officers of our general partner. All of our executive management personnel will be employees of our parent and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. We have access to employees of our general partner and its affiliates, including our parent and Refining. Under the services and secondment agreement entered into on                  , 2014, our general partner uses employees of Refining to operate our assets, and Refining will be reimbursed for such employees. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 99 employees (including seconded employees) performing services for our operations. The services and secondment agreement also addresses our payment of an annual fee to our parent of initially $3.0 million for the provision of various centralized administrative services and our and the operating partnership's reimbursement to our parent and Refining, respectively, for direct or allocated costs and expenses incurred by them on our behalf relating to certain corporate, maintenance, operating and administrative services. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement."

Safety and Maintenance Regulation

              We perform preventive and normal maintenance on all of our assets, and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those assets in accordance with applicable laws and regulations.

              Our crude oil rail unloading terminal has response plans, spill prevention, control and countermeasure plans, and other programs to respond to emergencies. We continually strive to maintain compliance with applicable air, solid waste, and wastewater regulations.

Environmental Regulation

General

              Our operations are subject to complex and frequently-changing federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe they do not affect our competitive position, as the operations of our competitors are similarly affected. Violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state and local levels, and the legislative and regulatory trend has been to place increasingly stringent limitations on activities that may affect the environment.

              There are also risks of accidental releases into the environment associated with our operations, such as releases of crude oil or hazardous substances from our storage facilities. To the extent an event is not covered by our insurance policies, such accidental releases could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

Air Emissions

              Our operations are subject to and affected by the federal Clean Air Act, as amended, and its implementing regulations, as well as comparable state and local statutes and regulations. Our operations are subject to the federal Clean Air Act's permitting requirements and related emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain regulated substances. We are currently required to obtain and maintain various construction and operating permits under the federal Clean Air Act, and have incurred substantial capital expenditures to maintain compliance with all applicable federal and state laws regarding air emissions. We may nonetheless be required to incur additional capital expenditures in the near future for the installation of certain air pollution control devices at our petroleum operations when regulations change or we add new equipment or modify our existing equipment.

              Our customers are also subject to, and similarly affected by, environmental regulations restricting air emissions. These include federal and state actions to develop programs for the reduction of greenhouse gas ("GHG") emissions as well as proposals to create a cap-and-trade system that would require companies to purchase carbon dioxide ("CO2") emission allowances for emissions at manufacturing facilities and emissions caused by the use of the fuels sold. In addition, the U.S. Environmental Protection Agency ("EPA") has indicated that it intends to regulate CO2 emissions. As a result of these regulations, our customers could be required to undertake significant capital expenditures, operate at reduced levels, and/or pay significant penalties. It is uncertain what our customers' responses to these emerging issues will be. Those responses could reduce throughput in our terminals, and impact our cash flows and ability to make distributions or satisfy debt obligations.

              In May 2014, EPA issued a proposed rule that would impose additional requirements on storage tanks, flares, and coking units at petroleum refineries. The proposed rule is the result of EPA's review of its maximum achievable control technology standards, which apply to petroleum refineries under EPA's National Emission Standards for Hazardous Air Pollutants program. EPA is also proposing to eliminate exceptions to emission limits during periods of startup, shutdown, and malfunction and to require fenceline monitoring for benzene emissions. The proposed fenceline monitoring requirement may lead to corrective action measures, including the installation of additional pollution controls, even if the refinery is otherwise in compliance with its air emissions permits. While the proposed rule does not affect our operations directly, any finalized rule could have an adverse impact on Refining (such as increased operating costs, requirements to install additional pollution controls, or other material impacts), which could reduce demand for our services. Decreased demand for our services may have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Climate Change

              Following its 2009 "endangerment finding" that GHG emissions pose a threat to public health and welfare, the EPA has begun to regulate GHG emissions under the authority granted to it by the federal Clean Air Act. Various regulatory and legislative measures to address GHG emissions (including CO2 and methane) are in different phases of implementation or discussion. For instance, in October 2009, the EPA finalized a rule requiring certain large emitters of GHGs to inventory and report their GHG emissions to the EPA. Our operations are not subject to those GHG reporting requirements.

              At the federal legislative level, Congressional passage of legislation adopting some form of federal mandatory GHG emission reduction, such as a nationwide cap-and-trade program, does not appear likely at this time, although it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency. A number of states have adopted measures to reduce CO2 and other GHG emissions, including statewide GHG inventories and regional GHG cap-and-trade initiatives.

              Alternatively, the EPA may take further steps to regulate GHG emissions. The implementation of EPA regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any current or future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for our customers, thereby potentially decreasing demand for our services. Decreased demand for our services may have a material adverse effect on our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders.

Waste Management and Related Liabilities

              To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed.

              CERCLA.    The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund") and comparable state laws impose liability without regard to fault or to the legality of the original conduct on certain classes of persons regarding the presence or release of a "hazardous substance" in (or into) the environment. Those persons include the former and present owner or operator of the site where the release occurred and the transporters and generators of the hazardous substance found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances, and for damages to natural resources. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of ordinary operations, we may handle waste that falls within CERCLA's definition of a "hazardous substance" and, as a result, we may be liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. Costs for any such remedial actions, as well as any related claims, could have a material adverse effect on our maintenance capital expenditures and operating expenses to the extent not covered by an indemnity from Refining.

              We believe that, by operation of the Environmental Agreements, neither we nor our affiliates have any environmental liabilities relating to events prior to PES' acquisition of the Philadelphia refinery complex. Sunoco, Inc. has also provided an indemnity for environmental conditions existing at the time of PES' acquisition of the Philadelphia refinery complex. Pursuant to our omnibus agreement, Refining will indemnify us and will fund all of the costs of required remedial action for our known historical and legacy spills and releases and, subject to a deductible of $50,000 per claim, for spills and releases, if any, existing but unknown at the time of closing of this offering to the extent such existing but unknown spills and releases are identified within five years after closing of this offering.

              Hydrocarbon wastes.    We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although Refining has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other waste may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, the Resource Conservation and Recovery Act ("RCRA"), and comparable state laws. These laws generally provide that owners and operators may be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater), or to perform remedial operations to prevent future contamination. However, as discussed above, when PES acquired the Philadelphia refinery complex, affiliates of our parent entered into the Environmental Agreements. We have not been identified by any state or federal agency as a Potentially Responsible Party under CERCLA in connection with the transport and/or disposal of any waste products to third-party disposal sites.

              Indemnity under the omnibus agreement.    Under the omnibus agreement, Refining will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of the assets contributed to the operating partnership by our parent (which excludes the real property on which the rail unloading facility is located that we lease from an affiliate) and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering, and will be subject to a deductible of $50,000 per claim before we are entitled to indemnification for losses incurred. For purposes of calculating the deductible, a "claim" will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which Refining will indemnify us under the omnibus agreement once we meet the deductible, if applicable. We will not be indemnified for any future spills or releases of hydrocarbons or hazardous materials at our facilities, nor for any other environmental liabilities resulting from our own operations. In addition, we have agreed to indemnify Refining for events and conditions associated with the ownership or operation of our assets due to occurrences after the closing of this offering and for environmental liabilities related to our assets to the extent Refining is not required to indemnify us for such liabilities. Liabilities for which we will indemnify Refining pursuant to the omnibus agreement are not subject to a deductible before Refining is entitled to indemnification. There is no limit on the amount for which we will indemnify Refining under the omnibus agreement. As a result, we may incur such expenses in the future, which may be substantial. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement."

              Other agreements.    When PES acquired the Philadelphia refinery complex, several agreements were reached that limit our responsibility for historical and legacy environmental contamination relating to the refinery complex. As an affiliate of PES and Refining, we benefit from various covenants not to sue provided by the governmental authorities that are party to the Environmental Agreements relating to certain identified contamination and/or any pre-existing contamination associated with refining or related operations at the Philadelphia refinery complex released prior to our affiliates' period of ownership. These covenants not to sue may be extended to subsidiaries or affiliates of PES and Refining, such as us. Additionally, pursuant to the July 2, 2012 Refining and Contribution Agreement by and among PES, Carlyle, and Sunoco, Inc., Sunoco, Inc. has agreed to indemnify, defend, and hold us harmless with respect to certain excluded liabilities, which include all liabilities associated with historical and legacy environmental contamination.

Water

              Our operations can result in the discharge of regulated substances, including crude oil, refined products, or natural gas liquids. The federal Water Pollution Control Act of 1972 ("Clean Water Act") and comparable state laws impose restrictions and strict controls regarding the discharge of regulated substances into state waters or waters of the United States. Where applicable, any discharges resulting from our operations are appropriately permitted.

              The Oil Pollution Act of 1990 ("OPA-90") and similar state laws subject owners of covered facilities to strict joint and potentially unlimited liability for removal costs and other consequences of a release of oil, where the release is into navigable waters, along shorelines or in the exclusive economic zone of the United States. These laws impose regulatory burdens on our operations. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require containment to mitigate or prevent contamination of navigable waters in the event of an oil overflow, rupture, or leak. For example, the Clean Water Act requires us to maintain Spill Prevention Control and Countermeasure ("SPCC") plans at many of our facilities. We have implemented systems to oversee our compliance efforts.

              In addition, the transportation and storage of crude oil and products over and adjacent to water involves risk and subjects us to the provisions of OPA-90 and related state requirements. Among other requirements, OPA-90 requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, OPA-90 requires the responsible company to pay resulting removal costs and damages. OPA-90 also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by OPA-90 and we have established SPCC plans for facilities subject to Clean Water Act SPCC requirements.

              Construction or maintenance of our terminals and storage facilities may impact wetlands, which are also regulated under the Clean Water Act by the EPA and the U.S. Army Corps of Engineers.

Endangered Species Act

              The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of our facilities are in areas that could be designated as habitat for endangered species, we believe that we are in substantial compliance with the Endangered Species Act. However, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area.

Rail Safety

              We receive crude oil transported by railcar, and generate the majority of our revenue from providing crude oil rail-terminaling services. We do not own any railcars or operate the railroads on which crude-oil-carrying railcars are transported. Accordingly, our suppliers are subject to regulations governing railcar design and manufacture, and increasingly stringent regulations pertaining to the shipment of crude oil by rail.

              Recent high-profile accidents in Quebec, North Dakota and Virginia in July 2013, December 2013 and April 2014, respectively, have raised concerns about the environmental and safety risks associated with crude oil transport by rail, and the associated risks arising from railcar design. In August 2013, the U.S. Department of Transportation ("DOT") Federal Railroad Administration ("FRA") issued both an Action Plan for Hazardous Materials Safety, and an emergency order imposing new standards on railroads for properly securing rolling equipment. In August 2013, the FRA and the DOT Pipeline Hazardous Materials Safety Administration ("PHMSA") began conducting inspections of crude-oil-carrying railcars from the Bakken formation to make sure cargo is properly identified to railroads and emergency responders. In November 2013, the rail industry called on the PHMSA to require that tank cars used to transport flammable liquids, including crude oil, be retrofitted with enhanced safety features or be phased-out. In January 2014, the DOT (including the PHMSA and FRA) met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire and explosions. As a result of those meetings, the DOT and rail industry agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, modifying routes to avoid such high-risk areas, increasing the frequency of track inspections, adding more brakes on trains, and improving the training of certain emergency responders. On February 25, 2014, the DOT issued another emergency order, immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories, effectively mandating that crude oil be transported in more robust tank cars. On May 7, 2014, the DOT issued another emergency order, immediately requiring railroads operating trains carrying more than 1 million gallons of Bakken crude oil to notify State Emergency Response Commissions ("SERCs") regarding the estimated volume, frequency, and transportation route of those shipments. Also on May 7, 2014, the FRA and PHMSA issued a joint Safety Advisory to the rail industry advising those shipping or offering Bakken crude oil to use tank car designs with the highest available level of integrity, and to avoid using older legacy DOT Specification 111 or CTC 111 tank cars. On May 20, 2014, PHMSA announced that it has completed, in consultation with the FRA, a comprehensive draft rulemaking addressing operational and safety issues tied to the rail transport of hazardous materials, including crude oil. That rule has been passed to the Office of Management and Budget for review.

              The adoption of additional federal, state, or local laws or regulations, including any voluntary measures by the rail industry regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our business by increasing compliance costs and decreasing demand for our services, which could adversely affect our financial position and cash flows. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, could adversely impact our suppliers' ability to move their product and, as a result, could affect our business.

Pipeline Safety

              The pipelines that we own and that connect to our terminal are subject to increasingly strict safety laws and regulations. The transportation and storage of crude oil and refined petroleum products involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The DOT has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our assets. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and necessary maintenance or repairs. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

              Pipeline safety of certain crude oil pipelines is regulated by the DOT under the Hazardous Liquid Pipeline Safety Act of 1979, also known as the HLPSA, as amended. The HLPSA delegated to DOT the authority to develop, prescribe, and enforce minimum federal safety standards for the transportation of hazardous liquids by pipeline. Congress also enacted the Pipeline Safety Act of 1992, also known as the PSA, which added the environment to the list of statutory factors that must be considered in establishing safety standards for hazardous liquid pipelines and mandated that regulations be issued to establish criteria for operators to use in identifying and inspecting pipelines located in High Consequence Areas ("HCAs"), defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. Our facilities are located in an HCA. In 1996, Congress enacted the Accountable Pipeline Safety and Partnership Act, also known as the APSPA, which limited the operator identification requirement mandate to pipelines that cross a waterway where a substantial likelihood of commercial navigation exists, required that certain areas where a pipeline rupture would likely cause permanent or long-term environmental damage be considered in determining whether an area is unusually sensitive to environmental damage, and mandated that regulations be issued for the qualification and testing of certain pipeline personnel. In the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006, also known as the PIPES Act, Congress required mandatory inspections for certain U.S. crude oil and natural gas transmission pipelines in HCAs and mandated that regulations be issued for low-stress hazardous liquid pipelines and pipeline control room management. DOT also received authority through to the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011, which reauthorized funding for federal pipeline safety programs through 2015, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines, and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines.

              PHMSA administers compliance with these statutes and has promulgated comprehensive safety standards and regulations for the transportation of hazardous liquid by pipeline. On October 18, 2010, PHMSA issued an advance notice of proposed rulemaking on a range of topics relating to the safety of crude oil and other hazardous liquids pipelines. Among other items, the advance notice of proposed rulemaking requested comment on whether to extend regulation to certain pipelines currently exempt from federal safety regulations; whether to extend integrity management regulations to additional pipelines or to include additional pipelines in high consequence areas; and whether to require emergency flow-restricting devices and revise valve spacing requirements for new or existing pipelines. PHMSA has not yet taken further action on the issues raised in the advance notice of proposed rulemaking. We do not anticipate that we would be impacted by these regulatory initiatives to any greater degree than other similarly-situated competitors. In addition, PHMSA recently published an advisory bulletin providing guidance on verification of records related to pipeline maximum allowable operating pressure. We have performed in line inspection and/or hydro-tests of our facilities to confirm the maximum allowable operating pressure and do not expect that any final rulemaking by PHMSA regarding verification of maximum allowable operating pressure would materially affect our operations or revenue.

              We monitor the structural integrity of our pipelines through a program of periodic internal assessments using high resolution internal inspection tools, as well as hydrostatic testing and direct assessment that conforms to federal standards. We accompany these assessments with a review of the data and repair anomalies, as required, to ensure the integrity of the pipeline. We then utilize sophisticated risk algorithms and a comprehensive data integration effort to ensure that the highest risk pipelines receive the highest priority for scheduling subsequent integrity assessments. We use external coatings and impressed current cathodic protection systems to protect against external corrosion. We continually monitor, test, and record the effectiveness of these corrosion inhibiting systems.

Employee Safety

              We are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Security

              We are also subject to Department of Homeland Security (the "DHS") Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities, and to the Transportation Security Administration's Pipeline Security Guidelines. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.

              While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the DHS, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.

Insurance

              Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. While we intend to secure our own insurance policies, initially we will be insured under the property, liability and business interruption policies of Refining, subject to customary deductibles and limits under those policies. These insurance policies do not cover every potential risk associated with our operating facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices.

Legal Proceedings

              We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Management of PES Logistics Partners, L.P.

              We are managed by the directors and executive officers of our general partner, PES Logistics GP. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Our parent directly owns all of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

              Following the closing of this offering, we expect that our general partner will have at least    directors. Our parent will appoint all members to the board of directors of our general partner. In accordance with the NYSE's phase-in rules, we will have at least one independent director on the date that our common units are first listed on the NYSE and three independent directors within one year of that date.

              Our general partner has the primary responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by our parent or others. In addition, pursuant to the services and secondment agreement, certain of Refining's employees are seconded to our general partner to provide operational and maintenance services with respect to the rail unloading terminal. All of the personnel who conduct our business are employed by or contracted by our general partner and its affiliates, including our parent and Refining. Immediately after the closing of this offering, we expect that our general partner and its affiliates will have approximately 76 employees (including seconded employees) performing services for our operations.

Director Independence

              Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

Committees of the Board of Directors

              The board of directors of our general partner will have an audit committee and a conflicts committee and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

              Our general partner will have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our general partner initially may rely on the phase-in rules of the NYSE and the SEC with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the

NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

Conflicts Committee

              At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

Directors and Executive Officers of PES Logistics GP, LLC

              Directors are elected by the sole member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors of our general partner. The following table shows information for the directors, director nominees and executive officers of PES Logistics GP upon the consummation of this offering.

Name	Age	Position with PES Logistics GP, LLC
Philip L. Rinaldi	67	Chairman of the Board
Michael J. Colavita	54	Chief Executive Officer
James T. Rens	48	Chief Financial Officer
Gregory G. Gatta	38	Executive Vice President and Chief Operating Officer
John B. McShane	52	Secretary and General Counsel
		Director
		Director
		Director
		Director
		Director
		Director

              Philip L. Rinaldi.    Mr. Rinaldi became the Chairman of the Board of our general partner on                        , 2014. Mr. Rinaldi has also been the Chief Executive Officer of Philadelphia Energy Solutions since its inception in September 2012. He, in conjunction with The Carlyle Group, devoted the previous year to developing the business plan and acquisition strategy that led to the acquisition of the Point Breeze and Girard Point refineries that form the core assets of PES. From 2011 until the end of 2013, Mr. Rinaldi also served on the Board of TexOak Energy, another Carlyle portfolio company. Mr. Rinaldi has been Chairman of the Board of Overseers at New Jersey Institute of Technology since 2009. Mr. Rinaldi was the founding CEO of Coffeyville Resources and served in that position until successfully selling the business to Goldman Sachs and Kelso. Mr. Rinaldi's career has focused on entrepreneurial reworking of energy, chemical and natural resource businesses such as Coffeyville Resources, Seminole Fertilizers, Mulberry Corporation, National Zinc, and Tosco Corporation. Mr. Rinaldi earned his Bachelor of Science and Master of Science in chemical engineering from New Jersey Institute of Technology. We believe that Mr. Rinaldi's experience as Chief Executive Officer of our parent as well as his extensive industry, leadership and business experience makes him well suited to be Chairman of the Board of our general partner.

              Michael J. Colavita.    Mr. Colavita became Chief Executive Officer of our general partner in July 2014. Prior to his appointment with our general partner, Mr. Colavita was the Chief Compliance Officer of our parent from July 2013 to July 2014. Mr. Colavita spent more than 30 years in the energy industry with Sunoco in a variety of positions, including Chief Financial Officer from February 2012 to March 2013, Vice President of Finance for the Refining and Chemicals businesses from November 2009 to January 2012, Treasurer from November 2008 to November 2009, Director of Finance for Sunoco Retail, Vice President of Business Development for Sun Coke Company, Director of Finance and Marketing for Puerto Rico Sun Oil Company, and Controller of Radnor Corporation. Mr. Colavita has a Bachelor of Science degree in accounting from Drexel University and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

              James T. Rens.    Mr. Rens became Chief Financial Officer of our general partner in July 2014. Mr. Rens has also been Chief Financial Officer of our parent since September 2012 and consulted for The Carlyle Group regarding the acquisition beginning in June 2012. Mr. Rens is a veteran executive with over 25 years' experience in the energy and agricultural industries, both domestic and internationally. Mr. Rens served as Chief Financial Officer for Executive AirShare from June 2010 to June 2012. Mr. Rens pursed private investments, including the acquisition of Dakota Gulf Holdings in which he continues to hold an ownership interest, from May 2009 until June 2012. He also served as Chief Financial Officer and Treasurer of CVR Energy, it affiliates and predecessors from November 2003 to May 2009. Mr. Rens has a Bachelor of Science degree in accounting from Central Missouri State University.

              Gregory G. Gatta.    Mr. Gatta became the Executive Vice President and Chief Operating Officer of our general partner in July 2014. Mr. Gatta has also been the Chief Administrative Officer of our parent since July 2014 and, prior to that, had served as Senior Vice President of Project Finance and Chief of Staff of our parent since September 2012. Immediately prior to joining our parent, from September 2010 to August 2012, Mr. Gatta was the Managing Member of Blue Barn Partners, LLC, a private investment and advisory firm which he founded. Prior to Blue Barn, Mr. Gatta was an investment professional with various private investment firms, including Basso Capital Management, L.P., from July 2005 to August 2010, and Pegasus Capital Advisors, L.P., from November 1999 to July 2005, where he served on numerous corporate boards of directors. Mr. Gatta began his career with Chase Securities, Inc., the predecessor to JP Morgan Chase & Co, in global syndicated finance, structuring transactions for the firm's financial sponsor clients. Mr. Gatta graduated from Cornell University with a Bachelor of Science in biological sciences, and has a Master of Business Administration degree, with distinction, from The Samuel Curtis Johnson Graduate School of

Management at Cornell University, where he currently serves on the Dean's Leadership Council. Mr. Gatta is also a certified six sigma black belt.

              John B. McShane.    Mr. McShane became the Secretary and General Counsel of our general partner in July 2014. Mr. McShane has also been the General Counsel and Secretary of our parent since September 2012 and is responsible for oversight and management of the company's legal affairs. Prior to joining our parent, from March 2002 to November 2011, Mr. McShane served as Executive Vice President and General Counsel of Global Crossing Limited, a global communications company and as chairman of the company's United Kingdom-based subsidiary from June 2007 to November 2011. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions at Simpson Thacher & Bartlett from 1987 through 1996 and as Senior Counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on project financing and the representation of major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities. Mr. McShane holds a JD, cum laude, from Harvard Law School and a BA in liberal arts from St. John's College.

Board Leadership Structure

              The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by our parent. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

              Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Compensation of Our Officers and Directors

              We and our general partner were formed in June 2014 and did not pay or accrue any obligations with respect to compensation for directors or officers for the 2013 fiscal year or for any prior period. In addition, we do not directly employ any of the persons responsible for managing our business. Instead, our general partner, under the direction of its board of directors (the "Board") is responsible for managing our operations and for obtaining the services of the employees that operate our business.

              The compensation payable to the officers of our general partner, who are employees of our parent or its affiliates, is paid by our parent or its affiliates. Prior to the completion of this offering, we, our general partner and the operating partnership will enter into a services and secondment agreement with our parent and Refining pursuant to which, among other matters:

  •
  Our parent and its affiliates will make available to our general partner the services of the employees who will serve as the executive officers of our general partner; and

  •
  Our general partner will be obligated to reimburse our parent or its applicable affiliate for a specified portion of the costs that our parent or such affiliate incurs in providing compensation and benefits to such employees of our parent or such affiliate.

              For 2013 and all prior periods, no amounts of compensation for our executive officers were separately allocated to our business. After completion of this offering, we expect that our executive officers will continue to perform services unrelated to our business for our parent and its affiliates and that, except with respect to any awards that may be granted to our executive officers under our Long-Term Incentive Plan, which is described below, our executive officers will not receive any separate amounts of compensation for their services to us or our general partner. We currently expect each of our executive officers will devote substantially less than a majority of his working time to matters relating to our business. As a result, we do not currently believe the compensation that our executive officers receive in relation to the services they perform for us would comprise a material amount of their total compensation.

    Compensation of Our Directors

              In connection with this offering, our general partner intends to adopt a director compensation policy pursuant to which directors who are not officers, employees or paid consultants or advisors of us or our general partner may receive a combination of cash and restricted common unit grants as compensation for attending meetings of the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers, employees or paid consultants or advisors of us or our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

    Our Long-Term Incentive Plan

              Our general partner intends to adopt the PES Logistics Partners, L.P. 2014 Long-Term Incentive Plan (the "LTIP"), for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by the board of directors of our general partner or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP. In addition, this summary does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, which will be filed as an exhibit to this registration statement.

              General.    The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to    common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

              Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

              Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

              Distribution Equivalent Rights.    The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

              Unit Options and Unit Appreciation Rights.    The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

              Unit Awards.    Awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability, as the administrator of the LTIP may establish.

              Profits Interest Units.    Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

              Other Unit-Based Awards.    The LTIP may also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant's continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the plan administrator may determine.

              Source of Common Units.    Common units to be delivered with respect to awards may be newly issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

              Anti-Dilution Adjustments and Change in Control.    If an "equity restructuring" event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the LTIP with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event and will adjust the number and type of units with respect to which future awards may be granted under the LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

              Termination of Service.    The consequences of the termination of a grantee's employment, membership on our general partner's board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

              Amendment or Termination of Long-Term Incentive Plan.    The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of                    common units and                    subordinated units outstanding immediately following this offering.

              The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through the directed unit program described under "Underwriting—Directed Unit Program."

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated units to be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to be Beneficially Owned
		%		%	%
PES Holdings, LLC(2)
Directors/Named Executive Officers
Philip L. Rinaldi

Michael J. Colavita
James T. Rens
Gregory G. Gatta
John B. McShane
All Directors, Director Nominees and Executive Officers as a group ( persons)

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 1735 Market Street, 10th Floor, Philadelphia, Pennsylvania 19103.

(2)
Our parent is managed by a nine person board of directors consisting of David W. Albert, Rodney S. Cohen, David M. Marchick, David A. Stonehill, Robert W. Owens, Michael J. Hennigan, Phillip J. Rinaldi, David M. Ritter and Gregory C. King. Philadelphia Energy Solutions LLC, or PES, is the sole member of our parent and operates and controls all of our parent's business and affairs. PES is owned by members of its management, Carlyle PES, L.L.C. and PES Equity Holdings, LLC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              After this offering, our parent will own                common units and                subordinated units, representing a         % limited partner interest in us. If the underwriters' option to purchase additional common units is exercised in full, our parent will own                common units and                 subordinated units, representing a        % limited partner interest in us. In addition, our general partner will own a non-economic general partner interest and all the incentive distribution rights in us.

Distributions and Payments to Our General Partner and Its Affiliates

              The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of PES Logistics Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

              In connection with this offering, our parent's limited partner interest in us will be converted into                common units (or                 common units if the underwriters' option to purchase additional common units is exercised in full) and                subordinated units. We will also issue to our general partner all of our incentive distribution rights.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions to the unitholders, pro rata, including our parent, as holder of an aggregate of common units and subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $            million on their common units and subordinated units (or $            million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified in the services and secondment agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement.

Under our services and secondment agreement, our general partner will make payments to Refining for wages, benefits and other costs of Refining employees seconded to our general partner to perform operational and maintenance services with respect to the rail unloading terminal. Additionally, we will reimburse our parent for expenses incurred by our parent and its affiliates in providing certain general and administrative services to us, including the provision of executive management services by certain officers of our general partner. We will also reimburse our parent for any additional out-of-pocket costs and expenses incurred by our parent and its affiliates in providing general and administrative services to us, and the operating partnership will reimburse Refining for various maintenance, operating and administrative services relating to the rail unloading terminal. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "—Agreements Governing the Transactions—Services and Secondment Agreement" below and "Management—Compensation of Our Officers and Directors."

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, for an amount equal to the fair market value of such interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

              We and other parties will enter into the various agreements that will effect the transactions in connection with this offering. While not the result of arm's-length negotiations, we believe the terms of all of our initial agreements with our parent and its affiliates will be, and specifically intend the rates to be, generally no less favorable to any party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

              Upon the closing of this offering, we will enter into an omnibus agreement with our parent, Refining, our general partner and the operating partnership that will address the following matters:

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  our option to acquire the NGL rail terminal from Refining;

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  our right of first offer to acquire our parent's limited partner interest in the operating partnership;

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  our right of first offer to acquire certain logistics assets that Refining has retained or may construct in the future;

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  our parent's obligation to reimburse us for certain operational failures of the contributed assets for a period of five years after the closing of this offering.

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  a license to use the PES trademark and name; and

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  an indemnity by our parent and certain of its subsidiaries for certain environmental and other liabilities, and our obligation to indemnify our parent and its subsidiaries for events and conditions associated with the operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent our parent is not required to indemnify us.

If Carlyle or its affiliates (other than our general partner, us or any of our subsidiaries) cease to control Refining (a "Refining change of control") or Carlyle or its affiliates (other than Refining and its subsidiaries or our general partner, us or any of our subsidiaries) cease to control our general partner (a "Partnership change of control"), then either our parent, Refining or we may terminate the omnibus agreement; provided, however, that (i) the indemnification obligations of the parties will survive in accordance with their respective terms; (ii) in the case of a termination upon a Refining change of control, our right of first offer with respect to our parent's limited partner interest in the operating partnership will survive in accordance with its terms and (iii) our parent's obligation to reimburse us for certain operational failures will survive in accordance with its terms.

              Option to Acquire NGL Rail Terminal.    Refining has agreed to purchase the NGL rail terminal, which is currently under construction by a third party and expected to be completed in fourth quarter 2014, on an installment sale basis over time. Refining has an option to accelerate this purchase and acquire the terminal upon its completion at a pre-determined price. Refining has agreed to allow us to cause Refining to exercise this option and, upon such exercise, to acquire the NGL rail terminal and associated real estate rights from Refining at the net book value of such assets as of the closing date of the acquisition. Prior to causing Refining to exercise the option, we would negotiate a fee-based services agreement with Refining with respect to the use by Refining of the NGL rail terminal on agreed upon terms and enter into a services agreement upon the closing of the acquisition. This option to purchase will expire upon the earlier to occur of (i) ten years following the closing of this offering; (ii) a Partnership change of control or (iii) a Refining change of control.

              Rights of First Offer.    Under the omnibus agreement, if our parent decides to sell, transfer or otherwise dispose of its interest in the operating partnership (other than (i) to an affiliate who agrees to be bound by the right of first offer or (ii) in connection with the foreclosure on such asset by any lenders under any credit arrangements of our parent), our parent will provide us with the opportunity to make the first offer to it. Our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner. This right of first offer will expire upon the earlier to occur of (i) ten years following the closing of this offering and (ii) a Partnership change of control.

              In addition, if Refining decides to sell, transfer or otherwise dispose of any asset described under "Business—Growth Opportunities" (other than (i) to an affiliate who agrees to be bound by the right of first offer or (ii) in connection with the foreclosure on such asset by any lenders under any credit arrangements of Refining), Refining will provide us with the opportunity to make the first offer to it. In any case, our decision to make any offer will require the approval of the conflicts committee of the board of directors of our general partner. This right of first offer will expire upon the earlier to occur of (i) ten years following the closing of this offering; (ii) a Partnership change of control or (iii) a Refining change of control.

              The consummation and timing of any acquisition by us of the assets covered by our rights of first offer will depend on, among other things, our parent's or Refining's decision to sell an asset covered by our rights of first offer, our ability to reach an agreement with our parent or Refining, as applicable, on price and other terms and our ability to obtain financing on acceptable terms. Accordingly, we can provide no assurance whether, when or on what terms we will be able to successfully consummate any future acquisitions pursuant to our rights of first offer, and neither our parent nor Refining is under any obligation to accept any offer that we may choose to make.

              Reimbursement of Maintenance Capital and Other Expenditures.    Our parent has agreed to reimburse our operating partnership for any costs up to $20.0 million per event (net of any insurance recoveries) that it incurs for repairs required due to the failure of any contributed asset to operate in substantially the same manner and condition as such asset was operating prior to the closing of this offering during the first five years after the closing of this offering.

              Name and Trademark.    Under the omnibus agreement, our parent and Refining will grant us a license to use the PES trademark and names. We will agree to use commercially reasonable efforts to cooperate with our parent and its affiliates, including Refining, in the defense and conservation of the names and trademarks which our parent and Refining will grant us permission to use under the omnibus agreement, and we will agree to use such names and trademarks in accordance with such quality standards established by our parent and Refining and communicated to us from time to time. We will also agree to use best efforts to act and operate in a manner consistent with good business ethics, and in a manner that will not reflect poorly on the goodwill and reputation of our parent, its affiliates, including Refining, and us.

              Our parent and Refining will agree to use commercially reasonable efforts to cooperate with us in the defense and conservation of the names and trademarks which our parent and Refining will grant us a license to use under the omnibus agreement and agree to cooperate with us in maintaining the trademarks in due force and duly registered. Our parent and Refining will also agree to defend, indemnify, and hold us harmless from and against any losses suffered or incurred by us arising from (i) claims or causes of action brought by any third party alleging that our use of the names and trademarks which use is granted to us violates any law, statute or rule, or infringes, dilutes, misappropriates or otherwise violates the intellectual property rights of such third-party, and (ii) invalidity or unenforceability of any right with respect to the names and trademarks which use is granted to us.

              Indemnification.    Under the omnibus agreement, Holdings will indemnify us for all known and certain unknown environmental liabilities that are associated with the ownership or operation of the assets contributed to the operating partnership by our parent (which excludes the real property on which the rail unloading facility is located that we lease from an affiliate) and due to occurrences on or before the closing of this offering. Indemnification for any unknown environmental liabilities will be limited to liabilities due to occurrences on or before the closing of this offering and identified prior to the fifth anniversary of the closing of this offering, and will be subject to a deductible of $50,000 per claim before we are entitled to indemnification. For purposes of calculating the deductible, a "claim" will include all liabilities that arise from a discrete act or event. There is no limit on the amount for which our parent will indemnify us under the omnibus agreement once we meet the deductible, if applicable. Our parent will also indemnify us for failure to obtain certain consents, licenses and permits necessary to conduct our business, including the cost of curing any such condition, in each case that are identified prior to the fifth anniversary of the closing of this offering.

              Our parent will also indemnify us for liabilities relating to:

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  the consummation of the transactions contemplated by the contribution agreement pursuant to which our parent contributed the rail unloading facility to the operating partnership or events or conditions associated with the ownership or operation of the rail unloading facility occurring before the closing of this offering (other than environmental liabilities) and that are asserted prior to the fifth anniversary of the closing of this offering;

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  litigation matters attributable to the ownership or operation of the assets contributed to the operating partnership by our parent prior to the closing of this offering, which will be subject to an aggregate deductible of $200,000 before we are entitled to indemnification (other than currently pending legal actions, which are not subject to a deductible), and that are asserted prior to the fifth anniversary of the closing of this offering;

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  events and conditions associated with any assets retained by our parent; and

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  all tax liabilities attributable to the ownership or operation of the assets contributed to the operating partnership by our parent arising prior to the closing of this offering or otherwise related to our parent's contribution of those assets to the operating partnership in connection with this offering that are asserted prior to the expiration of the applicable statute of limitations.

              We have agreed to indemnify our parent for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering and for environmental liabilities related to our assets to the extent our parent is not required to indemnify us as described above. There is no limit on the amount for which we will indemnify our parent under the omnibus agreement.

Services and Secondment Agreement

              In connection with our formation and other related transactions on                         , 2014, we, our general partner and the operating partnership entered into a services and secondment agreement with our parent and Refining setting forth the services and secondment arrangements described below.

              Secondment.    Refining has agreed to second certain employees to our general partner to provide operational and maintenance services with respect to the rail unloading terminal, including routine operational and maintenance activities. During their period of secondment to our general partner, the seconded employees will be under the management and supervision of our general partner.

              Our general partner will reimburse Refining for the cost of the seconded employees, including their wages and benefits. If a seconded employee does not devote 100% of his or her time to providing services to our general partner, our general partner will reimburse Refining for only a prorated portion of such employee's overall wages and benefits, based on the percentage of the employee's time spent working for our operating partnership. Refining will bill our general partner monthly in arrears for services provided during the prior month, and payment shall be due within 10 days of our general partner's receipt of the invoice.

              Payment of Administrative Fee and Reimbursement.    We will pay our parent an annual administrative fee, initially in the amount of $3.0 million per year (prorated for the first month of services), payable in equal monthly installments, for the provision of various centralized corporate services for our benefit, including compensation of our chief executive officer, executive management services of PES's employees who devote less than 50% of their time to our business, financial and administrative services (including treasury and accounting), information technology services, legal services, health, safety and environmental services, human resources services, business development services, investor relations and government relations, tax matters and insurance administration. We will also reimburse our parent and its affiliates for all other direct or allocated costs and expenses incurred by our parent and its affiliates on our behalf. The fee and reimbursement will be in addition to reimbursement of our general partner and its affiliates for certain costs and expenses incurred on our behalf for managing and controlling our business and operations as required by our partnership agreement. The services and secondment agreement provides that the administrative fee may be adjusted annually, commencing on the second year following this offering, by a percentage equal to the change in the PPI or to reflect any increase or decrease in the cost of providing such services to us due to changes in any law, rule or regulation applicable to us, our parent or Refining. In addition, our general partner may agree on our behalf to increases in the administrative fee in connection with expansions of our operations through the acquisition or construction of new assets or businesses. Please read "Risk Factors—Risks Related to an Investment in Us" and "Conflicts of Interest and Duties—Conflicts of Interest."

              Reimbursement for Maintenance, Operating and Administrative Services.    Under the services and secondment agreement, the operating partnership will reimburse Refining for the provision of certain maintenance, operating and administrative services to us in support of the rail unloading facility, including routine and emergency maintenance and repair services, routine operational activities, routine administrative services, construction and related services and such other services as the operating partnership and Refining may mutually agree upon from time to time. Additionally, notwithstanding a termination of the services and secondment agreement, Refining has agreed to continue providing the operating partnership certain services, including utility, waste water treatment and fire water services, for a specified transition period, and after such period, the operating partnership and Refining will use commercially reasonable efforts to agree to the terms on which Refining will provide such services to the operating partnership.

              Under the agreement, our parent and Refining will indemnify us from any claims, losses or liabilities incurred by us, including third-party claims, arising from their performance of the agreement; provided, however, our parent and Refining will not be obligated to indemnify us for any claims, losses or liabilities arising out of our gross negligence, bad faith or reckless disregard with respect to any services provided under the agreement.

              Term and Termination.    The services and secondment agreement has an initial term of 10 years and will automatically extend for successive renewal terms of five years each, unless terminated by either party upon at least 30 days' prior written notice before the end of the initial term or any renewal term. In addition, our general partner may reduce the level of services under the agreement at any time and we may terminate the agreement at any time upon 30 days' prior written notice. The agreement may also be terminated by any party upon a Partnership change of control or a Refining change of control.

Commercial Agreement with Refining

              The operating partnership has entered into a ten-year, fee-based commercial agreement with Refining. Under this commercial agreement, the operating partnership will provide terminaling services to Refining, and Refining will commit to provide the operating partnership with minimum throughput volumes of crude oil. For more information about the operating partnership's commercial agreement with Refining, including Refining's ability to reduce or terminate its obligations in the event of a force majeure event that affects the operating partnership, please read "Management's Discussion and Analysis of Financial Condition—How We Generate Revenue" and "Business—Commercial Agreement with Refining."

Registration Rights Agreement

              In connection with the closing of this offering, we will enter into a registration rights agreement with our parent. Pursuant to the registration rights agreement, we may be required to register to register the sale of the common units and subordinated units issued to our parent and the common units issuable upon the conversion of the subordinated units upon request of our parent (the "Registrable Securities") in certain circumstances.

              Demand Registration Rights.    At any time after the closing of this offering, our parent has the right to require us by written notice to register the sale of a number of their Registrable Securities in an underwritten offering. We are required to provide notice of the request within 10 days following the receipt of such demand request to all additional holders of Registrable Securities, if any, who may, in certain circumstances, participate in the registration. We are not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is less than $                  . Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

              Piggy-back Registration Rights.    If, at any time, we propose to register an offering of our securities (subject to certain exceptions) for our own account, then we must give to our parent securities to allow it to include a specified number of Registrable Securities in that registration statement.

              Conditions and Limitations; Expenses.    The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Registrable Securities to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities shall cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which our parent's rights under the registration rights agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Procedures for Review, Approval and Ratification of Related Person Transactions

              The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

              The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

              The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

              Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our parent and Refining, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is in our best interests.

              Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. There is no requirement under our partnership agreement that our general partner seek the approval of the conflicts committee of the board of directors of our general partner or our unitholders for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict, the size and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek approval from the conflicts committee or our unitholders. Whenever the board of directors of our general partner makes a determination to refer or not to refer any potential conflict of interest to the conflicts committee for approval or to seek or not to seek unitholder approval, the general partner is acting in its individual capacity, which means that it may act free of any duty or obligation whatsoever to us or our unitholders and will not be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under applicable law. For a more detailed discussion of the duties applicable to our general partner, as well as the implied contractual covenant of good faith and fair dealing, please read "—Duties of the General Partner" below.

              Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

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  approved by the conflicts committee, which our partnership agreement defines as "special approval" although our general partner is not obligated to seek such approval; or

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  approved by the vote of the holders of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates although our general partner is not obligated to seek such approval.

              If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee or our unitholders and our general partner's board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors our general partner may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is in the best interests of the partnership or that the determination or other action meets the specified standard, for example, a transaction on terms no less favorable to us than those generally being provided to or available from unrelated third parties, or is "fair and reasonable" to us. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

              It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received "special approval" under our partnership agreement, the board of directors of our general partner could still determine that the resolution of the conflict of interest satisfied another standard under our partnership agreement, for example, that the resolution was on terms no less favorable to us than those generally being provided to or available from unrelated third parties or was fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read "Management—Management of PES Logistics Partners, L.P.—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

              Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including our parent and Refining, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

              Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including our parent and Refining, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

              Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers and directors and Refining. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, our parent and Refining may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as our parent, in resolving conflicts of interest.

              Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, and its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

              In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

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  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (1) how to allocate business opportunities among us and its other affiliates; (2) whether to exercise its limited call right; (3) how to exercise its voting rights with respect to the units it owns; (4) whether to sell or otherwise dispose of units or other partnership interests that it owns; (5) whether to elect to reset target distribution levels; (6) whether to consent to any merger or consolidation of the partnership or amendment to our partnership agreement; and (7) whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval;

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  provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

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  generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is "fair and reasonable" to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

              By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

              Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

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  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

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  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

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  the negotiation, execution and performance of any contracts, conveyances or other instruments;

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  the distribution of our cash;

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  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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  the maintenance of insurance for our benefit and the benefit of our partners;

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  the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

  •
  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

  •
  the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

  •
  the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

              Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow to unitholders or accelerate the right to convert subordinated units.

              The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

  •
  the amount and timing of asset purchases and sales;

  •
  cash expenditures;

  •
  borrowings;

  •
  the issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

              Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

              In addition, our general partner may use an amount, initially equal to $             million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

              In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  accelerating the expiration of the subordination period.

              For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make such distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

              Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating partnership and its subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

              We will reimburse our general partner and its affiliates, including our parent, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our services and secondment agreement also addresses our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read "Certain Relationships and Related Party Transactions."

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, are not and will not be the result of arm's-length negotiations.

              Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the closing of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to any party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

              Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

              Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner's limited call right.

              Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read "Our Partnership Agreement—Limited Call Right."

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

              Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

              The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

              Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

              We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Incentive Distribution Rights."

 Duties of the General Partner

              Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

              As permitted by the Delaware Act, our partnership agreement contains various provisions eliminating and replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner's ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be: (a) on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or (b) "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us). If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek approval from the conflicts committee of the board of directors of our general partner and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in clause (a) or (b) above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations that our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.
Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

              By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

              Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read "Our Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

              The common units and the subordinated units are separate classes of limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

Duties

                              will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

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  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

              Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

              There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

              The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

              By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

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  represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

  •
  gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

              Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

              We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

              Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

              Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

 OUR PARTNERSHIP AGREEMENT

              The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

              We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

  •
  with regard to the duties of, and standard of care applicable to, our general partner, please read "Conflicts of Interest and Duties";

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units"; and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material U.S. Federal Income Tax Consequences."

Organization and Duration

              Our partnership was organized on June 4, 2014, and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

              Our purpose, as set forth under the partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

              Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning, operating, developing and acquiring crude oil and refined petroleum product midstream assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

              Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Capital Contributions

              Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

 Voting Rights

              The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a "unit majority" require:

  •
  during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

  •
  after the subordination period, the approval of a majority of the outstanding common units.

              In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

Issuance of additional units	No approval rights.
Amendment of our partnership agreement

Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner

Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to                , 2024, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest	No approval right. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval right. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

 Limited Liability

              Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

  •
  to remove or replace our general partner;

  •
  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

              Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

              Our subsidiaries only conduct business in the State of Pennsylvania; however, we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of our operating partnership may require compliance with legal requirements in the jurisdictions in which our operating partnership conducts business, including qualifying our subsidiaries to do business there.

              Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

              Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

              It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

              In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

              Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase from us common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

              Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose or approve any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

              No amendment may be made that would, among other actions:

  •
  enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

  •
  enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

              The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program, our general partner and its affiliates will own        % of our total outstanding common units and subordinated units on an aggregate basis (or        % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No Unitholder Approval

              Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

  •
  a change in our name, the location of our principal office, our registered agent or our registered office;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  •
  a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

  •
  an amendment that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partnership interests;

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

  •
  a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

  •
  mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

  •
  any other amendments substantially similar to any of the matters described in the clauses above.

              In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

  •
  do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

              For any amendment of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

              In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

              A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

              In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

              If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

              We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  the entry of a decree of judicial dissolution of our partnership; or

  •
  there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

              Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

              Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

              Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                        , 2024, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                        , 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

              Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

              Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding common units purchased by directors, director nominees and executive officers of our general partner under our directed unit program, our general partner and its affiliates will own        % of our total outstanding common units and subordinated units on an aggregate basis (or        % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

              Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end, and all outstanding subordinated units will immediately and automatically convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

              In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the incentive distribution rights of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

              If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

              In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

              At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

              At any time, our parent and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

              At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

              Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove PES Logistics GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

 Limited Call Right

              If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

              The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

  •
  the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

              As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Common Units."

Non-Taxpaying Holders; Redemption

              To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

  •
  obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

  •
  permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

              If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

  •
  obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

  •
  permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

              Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

              Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

              Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

              By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

 Indemnification

              Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

  •
  any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

  •
  any person designated by our general partner because such person's status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries' business and affairs.

              Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

              Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner are not subject to any caps or other limits. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Services and Secondment Agreement."

Books and Reports

              Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both financial reporting and tax purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

              We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

              We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

              Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to such limited partner:

  •
  a current list of the name and last known address of each record holder;

  •
  copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

  •
  certain information regarding the status of our business and financial condition.

              Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

              Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests do not have rights to receive information from us or any of the persons we indemnify as described above under "—Indemnification" for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Registration Rights

              Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale—Our Partnership Agreement and Registration Rights."

              In addition, in connection with the completion of this offering, we expect to enter into a registration rights agreement with our parent. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to our parent and the common units issuable upon the conversion of the subordinated units upon request of our parent. In addition, the registration rights agreement gives our parent "piggyback" registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our parent and, in certain circumstances, to third parties. Please read "Units Eligible for Future Sale—Registration Rights Agreement."

Exclusive Forum

              Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

              After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of        common units and        subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

              The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by directors, director nominees and executive officers of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors, director nominees and executive officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the common units outstanding, which will equal approximately        units immediately after this offering; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

              At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

  •
  common units owned by our general partner and its affiliates; and

  •
  any units acquired by our general partner or any of its affiliates, including the directors, director nominees and executive officers of our general partner under the directed unit program.

              Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

              Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

              Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Registration Rights Agreement

              We will enter into a registration rights agreement with our parent pursuant to which we may be required to register the sale of the common units and subordinated units issued to our parent and the common units issuable upon the conversion of the subordinated units upon request of our parent (the "Registrable Securities"). Under the registration rights agreement, our parent will have the right to request that we register the sale of Registrable Securities held by it, and our parent will have the right to require us to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. In addition, the registration rights agreement gives our parent "piggyback" registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by our parent and any permitted transferee will be entitled to these registration rights. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Registration Rights Agreement."

Lock-up Agreements

              Our general partner's executive officers and directors, our general partner and our parent have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, dispose of any common units or any securities convertible into or exchangeable for our common units. Participants in our directed unit program who purchase $100,000 or more of common units under the program will be subject to similar restrictions for a period of 25 days from the date of this prospectus. Please read "Underwriting—No Sales of Similar Securities" for a description of these lock-up provisions.

Registration Statement on Form S-8

              We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

              This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, special counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to PES Logistics Partners, L.P. and our operating subsidiaries.

              The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts ("REITs") or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

              No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in distributable cash flow to our unitholders and for incentive distributions to our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

              All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

              For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees") and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Uniformity of Units").

Partnership Status

              A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than        % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

              The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

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  We will be classified as a partnership for federal income tax purposes; and

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  Each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

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  Neither we nor any of our operating subsidiaries has elected or will elect to be treated as a corporation; and

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  For each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

              If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

              If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP's opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

              Unitholders of PES Logistics Partners, L.P. will be treated as partners of PES Logistics Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of PES Logistics Partners, L.P. for federal income tax purposes.

              A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

              Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in PES Logistics Partners, L.P. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in PES Logistics Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

              Subject to the discussion below under "—Tax Consequences of Unit Ownership—Entity-Level Collections" we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. The income we allocate to unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

              Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses."

              A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

              We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

              The actual ratio of allocable taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

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  gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

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  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

              A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner's "net value" as defined in regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Limitations on Deductibility of Losses

              The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder's tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

              In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

              In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly traded partnerships, or the unitholder's salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

              A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

              The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

              The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

Entity-Level Collections

              If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

              In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to the unitholders in accordance with their percentage interests in us.

              Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering and

(ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the "Contributed Property." The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, "reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

              An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

              Latham & Watkins LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

Treatment of Short Sales

              A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  while not entirely free from doubt, all of these distributions would appear to be ordinary income.

              Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax Rates

              Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

              In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts currently applies. For these purposes, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder's net investment income and (2) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income and (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued guidance in the form of proposed and final Treasury Regulations regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

              We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read "—Disposition of Common Units—Constructive Termination." The election will generally permit us to adjust a common unit purchaser's tax basis in our assets (inside basis) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets (common basis) and (ii) his Section 743(b) adjustment to that basis.

              We will adopt the remedial allocation method as to all of our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "—Uniformity of Units."

              We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Common Units—Recognition of Gain or Loss." Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

              A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

              The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

 Tax Treatment of Operations

Accounting Method and Taxable Year

              We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

Initial Tax Basis, Depreciation and Amortization

              The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and its affiliates, and (ii) any other offering will be borne by our general partner and all of our unitholders as of that time. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

              To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read "—Uniformity of Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

              If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

              The costs we incur in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

              The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

 Disposition of Common Units

Recognition of Gain or Loss

              Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

              Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

              Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read "—Tax Consequences of Unit Ownership—Tax Rates."

              The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

              Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

              Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

              In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

              Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

              A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

              We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has provided a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

              Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

              To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under "—Tax Consequences of Unit Ownership—Section 754 Election," Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

              Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

              Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

              In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

              A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

              We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

              The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

              Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

              The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

              A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

              Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States ("FDAP Income"), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States ("Gross Proceeds") paid to a foreign financial institution or to a "non-financial foreign entity" (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

              These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read "—Tax-Exempt Organizations and Other Investors"), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

              Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

              Persons who hold an interest in us as a nominee for another person are required to furnish to us:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  whether the beneficial owner is:

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  a person that is not a U.S. person;

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  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

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  a tax-exempt entity;

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  the amount and description of units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

              Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

              An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

              For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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  for which there is, or was, "substantial authority"; or

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  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

              If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

              A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

              In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

              If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Administrative Matters—Information Returns and Audit Procedures."

              Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Administrative Matters—Accuracy-Related Penalties";

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  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

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  in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any "reportable transactions."

Recent Legislative Developments

              The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read "—Partnership Status." We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

              In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Pennsylvania. Pennsylvania imposes an income tax on corporations and other entities and also imposes a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. You may be required to file income tax returns and to pay income taxes in Pennsylvania and may be subject to penalties for failure to comply with those requirements. In this jurisdiction, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. We may be required, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of Pennsylvania. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

              It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local, alternative minimum tax or foreign tax consequences of an investment in us.

INVESTMENT IN PES LOGISTICS PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

              An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, "Similar Laws." For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, collectively, "Employee Benefit Plans." Among other things, consideration should be given to:

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  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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  whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read "Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors"; and

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  whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

              The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

              Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving "plan assets" with parties that, with respect to the Employee Benefit Plan, are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

              In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

              The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed "plan assets." Under these rules, an entity's assets would not be considered to be "plan assets" if, among other things:

    (a)
    the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

    (b)
    the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

    (c)
    there is no significant investment by "benefit plan investors," which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

              Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

 UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $                   and are payable by us.

 Option to Purchase Additional Common Units

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter's initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering. Our parent will be considered an underwriter with respect to any units issued or sold under the option.

Directed Unit Program

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the common units offered by this prospectus for sale to some of our directors, director nominees and executive officers. If these persons purchase reserved common units, the purchased units will be subject to the lock-up restrictions described below and the purchased common units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors, our general partner and our parent have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus, subject to certain limited exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common units;

  •
  sell any option or contract to purchase any common units;

  •
  purchase any option or contract to sell any common units;

  •
  grant any option, right or warrant for the sale of any common units;

  •
  lend or otherwise dispose of or transfer any common units;

  •
  request or demand that we file a registration statement related to the common units; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of units or other securities, in cash or otherwise.

              This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

              We expect the units to be approved for listing on the NYSE under the symbol "PESL." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded partnerships that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our partnership and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option. "Naked" short sales are sales in excess of the option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

FINRA

              Because the Financial Industry Regulatory Authority, or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside of the United States

              Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the common units may only be made to persons, or the Exempt Investors, who are:

    (a)
    "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

    (b)
    "wholesale clients" (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

              The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

              In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

              For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

              We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

              This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

              This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

              No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

              The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

              This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

              We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

              Our partnership may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a "recognised collective investment scheme" for the purposes of FSMA, or CIS, and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

  (i)
  if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended, or the CIS Promotion Order or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

  (ii)
  otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

  (iii)
  in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as "relevant persons"). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

              An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

 VALIDITY OF THE COMMON UNITS

              The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

              The balance sheet of PES Logistics Partners, L.P. at June 25, 2014, appearing in this prospectus and registration statement has been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

              The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

              Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at                and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

              We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

              Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

PES LOGISTICS PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Introduction

              Set forth below is the unaudited pro forma consolidated balance sheet of PES Logistics Partners, L.P. (the "Partnership" or "PES Logistics") as of June 30, 2014. References to "we," "us" and "our" mean the Partnership and its consolidated subsidiaries, including North Yard Logistics, L.P. (the "operating partnership"), unless the context otherwise requires. References to "PES" mean Philadelphia Energy Solutions LLC and its consolidated subsidiaries other than us and our consolidated subsidiaries and our general partner. PES is the sole member of PES Holding, LLC, a Delaware limited liability company ("our parent"). Our parent, together with its subsidiaries other than us, owns and operates two oil refineries and related facilities in Philadelphia, Pennsylvania.

              Effective            , 2014, we will own the general partner interest and a 45% limited partner interest in the operating partnership, which owns and operates the crude oil rail unloading terminal and related assets. The contribution of the interests in the operating partnership to us will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma consolidated balance sheet gives pro forma effect to the matters set forth in the notes to this unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated balance sheet has been prepared on the basis that the Partnership will be treated as a partnership for U.S. federal income tax purposes. The unaudited pro forma consolidated balance sheet should be read in conjunction with the accompanying notes.

              The unaudited pro forma balance sheet was derived by carving out the assets to be contributed to the operating partnership by our parent from our parent's historical consolidated financial statements. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated balance sheet.

PES LOGISTICS PARTNERS, L.P.

Unaudited Pro Forma Consolidated Balance Sheet

June 30, 2014

(Dollars in thousands)

	Contribution of Assets to North Yard Logistics, L.P. by PES Holdings, LLC(a)	Offering Adjustments		PES Logistics Partners, L.P. Pro Forma
Assets
Cash and cash equivalents	$0	$100,000	(b)	$28,500
		(10,000)	(c)
		(3,000)	(d)
		(58,500)	(e)

Total current assets	0	28,500		58,500
Property, plant, and equipment, net	76,243			76,243
Other assets	0	3,000	(d)	3,000

Total assets	$76,243	$31,500		$107,743

Liabilities and Members' Equity
Commitments and Contingencies:
Parent company net investment	$76,243	$(58,500)	(e)	$—
		(57,609)	(f)
		39,866	(g)
Held by public:
Common units	0	100,000	(b)	90,000
		(10,000)	(c)
Held by parent:
Common units	0	(19,933)	(g)	(19,933)
Subordinated units	0	(19,933)	(g)	(19,933)
General partner interest	0	0	(g)	0

Parent company net investment/Equity attributable to PES Logistics Partners	76,243	(24,109)		50,134

Noncontrolling interest	0	57,609	(f)	57,609

Total equity	76,243	31,500		107,743

Total liabilities and equity	$76,243	$31,500		$107,743

See accompanying notes to unaudited consolidated pro forma balance sheet.

PES LOGISTICS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(dollars in thousands)

Note 1. Basis of Presentation, the Offering and Other Transactions

              The historical basis of the assets and liabilities to be contributed to the operating partnership has been derived from the consolidated balance sheet of our parent. The pro forma adjustments to prepare our unaudited pro forma consolidated balance sheet have been prepared as if the transactions to be effected at the closing of this offering had taken place as of June 30, 2014.

              The pro forma consolidated balance sheet gives pro forma effect to:

  •
  our parent's contribution to us of the general partner interest and a 45% limited partner interest in the operating partnership, which owns and operates the crude oil rail unloading terminal on                    , 2014. At the closing of this offering, our sole asset will be our equity interests in the operating partnership and the financial statements of the operating partnership will be consolidated into our financial statements;

  •
  the creation of a noncontrolling interest representing our parent's retained 55% limited partner interest in the operating partnership;

  •
  our entry into a          -year, $           million revolving credit facility;

  •
  the consummation of this offering and our issuance of          common units to the public, a noneconomic general partner interest and the incentive distribution rights to our general partner and          common units and          subordinated units to our parent; and

  •
  the application of the net proceeds of this offering as described in "Use of Proceeds" in this Prospectus.

              The pro forma adjustments included herein assume no exercise of the underwriters' option to purchase additional common units. The proceeds from any exercise of the underwriters' option to purchase additional common units will be used to redeem from our parent a number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in the offering before expenses but after deducting underwriting discounts.

Note 2. Pro Forma Adjustments and Assumptions

    (a)
    Reflects the contribution of the crude oil rail unloading terminal to the operating partnership on                    , 2014.

    (b)
    Reflects the assumed gross offering proceeds to the Partnership of $          from the issuance and sale of          common units at the initial public offering price of $        per common unit.

    (c)
    Reflects the payment of estimated underwriter discounts totaling $          and $          for estimated expenses associated with the offering relating to legal and consulting services, audit expenses, printing charges, filing fees and other costs. These fees and expenses will be allocated to the public common units.

    (d)
    Reflects payment of $          in deferred financing fees related to the new revolving credit facility.

    (e)
    Reflects the distribution to our parent of $        in proceeds from the public offering of common units, in part to reimburse it for certain capital expenditures.

PES LOGISTICS PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (Continued)

(dollars in thousands)

Note 2. Pro Forma Adjustments and Assumptions (Continued)

    (f)
    As described in "Prospectus Summary—Our Formation and Other Related Transactions," our parent will retain a 55% limited partner interest in the operating partnership, which owns and operates the crude oil rail unloading terminal. We will consolidate the financial results of the operating partnership and accordingly will record a noncontrolling interest in the pro forma consolidated balance sheet with respect to the interest held by Holdings. The controlling and noncontrolling interests are calculated as follows:

Initial equity of the operating partnership	$76,243
Contribution by PES Logistics of a portion of proceeds from the offering to the operating partnership to fund the expansion project	28,500

Equity of the operating partnership to be allocated between controlling and noncontrolling interests	$104,743

PES Logistics interest (45% controlling interest)	$47,134
PES Holdings, LLC interest (55% noncontrolling interest)	$57,609
    (g)
    Represents the conversion of the parent company net investment (after establishment of noncontrolling interest in the operating partnership and distribution to our parent from offering proceeds) to the:

    (i)
    common units held by parent;

    (ii)
    subordinated units held by parent; and

    (iii)
    noneconomic general partner interest (including incentive distribution rights) held by parent (no allocation).

    The parent company net investment is computed as follows:

Initial equity of the operating partnership	$76,243
Noncontrolling interest in the operating partnership	(57,609)
Distribution to our parent from offering proceeds	(58,500)

$(39,866)

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions, LLC:

              We have audited the accompanying balance sheet of PES Logistics, L.P. as of June 25, 2014. This balance sheet is the responsibility of Philadelphia Energy Solutions, LLC management. Our responsibility is to express an opinion on the balance sheet based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of PES Logistics Partners, L.P. as of June 25, 2014 in conformity with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania
July 10, 2014

/s/ KPMG LLP

PES Logistics Partners, L.P.

Balance Sheet

June 25, 2014

Assets
Cash	$1,000

Total assets	$1,000

Partners' Capital
Limited Partners	$1,000
General Partner	—

Total partners' capital	1,000

See accompanying note to balance sheet.

PES LOGISTICS PARTNERS, L.P.

Note to Balance Sheet

1. Nature of Operations

              PES Logistics Partners, L.P. (the "Partnership") is a Delaware limited partnership formed on June 4, 2014 by PES Holdings, LLC ("our parent") and PESRM Holdings, LLC ("PESRM Holdings") and PES Logistics GP, LLC ("PES Logistics GP"), each a wholly owned subsidiary of our parent, to acquire certain logistics assets of Philadelphia Energy Solutions Refining and Marketing LLC, a wholly owned subsidiary of our parent. PES Logistics GP is a limited liability company formed to become the general partner of the Partnership. The acquisition of the logistics assets will be accounted for as a transaction under common control and accordingly, the parent's basis in the assets will become the Partnership's basis in these assets and will not be adjusted to fair market value.

              On June 25, 2014, our parent and PESRM Holdings contributed $999.90 and $0.10, respectively, to the Partnership in exchange for a 99.99% and 0.01% limited partnership interest in the Partnership, respectively. There have been no other transactions involving the Partnership as of June 25, 2014.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF PES LOGISTICS PARTNERS, L.P.

[To be filed by amendment]

A-1

APPENDIX B

Glossary of Terms

              Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

              "API gravity" refers to American Petroleum Institute gravity.

              "barrel" refers to a common unit of measure in the oil industry, which equates to 42 gallons.

              "blendstocks" refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

              "bpd" refers to an abbreviation for barrels per day.

              "Brent" refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38° and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

              "complexity" refers to the number, type and capacity of processing units at a refinery, measured by the Nelson Complexity Index, which is often used as a measure of a refinery's ability to process lower quality crude in an economic manner.

              "distillates" refers primarily to diesel, heating oil, kerosene and jet fuel.

              "downstream" refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

              "ethanol" refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

              "feedstocks" refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

              "FCC" refers to a fluid catalytic cracker.

              "light crude oil" refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

              "mbpd" refers to an abbreviation of thousand barrels per day.

              "Nelson Complexity Index" refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude oil distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude oil distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude oil distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude oil distillation for the same amount of throughput.

B-1

              "NGLs" refers to natural gas liquids, which are a mixture of light hydrocarbons that exist in the gaseous phase and are recovered as liquids in gas processing plants.

              "PADD" refers to Petroleum Administration of Defense Districts which divides the United States into geographic regions for the purposes of data collection to analyze patterns of crude oil and petroleum product movements. PADD I encompasses the east coast of the United States.

              "refined products" refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

              "RIN" refers to Renewable Identification Number, a number generated to represent a volume of renewable fuel for the purpose of tracking its production, use and trading as required by the Renewable Fuel Standard issued by the U.S. Environmental Protection Agency.

              "sour crude oil" refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

              "sweet crude oil" refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

              "throughput" refers to the volume processed through a unit or refinery.

              "turnaround" refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

              "VOC" refers to volatile organic compounds.

B-2

              Through and including                    , 2014, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Common units
Representing Limited Partner Interests

PES Logistics Partners, L.P.

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

                    , 2014

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution

              Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of directors and officers

              The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which PES Logistics Partners, L.P. and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.    Recent sales of unregistered securities

              In June 2014, in connection with our formation, we issued to (i) our general partner a non-economic general partner interest in us, (ii) our parent a 99.99% limited partner interest in us, in exchange for $999.90 and (iii) PESRM Holdings, LLC a 0.01% limited partner interest in us, in exchange for $0.10. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits

              The following documents are filed as exhibits to this registration statement:

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)
3.1	**	Certificate of Limited Partnership of PES Logistics Partners, L.P.
3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of PES Logistics Partners, L.P. (included as Appendix A to the Prospectus)
5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered
8.1	*	Form of opinion of Latham & Watkins LLP relating to tax matters
10.1	*	Form of Credit Agreement
10.2	*	Rail Terminaling Services Agreement
10.3	*	Lease Agreement
10.4	*	Contribution, Conveyance & Assumption Agreement
10.5	*	Services and Secondment Agreement
10.6	*	Form of Omnibus Agreement
10.7	*	Form of PES Logistics Partners, L.P. 2014 Long-Term Incentive Plan
10.8	*	Form of Registration Rights Agreement
21.1	*	List of Subsidiaries of PES Logistics Partners, L.P.
23.1	*	Consent of KPMG LLP
23.2	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)
24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.

**
Previously filed.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (1)
    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (2)
    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (3)
    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (4)
    any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

              The undersigned registrant hereby undertakes that:

    (1)
    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              The undersigned registrant undertakes that, for the purposes of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

              The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with its general partner or its general partner's affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

              The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

Signatures

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on                        , 2014.

PES Logistics Partners, L.P.
By:	PES Logistics GP, LLC, its General Partner
By:
Name:
Title:

              Each person whose signature appears below appoints James T. Rens and John B. McShane, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities, which are with PES Logistics GP, LLC, the general partner of PES Logistics Partners, L.P., and on the dates indicated.

Signature	Title	Date

	Michael J. Colavita (Principal Executive Officer)	, 2014
	James T. Rens (Principal Financial Officer and Principal Accounting Officer)	, 2014
	Philip L. Rinaldi Chairman of the Board	, 2014
	Director	, 2014
	Director	, 2014

INDEX TO EXHIBITS

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)
3.1	**	Certificate of Limited Partnership of PES Logistics Partners, L.P.
3.2	*	Form of First Amended and Restated Agreement of Limited Partnership of PES Logistics Partners, L.P. (included as Appendix A to the Prospectus)
5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered
8.1	*	Form of opinion of Latham & Watkins LLP relating to tax matters
10.1	*	Form of Credit Agreement
10.2	*	Rail Terminaling Services Agreement
10.3	*	Lease Agreement
10.4	*	Contribution, Conveyance & Assumption Agreement
10.5	*	Services and Secondment Agreement
10.6	*	Form of Omnibus Agreement
10.7	*	Form of PES Logistics Partners, L.P. 2014 Long-Term Incentive Plan
10.8	*	Form of Registration Rights Agreement
21.1	*	List of Subsidiaries of PES Logistics Partners, L.P.
23.1	*	Consent of KPMG LLP
23.2	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)
23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1)
24.1	*	Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.

**
Previously filed.